SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

STATUTORY BASIS RESULTS
INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) BASIS RESULTS
Condensed consolidated income statement

		2013 £m	2012* £m
	Note	Half year	Half year	Full year
Earned premiums, net of reinsurance		14,763	13,703	28,622
Investment return		6,528	8,720	23,931
Other income		1,100	939	1,885
Total revenue, net of reinsurance		22,391	23,362	54,438
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance		(18,143)	(19,343)	(45,144)
Acquisition costs and other expenditure	G	(3,315)	(2,745)	(6,032)
Finance costs: interest on core structural borrowings of shareholder-financed operations		(152)	(140)	(280)
Remeasurement of carrying value of Japan Life business classified as held for sale	AB	(135)	-	-
Total charges, net of reinsurance		(21,745)	(22,228)	(51,456)
Share of profits from joint ventures and associates, net of related tax		74	62	135
Profit before tax (being tax attributable to shareholders' and policyholders' returns)**		720	1,196	3,117
Less tax charge attributable to policyholders' returns		(214)	(30)	(370)
Profit before tax attributable to shareholders	C	506	1,166	2,747
Total tax charge attributable to policyholders and shareholders	H	(355)	(309)	(954)
Adjustment to remove tax charge attributable to policyholders returns		214	30	370
Tax charge attributable to shareholders' returns	H	(141)	(279)	(584)
Profit for the period attributable to equity holders of the Company		365	887	2,163

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:	I
Basic		14.3p	35.0p	85.1p
Diluted		14.3p	34.9p	85.0p

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note B.
    Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

** This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.

      This is principally because the corporate taxes of the Group include those on the income of consolidated with-profits and unit-linked funds that, through adjustments to benefits, are borne by policyholders. These amounts are required to be included in the tax charge of the Company under IAS 12. Consequently, the profit before all taxes measure (which is determined after deducting the cost of policyholder benefits and movements in the liability for unallocated surplus of the PAC with-profits fund after adjusting for taxes borne by policyholders) is not representative of pre-tax profits attributable to shareholders.

Dividends per share (in pence)

		2013	2012
	Note	Half year	Half year	Full year

Dividends relating to reporting period:	J
Interim dividend (2013 and 2012)		9.73p	8.40p	8.40p
Final dividend (2012)		-	-	20.79p
Total		9.73p	8.40p	29.19p
Dividends declared and paid in reporting period:	J
Current year interim dividend		-	-	8.40p
Final dividend for prior year		20.79p	17.24p	17.24p
Total		20.79p	17.24p	25.64p

Condensed consolidated statement of comprehensive income

		2013 £m	2012* £m
	Note	Half year	Half year	Full year

Profit for the period		365	887	2,163

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period		227	(53)	(214)
Related tax		5	(1)	(2)
		232	(54)	(216)

Net unrealised valuation movements on securities of US insurance operations classified as available-for-sale:
Net unrealised holding (losses) gains arising during the period		(1,665)	470	930
Deduct net (gains) or add back net losses included in the income statement on disposal and impairment		(42)	12	(68)
Total	R	(1,707)	482	862
Related change in amortisation of deferred acquisition costs	N	419	(181)	(270)
Related tax		451	(105)	(205)
		(837)	196	387

Total		(605)	142	171

Items that will not be reclassified to profit or loss
Shareholders' share of actuarial gains and losses on defined benefit pension schemes:	U
Actuarial (losses) and gains on defined benefit pension schemes		(67)	212	145
Related tax		10	(29)	(17)
		(57)	183	128
Add (deduct) amount attributable to PAC with-profits fund transferred to unallocated surplus of with-profits funds, net of related tax		36	(118)	(94)
		(21)	65	34

Other comprehensive (loss) income for the period, net of related tax		(626)	207	205

Total comprehensive (loss) income for the period attributable to the equity holders of the Company		(261)	1,094	2,368

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

Condensed consolidated statement of changes in equity

		Period ended 30 June 2013 £m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		-	-	365	-	-	365	-	365
Other comprehensive (loss) income		-	-	(21)	232	(837)	(626)	-	(626)
Total comprehensive income (loss) for the period		-	-	344	232	(837)	(261)	-	(261)
Dividends		-	-	(532)	-	-	(532)	-	(532)
Reserve movements in respect of share-based payments		-	-	31	-	-	31	-	31
Change in non-controlling interests arising principally from purchase and sale of property partnerships of PAC with-profits fund and other consolidated investment funds		-	-	-	-	-	-	1	1

Share capital and share premium
New share capital subscribed	W	-	1	-	-	-	1	-	1

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	25	-	-	25	-	25
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	2	-	-	2	-	2
Net increase (decrease) in equity		-	1	(130)	232	(837)	(734)	1	(733)
At beginning of period		128	1,889	6,851	66	1,425	10,359	5	10,364
At end of period		128	1,890	6,721	298	588	9,625	6	9,631

		Period ended 30 June 2012* £m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the period		-	-	887	-	-	887	-	887
Other comprehensive income		-	-	65	(54)	196	207	-	207
Total comprehensive income for the period		-	-	952	(54)	196	1,094	-	1,094
Dividends		-	-	(440)	-	-	(440)	-	(440)
Reserve movements in respect of share-based payments		-	-	52	-	-	52	-	52
Change in non-controlling interests arising principally from purchase and sale of property partnerships of PAC with-profits fund and other consolidated investment funds		-	-	-	-	-	-	(9)	(9)

Share capital and share premium
New share capital subscribed	W	-	14	-	-	-	14	-	14

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	5	-	-	5	-	5
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	3	-	-	3	-	3
Net increase (decrease) in equity		-	14	572	(54)	196	728	(9)	719
At beginning of period		127	1,873	5,244	282	1,038	8,564	43	8,607
At end of period		127	1,887	5,816	228	1,234	9,292	34	9,326

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

		Year ended 31 December 2012* £m
	Note	Share capital	Share premium	Retained earnings	Translation reserve	Available -for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
Reserves
Profit for the year		-	-	2,163	-	-	2,163	-	2,163
Other comprehensive income (loss)		-	-	34	(216)	387	205	-	205
Total comprehensive income for the year		-	-	2,197	(216)	387	2,368	-	2,368
Dividends		-	-	(655)	-	-	(655)	-	(655)
Reserve movements in respect of share-based payments		-	-	42	-	-	42	-	42
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds		-	-	-	-	-	-	(38)	(38)

Share capital and share premium
New share capital subscribed	W	1	16	-	-	-	17	-	17

Treasury shares
Movement in own shares in respect of share-based payment plans		-	-	(13)	-	-	(13)	-	(13)
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS		-	-	36	-	-	36	-	36
Net increase (decrease) in equity		1	16	1,607	(216)	387	1,795	(38)	1,757
At beginning of year		127	1,873	5,244	282	1,038	8,564	43	8,607
At end of year		128	1,889	6,851	66	1,425	10,359	5	10,364

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

Condensed consolidated statement of financial position

		2013 £m	2012* £m
	Note	30 Jun	30 Jun	31 Dec
Assets

Intangible assets attributable to shareholders:
Goodwill	M	1,474	1,467	1,469
Deferred acquisition costs and other intangible assets	N	5,538	4,237	4,177
Total		7,012	5,704	5,646

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for investment purposes		178	178	178
Deferred acquisition costs and other intangible assets		79	84	78
Total		257	262	256
Total		7,269	5,966	5,902

Other non-investment and non-cash assets:
Property, plant and equipment		868	787	754
Reinsurers' share of insurance contract liabilities†		7,204	1,698	6,854
Deferred tax assets	H	2,637	2,169	2,306
Current tax recoverable		191	302	248
Accrued investment income		2,726	2,686	2,771
Other debtors		2,318	1,784	1,325
Total		15,944	9,426	14,258

Investments of long-term business and other operations:
Investment properties		10,583	10,532	10,554
Investments in joint ventures and associates accounted for using the equity method		696	587	635
Financial investments**:
Loans	P	13,230	10,800	12,743
Equity securities and portfolio holdings in unit trusts		112,258	89,098	98,626
Debt securities	Q	138,256	127,349	138,907
Other investments		6,140	7,828	7,547
Deposits		13,542	11,951	12,248
Total		294,705	258,145	281,260

Assets held for sale‡	AB	1,079	-	98
Cash and cash equivalents		6,840	6,335	6,126
Total assets	K	325,837	279,872	307,644

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published for the application of these standards.

** Included within financial investments are £5,076 million of lent securities as at 30 June 2013 (30 June 2012: £5,273 million; 31 December 2012: £3,015 million), and £2,206 million of loans and debt securities covering liabilities for funds withheld under reinsurance arrangements of the Group's US operations from the purchase of REALIC in the second half of 2012 (31 December 2012: £2,012 million).

†   The increase of reinsurers' share of insurance contract liabilities and other liabilities from 30 June 2012 to 31 December 2012 and 30 June 2013 is attributed to amounts due to the reinsurance arrangements attaching to the purchase by Jackson of REALIC in September 2012.

‡ The Group agreed in July 2013 to sell, subject to regulatory approval, its closed book life assurance business in Japan. As at 30 June 2013, the business was classified as held for sale.

		2013 £m	2012* £m
	Note	30 Jun	30 Jun	31 Dec
Equity and liabilities

Equity
Shareholders' equity		9,625	9,292	10,359
Non-controlling interests		6	34	5
Total equity		9,631	9,326	10,364

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	272,728	233,507	257,674
Unallocated surplus of with-profits funds	V	11,434	9,802	10,589
Total		284,162	243,309	268,263

Core structural borrowings of shareholder-financed operations:
Subordinated debt		3,161	2,638	2,577
Other		988	958	977
Total	S	4,149	3,596	3,554

Other borrowings:
Operational borrowings attributable to shareholder-financed operations	T	2,530	2,794	2,245
Borrowings attributable to with-profits operations	T	924	895	968

Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements		2,889	2,563	2,381
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		5,394	4,186	5,145
Deferred tax liabilities	H	4,102	3,909	3,964
Current tax liabilities		325	625	443
Accruals and deferred income		538	544	751
Other creditors		3,743	2,955	2,701
Provisions		537	403	591
Derivative liabilities		2,226	3,453	2,832
Other liabilities†		3,661	1,314	3,442
Total		23,415	19,952	22,250
Liabilities held for sale‡	AB	1,026	-	-
Total liabilities		316,206	270,546	297,280
Total equity and liabilities	K	325,837	279,872	307,644

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published.

    † The increase of reinsurers' share of insurance contract liabilities and other liabilities from 30 June 2012 to 31 December 2012 and 30 June 2013 is attributed to amounts due to the reinsurance arrangements attaching to the purchase by Jackson of REALIC in September 2012.

‡ The Group agreed in July 2013 to sell, subject to regulatory approval, its closed book life assurance business in Japan. As at 30 June 2013, the business was classified as held for sale.

Condensed consolidated statement of cash flows

		2013 £m	2012* £m
	Note	Half year	Half year	Full year
Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)note (i)		720	1,196	3,117
Non-cash movements in operating assets and liabilities reflected in profit before taxnote (ii)		533	(1,150)	(1,916)
Other itemsnote (iii)		70	254	(496)
Net cash inflows from operating activities		1,323	300	705
Cash flows from investing activities
Net cash outflows from purchases and disposals of property, plant and equipment		(140)	(108)	(125)
Acquisition of subsidiaries, net of cash balancenote (iv)	X	(376)	-	(224)
Change to Group's holdings, net of cash balance		-	23	23
Net cash outflows from investing activities		(516)	(85)	(326)
Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations:note (v)	S
Issue of subordinated debt, net of costs		429	-	-
Bank loan		-	-	25
Interest paid		(148)	(139)	(270)
With-profits operations: note (vi)	T
Interest paid		(4)	(4)	(9)
Equity capital:
Issues of ordinary share capital	W	1	14	17
Dividends paid		(532)	(440)	(655)
Net cash outflows from financing activities		(254)	(569)	(892)
Net increase (decrease) in cash and cash equivalents		553	(354)	(513)
Cash and cash equivalents at beginning of period		6,126	6,741	6,741
Effect of exchange rate changes on cash and cash equivalents		161	(52)	(102)
Cash and cash equivalents at end of period		6,840	6,335	6,126

* The Group has adopted new accounting standards on consolidated financial statements and joint arrangements, and amendments to the employee benefits accounting standard, from 1 January 2013 as described in note B. Accordingly, the 2012 comparative results and related notes have been adjusted retrospectively from those previously published for the application of these standards.

Notes
(i) This measure is the formal profit before tax measure under IFRS but it is not the result attributable to shareholders.
(ii) The adjusting items to profit before tax included within non-cash movements in operating assets and liabilities reflected in profit before tax are as follows:

	2013 £m	2012* £m
	Half year	Half year	Full year
Other non-investment and non-cash assets	(1,140)	(1,223)	(774)
Investments	(8,074)	(9,228)	(26,993)
Policyholder liabilities (including unallocated surplus)	7,295	10,622	26,362
Other liabilities (including operational borrowings)	2,452	(1,321)	(511)
Non-cash movements in operating assets and liabilities reflected in profit before tax	533	(1,150)	(1,916)

(iii) The adjusting items to profit before tax included within other items are adjustments in respect of non-cash items together with operational interest receipts and payments, dividend receipts and tax paid.

(iv) The acquisition of Thanachart Life in the first half of 2013, resulted in a net cash outflow of £376 million. The acquisition of REALIC in the second half of 2012, resulted in a net cash outflow of £224 million. See note X for further details.

(v) Structural borrowings of shareholder-financed operations comprise core debt of the parent company, Prudential Capital bank loan and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities programmes, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi) Interest paid on structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance
       Fund, a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

NOTES ON THE IFRS BASIS RESULTS

A Basis of preparation and audit status
These condensed consolidated interim financial statements for the six months ended 30 June 2013 have been prepared in accordance with IAS 34 'Interim Financial Reporting' as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At 30 June 2013, there were no unendorsed standards effective for the period ended 30 June 2013 affecting the condensed consolidated financial statements of the Group, and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group.
The IFRS basis results for the 2013 and 2012 half years are unaudited. Except for the effect of the adoption of the new and amended accounting standards for Group IFRS reporting as explained in note B, the 2012 full year IFRS basis results have been derived from the 2012 statutory accounts. The auditors have reported on the 2012 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
Except for the adoption of the new and amended accounting standards for Group IFRS reporting as described below, the accounting policies applied by the Group in determining the IFRS basis results in this report are the same as those previously applied in the Group's consolidated financial statements for the year ended 31 December 2012.

B Adoption of new and amended accounting standards in 2013
The following accounting standards and amendments issued and endorsed for use in the EU have been adopted for half year 2013:

Standards on joint arrangements and disclosures: IFRS 11,'Joint arrangements', IFRS 12,'Disclosures of interest in other entities' and IAS 28,'Investments in associates and joint ventures'

In May 2011, the IASB issued IFRS 11,'Joint arrangements' to replace IAS 31, 'Interests in Joint Ventures'. The standard also incorporates the guidance contained in related interpretation in SIC-13 Jointly Controlled Entities- Non-Monetary Contributions by Venturers. IFRS 11 requires a joint venture to be recognised as an investment and be accounted for using the equity method in accordance with IAS 28. The attaching changes to disclosure requirements for parties to joint arrangements are specified in IFRS 12,'Disclosures of interest in other entities', which replaces the disclosure requirements of IAS 28,'Investments in associates and joint ventures' and IAS 31, 'Interests in Joint Ventures'.

The standards are effective from annual periods beginning on or after 1 January 2014 for IFRSs as endorsed by the EU and have been early adopted by the Group from 1 January 2013. The Group has applied the standards for interests occurring on or after 1 January 2012 in accordance with the transition provisions of IFRS 11. The Group's investments in joint ventures affected by these standards are as described in note Y and there is no change to the classification of these investments as joint ventures under IFRS 11. The Group has recognised its investment in joint ventures at 1 January 2012, as the aggregate of the carrying amounts of the assets and liabilities that were previously proportionately consolidated by the Group. This determines the deemed cost of the Group's investments in joint ventures for applying equity accounting.

As a consequence, the standards have an impact on the individual assets and liabilities in the statement of financial position and the Group's investment in joint ventures is accounted for by applying a single line equity method, resulting in a reduction of £3,639 million in reported total assets and total liabilities (half year 2012: £3,179 million; full year 2012: £3,435 million) with no impact on shareholders' equity. There is a reduction of £10 million in reported profit before tax attributable to shareholders (half year 2012: £7 million; full year 2012: £18 million). This arises as the tax on the profits of the joint ventures are no longer presented in the tax line; instead the tax charges are required to be netted against the Group's share of joint ventures' income included in profit before tax. Adoption of the standard has no impact on profit after tax.

Disclosures required by IFRS 12 for interests in joint arrangements will be included in the Group's full year 2013 Annual Report.

Standards on consolidation and disclosures: IFRS 10,'Consolidated financial statements', IFRS 12,'Disclosures of interest in other entities', and IAS 27,'Separate financial statements'
In May 2011, the IASB issued these three standards to replace IAS 27,'Consolidated and separate financial statements' and SIC-12 Consolidation-Special Purpose Entities.

The standards are effective for annual periods beginning on or after 1 January 2014 for IFRSs as endorsed by the EU and have been early adopted by the Group for half year 2013. The Group has assessed whether the investment holdings as at 1 January 2013 that need to be consolidated differ under IFRS 10 compared with IAS 27 or SIC-12. If the consolidation conclusion under IFRS 10 differs as at 1 January 2013, the immediately preceding comparative period is adjusted to be consistent with the accounting conclusion under IFRS 10.

Where there is a difference between the IFRS 10 and IAS 27/SIC-12 diagnosis so as to require consolidation, the principal effect has been to 'gross up' the consolidated statement of financial position for;

• the difference between the net value of the newly consolidated assets and liabilities (including those attributable to external parties) and the previous carrying value for the Group's interest; and
• the equal and opposite liability or non-controlling interest for the external parties' interests in the funds.

Application of the standards resulted in an increase of £1,416 million in total assets and total liabilities (half year 2012: £426 million; full year 2012: £826 million) with no impact on shareholders' equity and profit for the period.
Disclosures required by IFRS 12 for interests in other entities will be included in the Group's full year 2013 Annual Report.

IFRS 13, 'Fair value measurement'
In May 2011, the IASB issued IFRS 13, 'Fair value measurement' standard which creates a uniform framework to explain how to measure fair value and aims to enhance fair value disclosures, but it does not change when to measure fair value or require additional fair value measurements. The standard requires additional disclosure on the fair value of non-financial assets and liabilities and enhanced disclosures of recurring Level 3 fair value measurements.
The standard is effective from annual periods beginning on or after 1 January 2013, with no adjustment to comparative results. The Group has adopted the standard for half year 2013 and there is no material impact on the fair value measurement of the Group's assets and liabilities. Disclosures in note O are enhanced in providing detail of the methodology and underlying assumptions used to determine fair value of Group's financial instruments, in line with the new requirements for interim reporting.

Amendments to IAS 19, 'Employee benefits'
These amendments are effective from annual periods beginning on or after, 1 January 2013 and have been adopted by the Group for 2013 half year reporting. The key revisions to the standard on accounting for pensions and other post-employment benefits are:

• Presentation of actuarial gains and losses.
            Following the adoption of the amendment, the Group presents actuarial gains and losses in 'other comprehensive income' instead of the 'income statement'. This adoption had no impact on the Group's total comprehensive income and shareholders' equity.
• The replacement of the expected return on plan assets with an amount based on the liability discount rate in the determination of pension costs.

   This revision altered the pension costs included in the Group's income statement with a corresponding equal and opposite effect on the actuarial gains and losses included in other comprehensive income. The effect of this change for Prudential is insignificant.

• Enhanced disclosures, specifically on risks arising from defined benefit plans. The enhanced disclosures will be included in the Group's full year 2013 Annual Report.
• The removal of the corridor option for actuarial gains and losses.
          The Group did not previously apply the corridor option, therefore its removal had no impact to the Group.

Application of the amendment resulted in an increase of £28 million in profit before tax attributable to shareholders (half year 2012: a decrease of £86 million; full year 2012: a decrease of £45 million) and an increase of £21 million in profit for the period (half year 2012: a decrease of £65 million; full year 2012: a decrease of £34 million) with an equal and opposite effect in other comprehensive income and therefore no impact on shareholders' equity.

Amendments to IAS 1, 'Presentation of financial statements'
These amendments, effective from annual periods beginning 1 January 2013, require items in other comprehensive income to be presented separately based on whether or not they may be recycled to profit or loss in the future.
The Group has adopted these amendments for half year 2013 and amended the presentation of statement of other comprehensive income, with no impact on the Group's results and financial position.

Offsetting Financial Assets and Financial Liabilities (Amendment to IFRS 7, 'Financial Instruments: Disclosures')
The disclosure as required by this amendment in respect of all recognised financial instruments that have been offset in accordance with IAS 32 will be included in the Group's full year 2013 Annual Report if applicable.
Additional information on the quantitative effect of the adoption of the new and amended accounting standards on the Group's primary financial statements and supplementary analysis of profit is provided in note AC.

C Segment disclosure - profit before tax

		2013 £m	2012* £m
	Note	Half year	Half year	Full year
Asia operations
Insurance operations:†	E(i)
Operating results before gain on sale of stake in China Life of Taiwan		476	406	862
Gain on sale of stake in China Life of Taiwan		-	-	51
Total Asia insurance operations before development expenses		476	406	913
Development expenses		(2)	(3)	(7)
Total Asia insurance operations after development expenses		474	403	906
Eastspring Investments		38	32	69
Total Asia operations		512	435	975

US operations
Jackson (US insurance operations)	E(ii)	582	442	964
Broker-dealer and asset management		34	17	39
Total US operations		616	459	1,003

UK operations
UK insurance operations:
Long-term business	E(iii)	341	336	703
General insurance commission note (i)		15	17	33
Total UK insurance operations		356	353	736
M&G (including Prudential Capital)		225	199	371
Total UK operations		581	552	1,107
Total segment profit		1,709	1,446	3,085

Other income and expenditure
Investment return and other income		10	5	13
Interest payable on core structural borrowings		(152)	(140)	(280)
Corporate expenditure	G	(128)	(120)	(231)
Total		(270)	(255)	(498)
Solvency II implementation costs		(13)	(27)	(48)
Restructuring costs note (ii)		(11)	(7)	(19)
Operating profit based on longer-term investment returns		1,415	1,157	2,520
Short-term fluctuations in investment returns on shareholder-backed business †	F	(755)	(47)	187
Amortisation of acquisition accounting adjustments		(30)	-	(19)
Gain on dilution of Group holdingsnote (iii)		-	42	42
(Loss) profit attaching to held for sale Japan Life business†	AB	(124)	14	17
Profit before tax attributable to shareholders		506	1,166	2,747

		2013	2012* £m
		Half year	Half year	Full year
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests†	I	42.2p	34.6p	76.9p
Basic EPS based on total profit after tax and non-controlling interests	I	14.3p	35.0p	85.1p
* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

† To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit above.

Notes

(i) UK operations transferred its general insurance business to Churchill Insurance in 2002. General insurance commission represents the commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(ii) Restructuring costs are incurred in the UK and represent one-off expenses incurred in securing expense savings.
(iii) During 2012, M&G reduced its holdings in PPM South Africa resulting in a reclassification from a subsidiary to an associate giving rise to a gain on dilution of £42 million.

Determining operating segments and performance measure of operating segments

Operating segments
The Group's operating segments, determined in accordance with IFRS 8, 'Operating Segments', are as follows:
Insurance operations:

- Asia
- US (Jackson)
- UK

Asset management operations:

- M&G (including Prudential Capital)
- Eastspring Investments
- US broker-dealer and asset management (including Curian)

The Group's operating segments are also its reportable segments for the purposes of internal management reporting with the exception of Prudential Capital (PruCap) which has been incorporated into the M&G operating segment for the purposes of segment reporting.

Performance measure
The performance measure of operating segments utilised by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns, the amortisation of the acquisition accounting adjustments arising on the purchase of businesses and for 2012, the gain arising upon the dilution of the Group's holding in PPM South Africa. As explained further in note AB, in July 2013, the Group announced that it has agreed to sell its Japan Life business to SBI Holdings, Inc. As the sale of the business was highly probable at 30 June 2013, the Japan Life business has been classified as 'held for sale' in these condensed consolidated financial statements. In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the remeasurement of the held for sale Japan Life business at 30 June 2013 to fair value less costs to sell, together with the half year 2013 results of this business and those for the 2012 comparatives are shown separately within the supplementary analysis of profit. Operating earnings per share is calculated on operating profit based on longer-term investment returns, after tax and non-controlling interests.

Segment results that are reported to the Group Executive Committee include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and the Asia Regional Head Office.

Except in the case of the assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, operating profit based on longer-term investment returns for shareholder-financed business is determined on the basis of expected longer-term investment returns. In the case of assets backing the UK annuity business, unit-linked and US variable annuity separate account liabilities, the basis of determining operating profit based on longer-term investment returns is as follows:

• Assets backing UK annuity business liabilities. For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value and associated policyholder liability movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

• Assets backing unit-linked and US variable annuity business separate account liabilities. For such business, the policyholder unit liabilities are directly reflective of the asset value movements. Accordingly, the operating results based on longer-term investment returns reflect the current period value movements in unit liabilities and the backing assets.

In the case of other shareholder-financed business, the measurement of operating profit based on longer-term investment returns reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance of life businesses exclusive of the effects of short-term fluctuations in market conditions.

In determining the profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a) Debt, equity-type securities and loans
Longer-term investment returns for both debt, equity-type securities and loans comprise longer-term actual income receivable for the period (interest/dividend income) and longer-term capital returns.

In principle, for debt securities and loans, the longer-term capital returns comprise two elements. The first element is a risk margin reserve (RMR) based charge for the expected level of defaults for the period, which is determined by reference to the credit quality of the portfolio. The difference between impairment losses in the reporting period and the RMR charge to the operating result is reflected in short-term fluctuations in investment returns. The second element is for the amortisation of interest-related realised gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

Jackson is the shareholder-backed operation for which the distinction between impairment losses and interest-related realised gains and losses is in practice relevant to a significant extent. Jackson has used the ratings by Nationally Recognised Statistical Ratings Organisations (NRSRO) or ratings resulting from the regulatory ratings detail issued by the National Association of Insurance Commissioners (NAIC) developed by external third parties such as PIMCO or BlackRock Solutions to determine the average annual RMR to apply to debt securities held to back general account business. Debt securities held to back separate account and reinsurance funds withheld are not subject to an RMR charge. Further details of the RMR charge, as well as the amortisation of interest-related realised gains and losses, for Jackson are shown in note F(iii).

For debt securities backing non-linked shareholder-financed business of the UK insurance operations (other than the annuity business) and of the Asia insurance operations, the realised gains and losses are principally interest related. Accordingly, all realised gains and losses to date for these operations are being amortised over the period to the date those securities would otherwise have matured, with no explicit RMR charge.

At 30 June 2013 the level of unamortised interest-related realised gains and losses related to previously sold bonds for the Group was a net gain of £522 million (30 June 2012: £441 million; 31 December 2012: £495 million).

For equity-type securities, the longer-term rates of return are estimates of the long-term trend investment return for income and capital having regard to past performance, current trends and future expectations. Equity-type securities held for shareholder-financed operations other than the UK annuity business, unit-linked and US variable annuity are of significance for the US and Asia insurance operations. Different rates apply to different categories of equity-type securities.

As at 30 June 2013, the equity-type securities for US insurance non-separate account operations amounted to £1,188 million (30 June 2012: £1,017 million; 31 December 2012: £1,004 million). For these operations, the longer-term rates of return for income and capital applied in half year 2013 are as follows:

	Half year 2013	Half year 2012	Full year 2012
Equity-type securities such as common and preferred stock and portfolio holdings in mutual funds	5.7% to 6.5%	5.6% to 6.2%	5.5% to 6.2%
Other equity-type securities such as investments in limited partnerships and private equity funds	7.7% to 8.5%	7.6% to 8.2%	7.5% to 8.2%

For Asia insurance operations, excluding assets of the Japan Life held for sale business, investments in equity securities held for non-linked shareholder-financed operations amounted to £526 million as at 30 June 2013 (30 June 2012: £574 million; 31 December 2012: £474 million). The rates of return applied in the periods 2013 and 2012 for these investments ranged from 1.3 per cent to 13.8 per cent with the rates applied varying by territory.

The longer-term rates of return discussed above for equity-type securities are determined after consideration by the Group's in-house economists of long-term expected real government bond returns, equity risk premium and long-term inflation. These rates are broadly stable from period to period but may be different between countries, reflecting, for example, differing expectations of inflation in each territory. The assumptions are for returns expected to apply in equilibrium conditions. The assumed rates of return do not reflect any cyclical variability in economic performance and are not set by reference to prevailing asset valuations.

The longer-term investment returns for the Asia insurance joint ventures accounted for on the equity method are determined on a similar basis as the other Asia insurance operations described above.

(b) US variable and fixed index annuity business

The following value movements for Jackson's variable and fixed index annuity business are excluded from operating profit based on longer-term investment returns:

• fair value movements for equity-based derivatives;

• fair value movements for embedded derivatives for Guaranteed Minimum Withdrawal Benefit (GMWB) 'not for life' and fixed index annuity business, and Guaranteed Minimum Income Benefit (GMIB) reinsurance (see note);

• movements in accounts carrying value of Guaranteed Minimum Death Benefit (GMDB) and GMWB 'for life' liabilities, for which, under the 'grandfathered' US GAAP applied under IFRS for Jackson's insurance assets and liabilities, the measurement basis gives rise to a muted impact of current period market movements;

• fee assessments and claim payments, in respect of guarantee liabilities; and
• related changes to amortisation of deferred acquisition costs for each of the above items.

Note: US operations - Embedded derivatives for variable annuity guarantee features
The GMIB liability, which is fully reinsured, subject to a deductible and annual claim limits, is accounted for in accordance with FASB ASC Subtopic 944-80 Financial Services - Insurance - Separate Accounts (formerly SOP 03-1) under IFRS using 'grandfathered' US GAAP. As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, 'Financial Instruments: Recognition and Measurement', and the asset is therefore recognised at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term fluctuations in investment returns.

(c) Other derivative value movements
Generally, derivative value movements are excluded from operating results based on longer-term investment returns (unless those derivative value movements broadly offset changes in the accounting value of other assets and liabilities included in operating profit). The principal example of non-equity based derivatives (for example interest rate swaps and swaptions) whose value movements are excluded from operating profit arises in Jackson. Non-equity based derivatives are primarily held by Jackson as part of a broadly-based hedging programme for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement), product liabilities (for which US GAAP accounting as 'grandfathered' under IFRS 4 does not fully reflect the economic features being hedged), and the interest rate exposure attaching to equity-based embedded derivatives.

(d) Other liabilities to policyholders and embedded derivatives for product guarantees
Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (ie after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

Examples where such bifurcation is necessary are:

Asia - Hong Kong
For certain non-participating business, the economic features are more akin to asset management products with policyholder liabilities reflecting asset shares over the contract term. For these products, the charge for policyholder benefits in the operating results should reflect the asset share feature rather than volatile movements that would otherwise be reflected if the local regulatory basis (which is applied for IFRS balance sheet purposes) was used.

For other Hong Kong non-participating business, longer term interest rates are used to determine the movement in policyholder liabilities for determining operating results. Similar principles apply for other Asia operations.

UK shareholder-backed annuity business
The operating result based on longer-term investment returns reflects the impact of value movements on policyholder liabilities for annuity business in Prudential Retirement Income Limited (PRIL) and The Prudential Assurance Company Limited (PAC) non-profit sub-fund after adjustments to allocate the following elements of the movement to the category of 'short-term fluctuations in investment returns' in the Group's supplementary analysis of profit:

• the impact on credit risk provisioning of actual upgrades and downgrades during the period;
• credit experience compared to assumptions; and
• short-term value movements on assets backing the capital of the business.

Credit experience reflects the impact of defaults and other similar experience, such as asset exchanges arising from debt restructuring by issuers that include effectively an element of permanent impairment of the security held. Negative experience compared to assumptions is included within short-term fluctuations in investment returns without further adjustment. This is to be contrasted with positive experience where surpluses are retained in short-term allowances for credit risk for IFRS reporting purposes. The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(e) Fund management and other non-insurance businesses
For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realised gains and losses (including impairments) in the operating result with unrealised gains and losses being included in short-term fluctuations in investment returns. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortise realised gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

(f) Amortisation of acquisition accounting adjustments
The amortisation of acquisition accounting adjustments comprises principally the charge for the adjustments arising on the purchase of REALIC in 2012.

Additional segmental analysis of revenue
The additional segmental analyses of revenue from external customers excluding investment return and net of outward reinsurance premiums are as follows:

	Half year 2013 £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	4,276	7,858	2,786	-	14,920
Asset management	122	421	562	(172)	933
Unallocated corporate	-	-	10	-	10
Intra-group revenue eliminated on consolidation	(49)	(43)	(80)	172	-
Total revenue from external customers	4,349	8,236	3,278	-	15,863

	Half year 2012* £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	3,419	7,063	3,374	-	13,856
Asset management	111	357	462	(154)	776
Unallocated corporate	-	-	10	-	10
Intra-group revenue eliminated on consolidation	(42)	(36)	(76)	154	-
Total revenue from external customers	3,488	7,384	3,770	-	14,642

	Full year 2012* £m
	Asia	US	UK	Intra-group	Total
Revenue from external customers:
Insurance operations	7,339	14,465	7,098	-	28,902
Asset management	222	725	972	(333)	1,586
Unallocated corporate	-	-	19	-	19
Intra-group revenue eliminated on consolidation	(84)	(77)	(172)	333	-
Total revenue from external customers	7,477	15,113	7,917	-	30,507
Revenue from external customers is made up of the following:

	2013 £m	2012* £m
	Half year	Half year	Full year
Earned premiums, net of reinsurance	14,763	13,703	28,622
Fee income from investment contract business and asset management (presented as 'Other income')	1,100	939	1,885
Total revenue from external customers	15,863	14,642	30,507
In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, Eastspring Investments and the US asset management businesses generate fees for investment management and related services. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management. Intra-group fees included within asset management revenue were earned by the following asset management segment:

	2013 £m	2012* £m
	Half year	Half year	Full year

Intra-group revenue generated by:
M&G	80	76	172
Eastspring Investments	49	42	84
US broker-dealer and asset management (including Curian)	43	36	77
Total intra-group fees included within asset management segment	172	154	333
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Revenue from external customers of Asia, US and UK insurance operations shown above are net of outwards reinsurance premiums of £96 million, £172 million and £92 million respectively (half year 2012: £85 million, £38 million and £67 million respectively; full year 2012: £163 million, £193 million and £135 million respectively).

D Profit before tax - Asset management operations

The profit included in the income statement in respect of asset management operations for the period is as follows:

		2013 £m			2012* £m
	M&G	US	Eastspring Investments	Half year Total	Half year Total	Full year Total
Revenue (excluding NPH broker-dealer fees)	612	181	123	916	831	1,739
NPH broker-dealer feesnote (i)	-	249	-	249	215	435
Gross revenue	612	430	123	1,165	1,046	2,174
Charges (excluding NPH broker-dealer fees)	(401)	(147)	(96)	(644)	(513)	(1,144)
NPH broker-dealer feesnote (i)	-	(249)	-	(249)	(215)	(435)
Gross charges	(401)	(396)	(96)	(893)	(728)	(1,579)
Share of profit from joint ventures and associates, net of related tax	5	-	11	16	14	24
Profit before tax	216	34	38	288	332	619
Comprising:
Operating profit based on longer-term investment returnsnote (ii)	225	34	38	297	248	479
Short-term fluctuations in investment returns note (iii)	(9)	-	-	(9)	42	98
Gain on dilution of Group holdings	-	-	-	-	42	42
Profit before tax	216	34	38	288	332	619

* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B. One of the new accounting standards adopted was IFRS 11 which requires joint ventures to be equity accounted. Accordingly, share of profit from joint ventures and associates is disclosed as a separate line.

Notes

(i) Under IFRS, disclosure details of segment revenue are required. The segment revenue of the Group's asset management operations is required to include NPH broker-dealer fees which represent commissions received, that are then  paid on to the writing brokers on the sale of investment products. This item is for amounts which, reflecting their commercial nature, are also wholly reflected as charges within the income statement. After allowing for these charges, there is no effect on profit from this item.

  The presentation in the table above shows the amounts attributable to this item so that the underlying revenue and charges can be seen.
(ii) M&G operating profit based on longer-term investment returns:

	2013 £m	2012 £m
	Half year	Half year	Full year
Asset management fee income	418	351	728
Other income	3	3	6
Staff costs	(149)	(120)	(289)
Other costs	(77)	(66)	(147)
Underlying profit before performance-related fees	195	168	298
Share of associate results	5	6	13
Performance-related fees	4	1	9
Operating profit from asset management operations	204	175	320
Operating profit from Prudential Capital	21	24	51
Total M&G operating profit based on longer-term investment returns	225	199	371

        The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown (excluding consolidated investment funds) in the main table primarily relates to total revenue of Prudential Capital (including short-term fluctuations in investment returns) of £51 million (half year 2012: £99 million; full year 2012: £218 million) and commissions which have been netted off in arriving at the fee income of £418 million (half year 2012: £351 million; full year 2012: £728 million) in the table above. The difference in the presentation of commission is aligned with how management reviews the business.

(iii) Short-term fluctuations in investment returns for M&G are primarily in respect of unrealised fair value movements on Prudential Capital's bond portfolio.
E Insurance assets and liabilities - key results features

In addition to the effect of the new accounting pronouncements for 2013 as disclosed in note B, the following features are of particular relevance to the determination of the 2013 results in respect of the measurement of insurance assets and liabilities.

i Asia insurance operations - non-recurrent items

In half year 2013, the IFRS operating profit based on longer-term investment returns for Asia insurance operations included a net £31 million credit (half year 2012: £17 million credit; full year 2012: £48 million credit) representing a small number of non-recurring items that are not anticipated to re-occur in subsequent periods. The full year 2012 operating profit also included the £51 million gain on sale of the stake in China Life of Taiwan.

ii     US insurance operations - Amortisation of deferred acquisition costs
Under the Group's basis of applying IFRS 4, the insurance assets and liabilities of Jackson's life and annuity business are accounted for under US GAAP. In line with industry practice, Jackson applies the mean reversion technique for amortisation of deferred acquisition costs on variable annuity business which dampens the effects of short-term market movements on expected gross profits against which deferred acquisition costs are amortised. To the extent that the mean reversion methodology does not fully dampen the effects of market returns there is a charge or credit for accelerated or decelerated amortisation. For half year 2013, reflecting the positive market returns in the period, there was a credit for decelerated amortisation of £20 million (half year 2012: £25 million; full year 2012: £56 million, as explained in note N).

iii UK insurance operations - Allowance for credit risk of the annuity business
For IFRS reporting, the results for UK shareholder-backed annuity business are sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgement.

The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

(a) the expected level of future defaults;
(b) the credit risk premium that is required to compensate for the potential volatility in default levels;
(c) the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps; and
(d) the mark to market risk premium that is required to compensate for the potential volatility in corporate bond spreads (and hence market values) at the time of sale.

The sum of (c) and (d) is often referred to as 'liquidity premium'.

The allowance for credit risk comprises (i) an amount for long-term best estimate defaults and (ii) additional provisions for credit risk premium, downgrade resilience, and short-term defaults.

Prudential Retirement Income Limited (PRIL) is the principal company which writes the UK's shareholder-backed business.

The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at 30 June 2013, 30 June 2012 and 31 December 2012, based on the asset mix at the relevant balance sheet date are shown below.

30 June 2013	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS basis (bps)
Bond spread over swap rates note (i)	157	-	157
Credit risk allowance:
Long-term expected defaults note (ii)	15	-	15
Additional provisionsnote (iii)	49	(22)	27
Total credit risk allowance	64	(22)	42
Liquidity premium	93	22	115

30 June 2012	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS basis (bps)
Bond spread over swap rates note (i)	191	-	191
Credit risk allowance:
Long-term expected defaults note (ii)	16	-	16
Additional provisionsnote (iii)	50	(23)	27
Total credit risk allowance	66	(23)	43
Liquidity premium	125	23	148

31 December 2012	Pillar 1 regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS basis (bps)
Bond spread over swap rates note (i)	161	-	161
Credit risk allowance:
Long-term expected defaultsnote (ii)	15	-	15
Additional provisions note (iii)	50	(23)	27
Total credit risk allowance	65	(23)	42
Liquidity premium	96	23	119
Notes
(i) Bond spread over swap rates reflect market observed data.

(ii) Long-term expected defaults are derived by applying Moody's data from 1970 to 2009 and the definition of the credit rating used is the second highest credit rating published by Moody's, Standard & Poor's and Fitch.

(iii) Additional provisions comprise credit risk premium, which is derived from Moody's data from 1970 to 2009, an allowance for a one notch downgrade of the portfolio subject to credit risk, and an additional allowance for short-term defaults.

The prudent Pillar 1 regulatory basis reflects the overriding objective of maintaining sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS aims to establish liabilities that are closer to 'best estimate'.

The movement in the first half of 2013 of the average basis points allowance for PRIL on IFRS basis is as follows:

	Pillar 1 Regulatory basis	IFRS basis
	(bps) Total	(bps) Total

Total allowance for credit risk at 31 December 2012	65	42
Credit rating changes	1	1
Asset trading	(1)	(1)
Asset mix (effect of market value movements)	-	-
New business and other	(1)	-
Total allowance for credit risk at 30 June 2013	64	42

The methodology applied is to retain favourable credit experience in short-term allowances for credit risk on the IFRS basis but such surplus experience is not retained in the Pillar 1 credit provisions.

Overall the movement has led to the credit allowance for Pillar 1 purposes to be 41 per cent (30 June 2012: 35 per cent; 31 December 2012: 40 per cent) of the bond spread over swap rates. For IFRS purposes it represents 27 per cent (30 June 2012: 22 per cent; 31 December 2012: 26 per cent) of the bond spread over swap rates.

The reserves for credit risk allowance at 30 June 2013 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis	IFRS
	Total £bn	Total £bn

PRIL	1.8	1.1
PAC non-profit sub-fund	0.2	0.1
Total - 30 June 2013	2.0	1.2
Total - 31 December 2012	2.1	1.3
Total - 30 June 2012	2.1	1.3

F Short-term fluctuations in investment returns on shareholder-backed business

	2013 £m	2012* £m
	Half year	Half year	Full year
Insurance operations:
Asia note (ii)	(137)	26	54
US note (iii)	(441)	(125)	(90)
UK notes (iv)	(147)	5	136
Other operations:
Economic hedge value movementsnote (v)	-	(15)	(32)
Othernote (vi)	(30)	62	119
Totalnote (i)	(755)	(47)	187

* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B. In addition, to facilitate comparisons of results that reflect the Group's retained operations, the short-term fluctuations in investment returns attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit.

Notes
(i) General overview of defaults
       The Group did not experience any defaults on its shareholder-backed debt securities portfolio in half year 2013 and 2012.
(ii) Asia insurance operations
       In Asia, the negative short-term fluctuations of £(137) million (half year 2012: positive £26 million; full year 2012: positive £54 million) primarily reflect net unrealised movements on bond holdings following a rise in bond yields during the period.
(iii) US insurance operations
The short-term fluctuations in investment returns for US insurance operations comprise the following items:

		2013 £m	2012 £m
	Note	Half year	Half year	Full year
Short-term fluctuations relating to debt securities
Charges in the period in investment returns:
Defaults		-	-	-
Losses on sales of impaired and deteriorating bonds		(2)	(16)	(23)
Bond write downs		(5)	(25)	(37)
Recoveries/reversals		6	8	13
Total charges in the periodnote (a)		(1)	(33)	(47)
Less: risk margin charge included in operating profit based on longer-term investment returnsnote (b)		44	38	79
		43	5	32
Interest-related realised gains (losses):
Arising in the period		34	29	94
Less: amortisation of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns		(45)	(44)	(91)
		(11)	(15)	3
Related change to amortisation of deferred acquisition costs		(8)	2	(3)
Total short-term fluctuations in investment returns related to debt securities		24	(8)	32
Derivatives (other than equity-related): market value movement (net of related change to amortisation of deferred acquisition costs) note (c)		(380)	179	135
Net equity hedge results (net of related change to amortisation of deferred acquisition costs) note (d)		(166)	(320)	(302)
Equity type investments: actual less longer-term return (net of related change to amortisation of deferred acquisition costs)	C	63	22	23
Other items (net of related change to amortisation of deferred acquisition costs)		18	2	22
Total		(441)	(125)	(90)
The short-term fluctuations in investment returns shown in the table above are stated net of the related change to amortisation of deferred acquisition costs of £242 million (half year 2012: £80 million; full year 2012: £76 million). See note N.
Notes
(a) The charges on the debt securities of Jackson comprise the following:

	2013 £m	2012 £m
	Half year	Half year	Full year
Residential mortgage-backed securities:
Prime (including agency)	2	1	(4)
Alt-A	-	1	(1)
Sub-prime	(1)	(3)	(3)
Total residential mortgage-backed securities	1	(1)	(8)
Corporate debt securities	(2)	(12)	(14)
Other	-	(20)	(25)
Total	(1)	(33)	(47)

(b) The risk margin reserve (RMR) charge for longer-term credit-related losses included in operating profit based on longer-term investment returns of Jackson for half year 2013 is based on an average annual RMR of 25 basis points
      (half year 2012: 27 basis points;full year 2012: 26 basis points) on average book values of US$ 54.3 billion (half year 2012: US$ 44.2 billion; full year 2012: US$ 47.6 billion) as shown below:

	Half year 2013
	Average book value US$m	RMR %	Annual expected loss†
Moody's rating category (or equivalent under NAIC ratings of MBS)			US$m	£m

A3 or higher	27,411	0.11	(31)	(20)
Baa1, 2 or 3	24,187	0.25	(61)	(40)
Ba1, 2 or 3	1,633	1.14	(19)	(12)
B1, 2 or 3	608	2.73	(17)	(11)
Below B3	423	2.15	(9)	(6)
Total	54,262	0.25	(137)	(89)

Related change to amortisation of deferred acquisition costs			26	17
Risk margin reserve charge to operating profit for longer-term credit related losses			(111)	(72)

	Half year 2012
	Average book value US$m	RMR %	Annual expected loss†
Moody's rating category (or equivalent under NAIC ratings of MBS)			US$m	£m

A3 or higher	21,149	0.11	(23)	(15)
Baa1, 2 or 3	20,655	0.26	(54)	(34)
Ba1, 2 or 3	1,616	1.11	(18)	(11)
B1, 2 or 3	560	2.97	(17)	(11)
Below B3	174	3.77	(6)	(4)
Total	44,154	0.27	(118)	(75)
Related change to amortisation of deferred acquisition costs			18	11
Risk margin reserve charge to operating profit for longer-term credit related losses			(100)	(64)
† Annual expected loss as shown in the summary table above. The charge for the half year 2013 was £(44) million (half year 2012: £(38) million).

		Full year 2012
	Average book value US$m	RMR %	Annual expected loss
Moody's rating category (or equivalent under NAIC ratings of MBS)			US$m	£m

A3 or higher	23,129	0.11	(26)	(16)
Baa1, 2 or 3	21,892	0.26	(56)	(36)
Ba1, 2 or 3	1,604	1.12	(18)	(11)
B1, 2 or 3	597	2.82	(17)	(11)
Below B3	342	2.44	(8)	(5)
Total	47,564	0.26	(125)	(79)
Related change to amortisation of deferred acquisition costs			21	13
Risk margin reserve charge to operating profit for longer-term credit related losses			(104)	(66)

        Consistent with the basis of measurement of insurance assets and liabilities for Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortisation of deferred acquisition costs.

(c) Derivatives (other than equity-related): loss of £ (380) million (half year 2012: gain of £179 million; full year 2012: gain of £135 million) net of related change to amortisation of deferred acquisition costs

These losses and gains are in respect of duration lengthening interest rate swaps and swaptions and for the GMIB reinsurance. The swaps and swaptions are undertaken to manage interest rate exposures and durations within the general account and the variable annuity and fixed index annuity guarantees (as described in note (d) below). The GMIB reinsurance is in place so as to fully insulate Jackson from the GMIB exposure.

The amounts principally reflect the fair value movement on these instruments, net of related changes to amortisation of deferred acquisition costs.

       Under the Group's IFRS reporting of Jackson's derivatives (other than equity-related) programme significant accounting mismatches arise. This is because:
- the derivatives are required to be fair valued with the value movements booked in the income statement;

- as noted above, part of the derivative value movements arises in respect of interest rate exposures within Jackson's guarantee liabilities for variable annuity and fixed index annuity business which are only partially fair valued under IFRS (see below);

- the GMIB liability is valued under the US GAAP insurance measurement basis applied for IFRS in a way that substantially does not recognise the effect of market movements. However, notwithstanding that the liability is fully reinsured, as the reinsurance asset is net settled it is deemed a derivative under IAS39 which requires fair valuation; and

- fair value movements on Jackson's debt securities are booked in other comprehensive income rather than the income statement.
(d) Net equity hedge result: loss of £(166) million (half year 2012: loss of £(320) million; full year 2012: loss of £(302) million)

These amounts are in respect of the equity-based derivatives and associated guarantee liabilities of Jackson's variable and fixed index annuity business. The equity based derivatives are undertaken to manage the equity risk exposure of the guarantee liabilities. The economic exposure of these guarantee liabilities also includes the effects of changes in interest rates which are managed through the swaps and swaptions programmes described in note (c) above.

The amounts reflect the net effect of:
- fair value movements on free standing equity derivatives;
- the accounting value movements on the variable annuity and fixed index annuity guarantee liabilities;
- fee assessments and claim payments in respect of guarantee liabilities, and
- related changes to DAC amortisation.

       Under the Group's IFRS reporting of Jackson's equity-based derivatives and associated guarantee liabilities significant accounting mismatches arise. This is because:

- the free standing derivatives and GMWB "not for life" embedded derivative liabilities are required to be fair valued. These fair value movements include the effects of changes to levels of equity markets, implied volatility and interest rates. The interest rate exposure is managed through the derivative programme explained above in note (c);

- the GMDB and GMWB "for life" guarantees are valued under the US GAAP insurance measurement basis applied for IFRS in way that substantially does not recognise the effect of equity market and interest rate changes.

In addition to the items discussed above, for US insurance operations, included within the statement of Other Comprehensive Income is a decrease in net unrealised gains on debt securities classified as available-for-sale of £1,707 million (half year 2012: increase in net unrealised gains of £482 million; full year 2012: an increase in net unrealised gains of £862 million). Temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note R.

(iv) UK insurance operations

The negative short-term fluctuations for UK insurance operations of £(147) million (half year 2012: positive £5 million; full year 2012: positive £136 million) reflect net investment movements arising in the period on fixed income assets backing the capital of the annuity business following the rise in bond yields during the period.

(v) Economic hedge value movements

This item represented the costs on short-dated hedge contracts taken out in first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

(vi) Other

Short-term fluctuations in investment returns of other operations, in addition to the previously discussed economic hedge value movement, were negative £(30) million (half year 2012: positive £62 million; full year 2012: positive £119 million) representing unrealised value movements on investments, including centrally held swaps to manage foreign exchange and certain macro-economic exposures of the Group.

G Acquisition costs and other expenditure

	2013 £m	2012* £m
	Half year	Half year	Full year
Acquisition costs incurred	(1,185)	(1,147)	(2,557)
Acquisition costs deferred less amortisation of acquisition costs	419	376	595
Administration costs and other expenditure	(2,127)	(1,957)	(3,863)
Movements in amounts attributable to external unit holders	(422)	(17)	(207)
Total acquisition costs and other expenditure	(3,315)	(2,745)	(6,032)
* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

The acquisition costs as shown on the table above relate to policy acquisition costs. Acquisition costs from business combinations are included within other expenditure.

Included within total acquisition costs and other expenditure is depreciation of property plant and equipment of £(45) million (half year 2012: £(44) million; full year 2012: £(90) million).

The total amounts for acquisition costs and other expenditure shown above includes Corporate Expenditure shown in note C. The charge for Corporate Expenditure comprises:

	2013 £m	2012 £m
	Half year	Half year	Full year
Group head office	(87)	(86)	(168)
Asia regional office:
Gross costs	(58)	(45)	(99)
Recharges to Asia operations	17	11	36
	(41)	(34)	(63)
Total	(128)	(120)	(231)
H Tax
i Tax charge
The total tax charge comprises:

	2013 £m			2012* £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
UK tax	(77)	(82)	(159)	(55)	(421)
Overseas tax	(68)	(128)	(196)	(254)	(533)
Total tax charge	(145)	(210)	(355)	(309)	(954)
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B.
The current tax charge of £145 million includes £8 million for half year 2013 (half year 2012: charge of £7 million; full year 2012: charge of £17 million) in respect of the tax charge for Hong Kong. The 2012 comparative Hong Kong tax charges have been adjusted retrospectively for the application of the new joint venture accounting standards. The Hong Kong current tax charge is calculated as 16.5 per cent for all periods on either (i) 5 per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

Until the end of 2012 for the Group's UK life insurance companies, shareholders' profits were calculated using regulatory surplus as a starting point, with appropriate deferred tax adjustments for IFRS. Beginning in 2013, under new UK life tax rules, shareholders' profits are calculated using accounting profit or loss as a starting point.

The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders as shown below:

	2013 £m			2012* £m
Tax charge	Current tax	Deferred tax	Half year Total	Half year Total	Full year Total
Tax charge to policyholders' returns	(80)	(134)	(214)	(30)	(370)
Tax charge attributable to shareholders' returns	(65)	(76)	(141)	(279)	(584)
Total tax charge	(145)	(210)	(355)	(309)	(954)
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of new and amended accounting standards described in note B.
The principal reason for the increase in the tax charge attributable to policyholders' returns compared to the six-month period ended June 2012 is tax on an increase in unrealised investment gains. An explanation of the tax charge attributable to shareholders is shown in note (iii) below.

ii Deferred tax
The statement of financial position contains the following deferred tax assets and liabilities:

	30 June 2013 £m		30 June 2012* £m		31 December 2012* £m
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Unrealised gains and losses on investments	261	(1,610)	204	(1,628)	100	(1,812)
Balances relating to investment and insurance contracts	10	(466)	22	(966)	1	(428)
Short-term timing differences	2,283	(2,019)	1,816	(1,307)	2,092	(1,715)
Capital allowances	16	(7)	12	(8)	15	(9)
Unused tax losses	67	-	115	-	98	-
Total	2,637	(4,102)	2,169	(3,909)	2,306	(3,964)
* The 2012 comparative results have been retrospectively adjusted from those previously published for the application of the new consolidation accounting standards described in note B.

Deferred tax assets are recognised to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted.

The taxation regimes applicable across the Group often apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the 2013 half year results and financial position at 30 June 2013, the possible tax benefit of approximately £164 million (30 June 2012: £156 million; 31 December 2012: £158 million), which may arise from capital losses valued at approximately £0.8 billion (30 June 2012: £0.7 billion; 31 December 2012: £0.8 billion), is sufficiently uncertain that it has not been recognised. In addition, a potential deferred tax asset of £82 million (30 June 2012: £122 million; 31 December 2012: £122 million), which may arise from tax losses and other potential temporary differences totalling £0.4 billion (30 June 2012: £0.5 billion; 31 December 2012: £0.5 billion) is sufficiently uncertain that it has not been recognised. Of these, losses of £67 million will expire within the next 10 years. The remaining losses have no expiry date.

The two tables that follow provide a breakdown of the recognised deferred tax assets set out in the table at above for both the short-term timing differences and unused tax losses split by business unit. The table also shows the period of estimated recoverability for each respective business unit. For these and each category of deferred tax asset recognised their recoverability against forecast taxable profits is not significantly impacted by any current proposed changes to future accounting standards.

Short-term timing differences	Half year 2013 £m	Expected period of recoverability
Asia	31	1 to 3 years
JNL	1,984	With run-off of in-force book
UK long-term business	154	1 to 10 years
Other	114	3 to 10 years
Total	2,283

Unused tax losses	Half year 2013 £m	Expected period of recoverability
Asia	23	3 to 5 years
UK long-term business	14	1 to 3 years
Other	30	1 to 3 years
Total	67

Under IAS 12, 'Income Taxes', deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods.

As part of the Finance Act 2012, the UK government enacted a corporation tax rate change to 23 per cent with effect from 1 April 2013. Additionally, the reduction in the UK corporation tax rate to 21 per cent from 1 April 2014 and a further reduction to 20 per cent from 1 April 2015 was substantively enacted on 2 July 2013 in the 2013 Finance Bill, however the effect of these changes has not been recognised in the half year 2013 financial results.

The subsequent proposed phased rate changes to 20 per cent is expected to have the effect of reducing the UK with-profits and shareholder-backed business element of the net deferred tax balances as at 30 June 2013 by £50 million.

iii Reconciliation of tax charge on profit attributable to shareholders for continuing operations

		Half year 2013 £m
	Asia insurance operations †	US insurance operations	UK insurance operations	Other operations	Total †
Operating profit based on longer-term investment returns	474	582	356	3	1,415
Non-operating loss	(264)	(468)	(147)	(30)	(909)
Profit (loss) before tax attributable to shareholders	210	114	209	(27)	506
Expected tax rate**	17%	35%	23%	23%	23%
Tax at the expected tax rate	36	40	48	(6)	118
Effects of:
Adjustment to tax charge in relation to prior years	4	-	1	6	11
Movement in provisions for open tax matters	1	-	-	(10)	(9)
Income not taxable or taxable at concessionary rates	(26)	(37)	-	-	(63)
Deductions not allowable for tax purposes	51	-	-	3	54
Deferred tax adjustments	(2)	-	-	-	(2)
Effect of results of joint ventures and associates	(14)	-	-	(3)	(17)
Irrecoverable withholding taxes	-	-	-	6	6
Other	8	24	11	-	43
Total actual tax charge (credit)	58	27	60	(4)	141
Analysed into:
Tax charge on operating profit based on longer-term investment returns	79	166	92	3	340
Tax credit on non-operating profit	(21)	(139)	(32)	(7)	(199)
Actual tax rate:
Operating profit based on longer-term investment returns	17%	29%	26%	100%	24%
Total profit	28%	24%	29%	15%	28%

† For half year 2013, the expected and actual tax rates as shown includes the impact of the held for sale Japan Life business. The tax rates for Asia insurance and Group, excluding the impact of the held for sale Japan Life business are as follows:

	Asia insurance	Total Group
Expected tax rate	25%	26%
Actual tax rate:
Operating profit based on longer-term investment returns	17%	24%
Total profit	17%	22%

		Half year 2012* £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	403	442	353	(41)	1,157
Non-operating profit (loss)	40	(125)	5	89	9
Profit before tax attributable to shareholders	443	317	358	48	1,166
Expected tax rate**	24%	35%	24.5%	24.5%	27%
Tax at the expected tax rate	106	111	88	12	317
Effects of:
Adjustment to tax charge in relation to prior years	7	-	4	7	18
Movement in provisions for open tax matters	-	1	-	-	1
Income not taxable or taxable at concessionary rates	(11)	(37)	9	-	(39)
Deductions not allowable for tax purposes	6	-	-	-	6
Impact of changes in local statutory tax rates	-	-	(16)	7	(9)
Deferred tax adjustments	(2)	-	-	3	1
Effect of results of joint ventures and associates	(12)	-	-	(2)	(14)
Irrecoverable withholding taxes	-	-	-	5	5
Other	2	(4)	(4)	(1)	(7)
Total actual tax charge	96	71	81	31	279
Analysed into:
Tax charge on operating profit based on longer-term investment returns	75	115	74	16	280
Tax charge (credit) on non-operating profit	21	(44)	7	15	(1)
Actual tax rate:
Operating profit (loss) based on longer-term investment returns	19%	26%	21%	(39)%	24%
Total profit	22%	22%	23%	65%	24%

		Full year 2012* £m
	Asia insurance operations	US insurance operations	UK insurance operations	Other operations	Total
Operating profit (loss) based on longer-term investment returns	906	964	736	(86)	2,520
Non-operating profit (loss)	71	(109)	136	129	227
Profit before tax attributable to shareholders	977	855	872	43	2,747
Expected tax rate**	23%	35%	24.5%	24.5%	27%
Tax at the expected tax rate	225	300	214	11	750
Effects of:
Adjustment to tax charge in relation to prior years	(14)	10	(26)	(10)	(40)
Movement in provisions for open tax matters	-	(3)	-	32	29
Income not taxable or taxable at concessionary rates	(68)	(68)	-	(2)	(138)
Deductions not allowable for tax purposes	29	-	-	3	32
Impact of changes in local statutory tax rates	-	-	(39)	9	(30)
Deferred tax adjustments	(5)	-	8	-	3
Effect of results of joint ventures and associates	(24)			(5)	(29)
Irrecoverable withholding taxes	-	-	-	14	14
Other	3	(5)	7	(12)	(7)
Total actual tax charge	146	234	164	40	584
Analysed into:
Tax charge on operating profit based on longer-term investment returns	133	272	126	36	567
Tax charge (credit) on non-operating profit	13	(38)	38	4	17
Actual tax rate:
Operating profit (loss) based on longer-term investment returns	15%	28%	17%	(42)%	23%
Total profit	15%	27%	19%	93%	21%
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B.

** The expected tax rates shown in the table above (rounded to the nearest whole percentage) reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions. For Asia operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result. The expected tax rate for Other operations reflects the mix of business between UK and overseas non-insurance operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

iv Taxes paid

During half year 2013 Prudential remitted £0.9 billion (30 June 2012: £1.0 billion; 31 December 2012: £2.2 billion) of tax to revenue authorities, this includes £182 million (30 June 2012: £348 million; 31 December 2012: £925 million) of corporation tax, £96 million of other taxes and £634 million collected on behalf of employees, customers and third parties.

The geographical split of taxes remitted by Prudential is as follows:

		2013 £m			2012 £m
	Corporation taxes*	Other taxes†	Taxes Collected‡	Half year Total	Half year Total	Full year Total
Asia§	27	15	59	101	194	410
US§	(92)	9	186	103	126	470
UK	247	72	387	706	693	1,304
Other	-	-	2	2	-	2
Total tax paid	182	96	634	912	1,013	2,186

* In certain countries such as the UK, the corporation tax payments for our life insurance businesses are based on taxable profits which include policyholder investment returns on certain life insurance products.

† Other taxes paid includes property taxes, withholding taxes, customs duties, stamp duties, employer payroll taxes and irrecoverable indirect taxes.

‡ Taxes collected are other taxes that Prudential remits to tax authorities which it is obliged to collect from employees, customers and third parties which includes sales/VAT/GST taxes, employee and annuitant payroll taxes.

§ In the first half of 2013 Asia and the US received refunds of overpaid tax in relation to prior period tax returns.
I Supplementary analysis of earnings per share

	Half year 2013
		Before tax	Tax	Non- controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
		note C	note H
	Note	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		1,415	(340)	-	1,075	42.2p	42.1p
Short-term fluctuations in investment returns on shareholder-backed business	F	(755)	189	-	(566)	(22.2)p	(22.1)p
Amortisation of acquisition accounting adjustments		(30)	10	-	(20)	(0.8)p	(0.8)p
Loss attaching to held for sale Japan Life business	AB	(124)	-	-	(124)	(4.9)p	(4.9)p
Based on profit for the period		506	(141)	-	365	14.3p	14.3p

	Half year 2012*
		Before tax	Tax	Non- controlling interests	Net of tax and non-controlling interests	Basic earnings per share	Diluted earnings per share
		note C	note H
	Note	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment returns		1,157	(280)	-	877	34.6p	34.5p
Short-term fluctuations in investment returns on shareholder-backed business	F	(47)	1	-	(46)	(1.8)p	(1.8)p
Gain on dilution of holding in PPMSA		42	-	-	42	1.7p	1.7p
Profit attaching to held for sale Japan Life business	AB	14	-	-	14	0.5p	0.5p
Based on profit for the period		1,166	(279)	-	887	35.0p	34.9p

	Full year 2012*
		Before tax	Tax	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share	Diluted earnings per share
		note C	note H
	Note	£m	£m	£m	£m	Pence	Pence
Based on operating profit based on longer-term investment return		2,520	(567)	-	1,953	76.9p	76.8p
Short-term fluctuations in investment returns on shareholder-backed business	F	187	(24)	-	163	6.4p	6.4p
Gain on dilution of holding in PPMSA		42	-	-	42	1.7p	1.7p
Amortisation of acquisition accounting adjustments		(19)	7	-	(12)	(0.5)p	(0.5)p
Profit attaching to held for sale Japan Life business	AB	17	-	-	17	0.6p	0.6p
Based on profit for the year		2,747	(584)	-	2,163	85.1p	85.0p

* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B. The tables above therefore exclude actuarial and other gains and losses on defined benefit pension schemes which are now reported in Other Comprehensive Income. Further, in order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan Life business are included separately within the supplementary analysis of profit.

      Earnings per share are calculated based on earnings attributable to ordinary shareholders, after related tax and non-controlling interests.

The weighted average number of shares for calculating earnings per share:

	Half year 2013	Half year 2012	Full year 2012
	(in millions)	(in millions)	(in millions)
Weighted average number of shares for calculation of:
Basic earnings per share	2,548	2,536	2,541
Diluted earnings per share	2,553	2,539	2,544
J Dividends

	2013	2012	2012
Dividends per share (in pence)	Half year	Half year	Full year
Dividends relating to reporting period:
Interim dividend (2013 and 2012)	9.73p	8.40p	8.40p
Final dividend (2012)	-	-	20.79p
Total	9.73p	8.40p	29.19p
Dividends declared and paid in reporting period:
Current year interim dividend	-	-	8.40p
Final dividend for prior year	20.79p	17.24p	17.24p
Total	20.79p	17.24p	25.64p

Dividend per share
Interim dividends are recorded in the period in which they are paid. Final dividends are recorded in the period in which they are approved by shareholders. The final dividend for the year ended 31 December 2012 of 20.79 pence per ordinary share was paid to eligible shareholders on 23 May 2013.

The 2013 interim dividend of 9.73 pence per ordinary share will be paid on 26 September 2013 in sterling to shareholders on the principal register and the Irish branch register at 6.00pm BST on Friday, 23 August 2013 (Record Date), and in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30pm Hong Kong time on the Record Date (HK Shareholders). Holders of US American Depositary Receipts (US Shareholders) will be paid their dividends in US dollars on or about 4 October 2013. The interim dividend will be paid on or about 3 October 2013 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte.) Limited (CDP) at 5.00pm Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders will be translated using the exchange rate quoted by the WM Company at the close of business on 9 August 2013. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$, will be determined by CDP. The dividend will distribute an estimated £249 million of shareholders' funds.

Shareholders on the principal register and Irish branch register will be able to participate in a Dividend Reinvestment Plan.

K Statement of financial position - analysis of Group position by segment and business type
i Group statement of financial position analysis

To explain more comprehensively the assets, liabilities and capital of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by operating segment and type of business.

		2013 £m								2012* £m
		Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total
By operating segment	Note	UK	US	Asia
Assets
Intangible assets attributable to shareholders:
Goodwill	M	-	-	244	244	1,230	-	-	1,474	1,467	1,469
Deferred acquisition costs and other intangible assets	N	98	4,300	1,103	5,501	15	22	-	5,538	4,237	4,177
Total		98	4,300	1,347	5,745	1,245	22	-	7,012	5,704	5,646
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		178	-	-	178	-	-	-	178	178	178
Deferred acquisition costs and other intangible assets		6	-	73	79	-	-	-	79	84	78
Total		184	-	73	257	-	-	-	257	262	256
Total		282	4,300	1,420	6,002	1,245	22	-	7,269	5,966	5,902
Deferred tax assets	H	181	2,232	68	2,481	118	38	-	2,637	2,169	2,306
Other non-investment and non-cash assets note (i)		5,641	7,255	1,164	14,060	1,995	4,060	(6,808)	13,307	7,257	11,952
Investment of long-term business and other operations:
Investment properties		10,551	30	2	10,583	-	-	-	10,583	10,532	10,554
Investments in joint ventures and associates accounted for using the equity method		274	-	328	602	94	-	-	696	587	635
Financial investments:
Loans	P	4,313	6,691	1,004	12,008	1,222	-	-	13,230	10,800	12,743
Equity securities and portfolio holdings in unit trusts		37,713	60,385	14,101	112,199	59	-	-	112,258	89,098	98,626
Debt securities	Q	82,854	33,368	20,081	136,303	1,953	-	-	138,256	127,349	138,907
Other investments		4,098	1,867	76	6,041	69	30	-	6,140	7,828	7,547
Deposits		12,365	-	1,141	13,506	36	-	-	13,542	11,951	12,248
Total investments		152,168	102,341	36,733	291,242	3,433	30	-	294,705	258,145	281,260
Assets held for sale	AB	-	-	1,079	1,079	-	-	-	1,079	-	98
Cash and cash equivalents		2,755	678	1,644	5,077	968	795	-	6,840	6,335	6,126
Total assets		161,027	116,806	42,108	319,941	7,759	4,945	(6,808)	325,837	279,872	307,644

* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

		2013 £m								2012* £m
		Insurance operations			Total insurance operations	Asset management operations	Unallocated to a segment (central operations)	Intra- group eliminations	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total
By operating segment	Note	UK	US	Asia
Equity and liabilities
Equity
Shareholders' equity		3,044	3,598	3,003	9,645	2,085	(2,105)	-	9,625	9,292	10,359
Non-controlling interests		2	-	4	6	-	-	-	6	34	5
Total equity		3,046	3,598	3,007	9,651	2,085	(2,105)	-	9,631	9,326	10,364
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	133,290	106,215	33,223	272,728	-	-	-	272,728	233,507	257,674
Unallocated surplus of with-profits funds	V	11,350	-	84	11,434	-	-	-	11,434	9,802	10,589
Total policyholder liabilities and unallocated surplus of with-profits funds		144,640	106,215	33,307	284,162	-	-	-	284,162	243,309	268,263
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	-	3,161	-	3,161	2,638	2,577
Other		-	164	-	164	275	549	-	988	958	977
Total	S	-	164	-	164	275	3,710	-	4,149	3,596	3,554
Operational borrowings attributable to shareholder-financed operations	T	76	23	5	104	4	2,422	-	2,530	2,794	2,245
Borrowings attributable to with-profits operations	T	924	-	-	924	-	-	-	924	895	968
Deferred tax liabilities	H	1,278	2,155	641	4,074	17	11	-	4,102	3,909	3,964
Other non-insurance liabilitiesnote (ii)		11,063	4,651	4,122	19,836	5,378	907	(6,808)	19,313	16,043	18,286
Liabilities held for sale	AB	-	-	1,026	1,026	-	-	-	1,026	-	-
Total liabilities		157,981	113,208	39,101	310,290	5,674	7,050	(6,808)	316,206	270,546	297,280
Total equity and liabilities		161,027	116,806	42,108	319,941	7,759	4,945	(6,808)	325,837	279,872	307,644

* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.
Notes

(i)  Of the other non-investment and non-cash assets of £13,307 million (30 June 2012: £ 7,257 million; 31 December 2012: £11,952 million) the principle component comprises reinsurers' share of contract liabilities of £7,204 million (30
      June £1,698 million; 31 December 2012; £6,854 million). As set out in note L(ii) this primarily relates to US insurance operation's acquisition of the REALIC business.

      Within other non-investment and non-cash assets are premiums receivable of £310 million (30 June 2012: £257 million; 31 December 2012: £304 million) of which approximately two-thirds are due within one year. The remaining one-
     third, due after one year, relates to products where charges are levied against premiums in future years.

     Also included within other non-investment and non-cash assets are property, plant and equipment of £868 million (30 June 2012: £787 million; 31 December 2012: £754 million). The Group made additions to property, plant and equipment of £146 million in the half year ending 30 June 2013 (half year 2012: £119 million; full year 2012: £139 million).

(ii)  Within other non-insurance liabilities are other creditors of £3,743 million (30 June 2012: £2,955 million; 31 December 2012: £2,701 million) of which £3,487 million (30 June 2012: £2,649 million; 31 December 2012: £2,447 million) are due within one year.

ii Group statement of financial position - additional analysis by business type

					2013 £m				2012* £m
			Shareholder-backed business
	Note	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations	Unallocated to a segment (central operations)	Intra- group eliminations	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total
Assets
Intangible assets attributable to shareholders:
Goodwill	M	-	-	244	1,230	-	-	1,474	1,467	1,469
Deferred acquisition costs and other intangible assets	N	-	-	5,501	15	22	-	5,538	4,237	4,177
Total		-	-	5,745	1,245	22	-	7,012	5,704	5,646
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		178	-	-	-	-	-	178	178	178
Deferred acquisition costs and other intangible assets		79	-	-	-	-	-	79	84	78
Total		257	-	-	-	-	-	257	262	256
Total intangible assets		257	-	5,745	1,245	22	-	7,269	5,966	5,902
Deferred tax assets	H	114	2	2,365	118	38	-	2,637	2,169	2,306
Other non-investment and non-cash assets		3,401	644	10,015	1,995	4,060	(6,808)	13,307	7,257	11,952
Investment of long-term business and other operations:
Investment properties		8,400	600	1,583	-	-	-	10,583	10,532	10,554
Investments in joint ventures and associates accounted for using the equity method		209	-	393	94	-	-	696	587	635
Financial investments:
Loans	P	3,566	-	8,442	1,222	-	-	13,230	10,800	12,743
Equity securities and portfolio holdings in unit trusts		25,957	85,342	900	59	-	-	112,258	89,098	98,626
Debt securities	Q	60,372	9,617	66,314	1,953	-	-	138,256	127,349	138,907
Other investments		3,836	25	2,180	69	30	-	6,140	7,828	7,547
Deposits		10,599	1,247	1,660	36	-	-	13,542	11,951	12,248
Total investments		112,939	96,831	81,472	3,433	30	-	294,705	258,145	281,260
Assets held for sale	AB	-	393	686	-	-	-	1,079	-	98
Cash and cash equivalents		1,769	1,240	2,068	968	795	-	6,840	6,335	6,126
Total assets		118,480	99,110	102,351	7,759	4,945	(6,808)	325,837	279,872	307,644
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

					2013 £m				2012* £m
			Shareholder-backed business
	Note	Participating funds	Unit- linked and variable annuity	Non- linked business	Asset management operations	Unallocated to a segment (central operations)	Intra -group eliminations	30 Jun Group Total	30 Jun Group Total	31 Dec Group Total
Equity and liabilities
Equity
Shareholders' equity		-	-	9,645	2,085	(2,105)	-	9,625	9,292	10,359
Non-controlling interests		2	-	4	-	-	-	6	34	5
Total equity		2	-	9,649	2,085	(2,105)	-	9,631	9,326	10,364
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	96,877	96,080	79,771	-	-	-	272,728	233,507	257,674
Unallocated surplus of with-profits funds	V	11,434	-	-	-	-	-	11,434	9,802	10,589
Total policyholder liabilities and unallocated surplus of with-profits funds		108,311	96,080	79,771	-	-	-	284,162	243,309	268,263
Core structural borrowings of shareholder-financed operations:
Subordinated debt		-	-	-	-	3,161	-	3,161	2,638	2,577
Other		-	-	164	275	549	-	988	958	977
Total	S	-	-	164	275	3,710	-	4,149	3,596	3,554
Operational borrowings attributable to shareholder-financed operations	T	-	-	104	4	2,422	-	2,530	2,794	2,245
Borrowings attributable to with-profits operations	T	924	-	-	-	-	-	924	895	968
Deferred tax liabilities	H	1,221	62	2,791	17	11	-	4,102	3,909	3,964
Other non-insurance liabilities		8,022	2,575	9,239	5,378	907	(6,808)	19,313	16,043	18,286
Liabilities held for sale	AB	-	393	633	-	-	-	1,026	-	-
Total liabilities		118,478	99,110	92,702	5,674	7,050	(6,808)	316,206	270,546	297,280
Total equity and liabilities		118,480	99,110	102,351	7,759	4,945	(6,808)	325,837	279,872	307,644
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.
L Statement of financial position - analysis of segment by business type
i UK insurance operations

Overview

•      In order to show the statement of financial position by reference to the differing degrees of policyholder and shareholder economic interest of the different types of fund and business, the analysis below is structured to show separately assets and liabilities of the Scottish Amicable Insurance Fund (SAIF), the Prudential Assurance Company Limited (PAC) with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity (principally PRIL)
      and other long-term business.

• £97 billion of the £152 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

				2013 £m				2012* £m
				Other funds and subsidiaries
	Note	Scottish Amicable Insurance Fund	PAC with- profits fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	30 Jun Total	31 Dec Total
By operating segment		note (iii)	notes (i),(ii)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets		-	-	-	98	98	98	109	105
Total		-	-	-	98	98	98	109	105
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for investment purposes		-	178	-	-	-	178	178	178
Deferred acquisition costs		-	6	-	-	-	6	6	6
Total		-	184	-	-	-	184	184	184
Total intangible assets		-	184	-	98	98	282	293	289
Deferred tax assets		1	113	-	67	67	181	243	183
Other non-investment and non-cash assets		468	2,604	489	2,080	2,569	5,641	5,443	5,448
Investments of long-term business and other operations:
Investment properties		453	7,947	600	1,551	2,151	10,551	10,501	10,528
Investments in joint ventures and associates accounted for using the equity method		-	209	-	65	65	274	236	259
Financial investments:
Loans	P	114	2,866	-	1,333	1,333	4,313	4,265	4,303
Equity securities and portfolio holdings in unit trusts		2,048	20,435	15,187	43	15,230	37,713	34,090	36,281
Debt securities	Q	3,605	45,737	6,944	26,568	33,512	82,854	80,049	84,008
Other investmentsnote (iv)		283	3,511	4	300	304	4,098	4,418	4,256
Deposits		814	9,385	801	1,365	2,166	12,365	11,105	11,131
Total investments		7,317	90,090	23,536	31,225	54,761	152,168	144,664	150,766
Properties held for sale		-	-	-	-	-	-	-	98
Cash and cash equivalents		132	1,180	890	553	1,443	2,755	2,593	2,668
Total assets		7,918	94,171	24,915	34,023	58,938	161,027	153,236	159,452
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

				2013 £m				2012* £m
				Other funds and subsidiaries
	Note	Scottish Amicable Insurance Fund	PAC with- profits fund	Unit-linked assets and liabilities	Annuity and other long-term business	Total	30 Jun Total	30 Jun Total	31 Dec Total
		note (iii)	notes (i),(ii)
Equity and liabilities
Equity
Shareholders' equity		-	-	-	3,044	3,044	3,044	2,722	3,033
Non-controlling interests		-	2	-	-	-	2	29	1
Total equity		-	2	-	3,044	3,044	3,046	2,751	3,034
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	7,445	75,775	23,243	26,827	50,070	133,290	128,387	133,912
Unallocated surplus of with-profits funds (reflecting application of 'realistic' basis provisions for UK regulated with-profits funds)	V	-	11,350	-	-	-	11,350	9,750	10,526
Total		7,445	87,125	23,243	26,827	50,070	144,640	138,137	144,438
Operational borrowings attributable to shareholder-financed operations		-	-	-	76	76	76	42	127
Borrowings attributable to with-profits funds		11	913	-	-	-	924	895	968
Deferred tax liabilities		51	945	2	291	293	1,289	1,258	1,185
Other non-insurance liabilities		411	5,186	1,670	3,785	5,455	11,052	10,153	9,700
Total liabilities		7,918	94,169	24,915	30,979	55,894	157,981	150,485	156,418
Total equity and liabilities		7,918	94,171	24,915	34,023	58,938	161,027	153,236	159,452
* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

Notes

(i)     The WPSF mainly contains with-profits business but it also contains some non-profit business (unit-linked, term assurances and annuities). The WPSF's profits are apportioned 90 per cent to its policyholders and 10 per cent to shareholders as surplus for distribution is determined via the annual actuarial valuation. For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.4 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on
         1 December 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a 'charges less expenses' basis and policyholders are entitled to 100 per cent of the investment earnings. Included in the PAC with-profits fund is £13.5 billion (2012: £13.3 billion) of non-profits annuities liabilities.

(ii) Excluding policyholder liabilities of the Hong Kong branch of PAC.

(iii)   The fund is solely for the benefit of policyholders of SAIF. Shareholders have no interest in the profits of this fund although they are entitled to asset management fees on this business. SAIF is a separate sub-fund within the
         PAC long-term business fund.

(iv) Other investments comprise:

	2013 £m	2012* £m
	30 Jun	30 Jun	31 Dec
Derivative assets**	894	1,318	1,349
Partnerships in investment pools and other†	3,204	3,100	2,907
	4,098	4,418	4,256
* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

** After including derivative liabilities of £1,289 million (30 June 2012: £1,340 million; 31 December 2012: £1,010 million), which are also included in the statement of financial position, the overall derivative position was a net liability of £395 million (30 June 2012: net liability of £22 million; 31 December 2012: net asset of £339 million).

† Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily investments in limited partnerships and additionally investments in property funds.

ii US insurance operations

		2013 £m			2012 £m
	Note	Variable annuity separate account assets and liabilities	Fixed annuity, GIC and other business	30 Jun Total*	30 Jun Total	31 Dec Total*
		note (i)	note (i)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangibles		-	4,300	4,300	3,203	3,222
Total		-	4,300	4,300	3,203	3,222
Deferred tax assets		-	2,232	2,232	1,633	1,889
Other non-investment and non-cash assetsnote (v)		-	7,255	7,255	1,536	6,792
Investments of long-term business and other operations:
Investment properties		-	30	30	25	24
Financial investments:
Loans	P	-	6,691	6,691	4,168	6,235
Equity securities and portfolio holdings in unit trustsnote (iv)		60,054	331	60,385	43,874	49,551
Debt securities	Q,R	-	33,368	33,368	27,061	32,993
Other investmentsnote (ii)		-	1,867	1,867	2,634	2,296
Deposits		-	-	-	228	211
Total investments		60,054	42,287	102,341	77,990	91,310
Cash and cash equivalents		-	678	678	293	513
Total assets		60,054	56,752	116,806	84,655	103,726
Equity and liabilities
Equity
Shareholders' equity note (iii)		-	3,598	3,598	3,919	4,343
Total equity		-	3,598	3,598	3,919	4,343
Liabilities
Policyholder:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	60,054	46,161	106,215	75,264	92,261
Total		60,054	46,161	106,215	75,264	92,261
Core structural borrowings of shareholder-financed operations	S	-	164	164	159	153
Operational borrowings attributable to shareholder-financed operations		-	23	23	91	26
Deferred tax liabilities		-	2,155	2,155	2,069	2,168
Other non-insurance liabilitiesnote (v)		-	4,651	4,651	3,153	4,775
Total liabilities		60,054	53,154	113,208	80,736	99,383
Total equity and liabilities		60,054	56,752	116,806	84,655	103,726
* The statements of financial position at 30 June 2013 and 31 December 2012 include the assets and liabilities of the acquired REALIC business. See note X(b).
Notes
(i) Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.
(ii) Other investments comprise:

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
Derivative assets**	1,010	1,866	1,546
Partnerships in investment pools and other**†	857	768	750
	1,867	2,634	2,296

** In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies and for certain equity based product management activities. After taking account of derivative liabilities of £555 million (30 June 2012: £1,046 million; 31 December 2012: £645 million), which are also included in the statement of financial position, the overall derivative position is a net asset of £455 million
     (30 June 2012: net asset of £820 million; 31 December 2012: net asset of £901 million).

†   Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)  Changes in shareholders' equity

		2013 £m	2012 £m
	Note	30 Jun	30 Jun	31 Dec
Operating profits based on longer-term investment returns	C	582	442	964
Short-term fluctuations in investment returns	F	(441)	(125)	(90)
Amortisation of acquisition accounting adjustments arising on the purchase of REALIC		(27)	-	(19)
Profit before shareholder tax		114	317	855
Tax	H	(27)	(71)	(234)
Profit for the period		87	246	621

		2013 £m	2012 £m
	Note	30 Jun	30 Jun	31 Dec
Profit for the period (as above)		87	246	621
Items recognised in other comprehensive income:
Exchange movements		293	(34)	(181)
Unrealised valuation movements on securities classified as available-for sale:
Unrealised holding (losses) gains arising during the period		(1,665)	470	930
Deduct net (gains)/add back net losses included in income statement		(42)	12	(68)
Total unrealised valuation movements		(1,707)	482	862
Related change in amortisation of deferred income and acquisition costs	N	419	(181)	(270)
Related tax		451	(105)	(205)
Total other comprehensive (loss) income		(544)	162	206
Total comprehensive (loss) income for the period		(457)	408	827
Dividends, interest payments to central companies and other movements		(288)	(250)	(245)
Net (decrease) increase in equity		(745)	158	582
Shareholders' equity at beginning of period		4,343	3,761	3,761
Shareholders' equity at end of period		3,598	3,919	4,343
(iv) Equity securities and portfolio holdings in unit trusts includes investments in mutual funds, the majority of which are equity based.
(v) Reinsurance balances relating to REALIC
       Included within other non-investment and non-cash assets of £7,255 million (full year 2012: £6,792 million) were balances of £6,360 million (full year 2012: £6,076 million) for reinsurers' share of insurance contract liabilities. Of the
      £6,360 million as at 30 June 2013, (31 December 2012: £6,076 million) £5,550 million (31 December 2012: £5,234 million) related to the reinsurance ceded by the newly acquired REALIC business. REALIC holds collateral for certain of these reinsurance arrangements with a corresponding funds withheld liability. As of 30 June 2013, the funds withheld liability of £2,206 million (31 December 2012: £2,021 million) was recorded within other non-insurance liabilities.
iii Asia insurance operations

			2013 £m			2012* £m
	Note	With-profits business	Unit-linked assets and liabilities	Other	30 Jun Total	30 Jun Total	31 Dec Total
		note (i)
Assets
Intangible assets attributable to shareholders:
Goodwill		-	-	244	244	237	239
Deferred acquisition costs and other intangible assets		-	-	1,103	1,103	892	819
Total		-	-	1,347	1,347	1,129	1,058
Intangible assets attributable to with-profits funds:
Deferred acquisition costs and other intangible assets		73	-	-	73	78	72
Deferred tax assets		-	2	66	68	86	76
Other non-investment and non-cash assets		329	155	680	1,164	970	1,023
Investments of long-term business and other operations:
Investment properties		-	-	2	2	6	2
Investments accounted for using the equity method		-	-	328	328	259	284
Financial investments:
Loans	P	586	-	418	1,004	1,160	1,006
Equity securities and portfolio holdings in unit trusts		3,474	10,101	526	14,101	11,060	12,730
Debt securities	Q	11,030	2,673	6,378	20,081	18,372	20,067
Other investments		42	21	13	76	669	927
Deposits		400	446	295	1,141	594	851
Total investments		15,532	13,241	7,960	36,733	32,120	35,867
Assets held for sale	AB	-	393	686	1,079	-	-
Cash and cash equivalents		457	350	837	1,644	1,797	1,545
Total assets		16,391	14,141	11,576	42,108	36,180	39,641
Equity and liabilities
Equity
Shareholders' equity		-	-	3,003	3,003	2,403	2,529
Non-controlling interests		-	-	4	4	5	4
Total equity		-	-	3,007	3,007	2,408	2,533
Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	V	13,657	12,783	6,783	33,223	29,856	31,501
Unallocated surplus of with-profits funds note (ii)	V	84	-	-	84	52	63
Total		13,741	12,783	6,783	33,307	29,908	31,564
Operational borrowings attributable to shareholder-financed operations		-	-	5	5	93	7
Deferred tax liabilities		425	62	154	641	546	582
Other non-insurance liabilities		2,225	903	994	4,122	3,225	4,955
Liabilities held for sale	AB	-	393	633	1,026	-	-
Total liabilities		16,391	14,141	8,569	39,101	33,772	37,108
Total equity and liabilities		16,391	14,141	11,576	42,108	36,180	39,641
* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.
Notes

(i)    The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the Hong Kong, Malaysia and Singapore with-profits operations. Assets and liabilities of other participating business are included in the column for 'Other business'.

(ii)   For the purposes of the presentation of unallocated surplus of with-profits within the statement of financial position, the Hong Kong branch balance is reported within the unallocated surplus of the PAC with-profits sub-fund of the UK insurance operations.

iv Asset management operations

			2013 £m			2012* £m
	Note	M&G	US	Eastspring Investments	30 Jun Total	30 Jun Total	31 Dec Total
		note (i)
Assets
Intangible assets:
Goodwill	M	1,153	16	61	1,230	1,230	1,230
Deferred acquisition costs		12	2	1	15	14	13
Total intangible assets		1,165	18	62	1,245	1,244	1,243
Other non-investment and non-cash assets		1,844	198	71	2,113	1,198	1,142
Investments accounted for using the equity method		37	-	57	94	92	92
Financial investments:
Loans	P	1,222	-	-	1,222	1,207	1,199
Equity securities and portfolio holdings in unit trusts		45	-	14	59	74	64
Debt securities	Q	1,953	-	-	1,953	1,867	1,839
Other investments		56	13	-	69	56	41
Deposits		-	16	20	36	24	55
Total investments		3,313	29	91	3,433	3,320	3,290
Cash and cash equivalents		793	53	122	968	1,269	918
Total assets		7,115	298	346	7,759	7,031	6,593
Equity and liabilities
Equity
Shareholders' equity		1,664	143	278	2,085	1,888	1,937
Total equity		1,664	143	278	2,085	1,888	1,937
Liabilities
Core structural borrowing of shareholder-financed operations	S	275	-	-	275	250	275
Intra-group debt represented by operational borrowings at Group level note (ii)	T	2,422	-	-	2,422	2,568	2,084
Other non-insurance liabilitiesnote (iii)		2,754	155	68	2,977	2,325	2,297
Total liabilities		5,451	155	68	5,674	5,143	4,656
Total equity and liabilities		7,115	298	346	7,759	7,031	6,593
* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.
Notes
(i) The M&G statement of financial position includes the assets and liabilities in respect of Prudential Capital.
 (ii)    Intra-group debt represented by operational borrowings at Group level
          Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security programme and comprise:

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
Commercial Paper	2,123	2,318	1,535
Medium Term Notes	299	250	549
Total intra-group debt represented by operational borrowings at Group level	2,422	2,568	2,084
(iii) Other non-insurance liabilities consists primarily of intra-group balances, derivative liabilities and other creditors.
M Goodwill attributable to shareholders

		2013 £m	2012 £m
	Note	30 Jun	30 Jun	31 Dec
Cost
At beginning of period		1,589	1,585	1,585
Additional consideration paid on previously acquired business		-	-	2
Exchange differences		5	2	2
At end of period		1,594	1,587	1,589
Aggregate impairment		(120)	(120)	(120)
Net book amount at end of period		1,474	1,467	1,469

The amounts shown above at 30 June 2013 and for 2012 include £1,153 million in respect of the purchase of M&G in 1999.

Goodwill, other than for M&G, of £321 million at 30 June 2013 (30 June 2012: £314 million; 31 December 2012: £316 million) represents amounts allocated to entities in Asia and the US operations in respect of acquisitions made prior to 2012. There was no goodwill attached to the purchase of REALIC and Thanachart Life as discussed in note X. Other goodwill amounts by acquired operations are not individually material.

N Deferred acquisition costs and other intangible assets attributable to shareholders

Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic Prudential Regulation Authority (PRA) regime, costs of acquiring new insurance business are accounted for with deferral and amortisation against margins in future revenues on the related insurance policies. Costs of acquiring new insurance business, principally commissions, marketing and advertising and certain other costs associated with policy insurance and underwriting that are not reimbursed by policy charges, are specifically identified and capitalised as part of deferred acquisition costs (DAC). In general, this deferral is presentationally shown by an explicit carrying value for DAC in the balance sheet. However, in some Asia operations the deferral is implicit through the reserving methodology. The recoverability of the explicitly and implicitly deferred acquisition costs is measured, and the capitalised costs are deemed impaired if the projected margins are less than the carrying value. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value will be necessary.

For UK regulated with-profits funds where the realistic PRA regime is applied, the basis of setting liabilities is such that it would be inappropriate for acquisition costs to be deferred, therefore these costs are expensed as incurred. The majority of the UK shareholder-backed business is individual and group annuity business where the incidence of acquisition costs is negligible.

The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	2013 £m	2012* £m
	30 Jun	30 Jun	31 Dec

Deferred acquisition costs related to insurance contracts as classified under IFRS 4	4,851	3,824	3,776
Deferred acquisition costs related to investment management contracts, including life assurance contracts classified as financial instruments and investment management contracts under IFRS 4	97	103	100
	4,948	3,927	3,876
Present value of acquired in-force policies for insurance contracts as classified under IFRS 4 (PVIF)	85	62	64
Other intangibles	505	248	237
	590	310	301
Total of deferred acquisition costs and other intangible assets	5,538	4,237	4,177

		2013 £m						2012* £m
		Deferred acquisition costs
	Note	UK	US	Asia	Asset management	PVIF and Other intangibles**	Total 30 Jun	Total 30 Jun	Total 31 Dec
			note (i)
Balance at beginning of period:
As previously reported		103	3,199	654	10	301	4,267	4,234	4,234
Effect of change in accounting policy	B	-	-	(90)	-	-	(90)	(90)	(90)
After effect of change		103	3,199	564	10	301	4,177	4,144	4,144
Additionsnote (ii)		1	372	92	4	288	757	535	1,059
Acquisition of subsidiariesnote (ii)		-	-	-	-	21	21	-	5
Amortisation to the income statement:
Operating profit		(8)	(199)	(83)	(2)	(19)	(311)	(308)	(682)
Non-operating profit		-	242	-	-	(3)	239	80	76
		(8)	43	(83)	(2)	(22)	(72)	(228)	(606)
Exchange differences		-	244	18	-	2	264	(33)	(155)
Change in amortisation of DAC related to net unrealised valuation movement on Jackson's available-for-sale securities recognised as Other Comprehensive Income		-	419	-	-	-	419	(181)	(270)
Reclassification of Japan Life as held for sale		-	-	(28)	-	-	(28)	-	-
Balance at end of period		96	4,277	563	12	590	5,538	4,237	4,177

* The 2012 comparative results have been retrospectively adjusted from those previously published for the application of IFRS 11 described in note B whereby equity presentation rather than proportionate consolidation for joint venture operations applies.

** PVIF and Other intangibles includes software rights of £62 million at 30 June 2013 (31 December 2012: £60 million) with additions of £11 million, amortisation of £10 million and exchange gains of £1 million.

Notes
(i) The DAC amount in respect of US insurance operations comprises amounts in respect of:

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
Variable annuity business	3,917	3,287	3,330
Other business	953	794	821
Cumulative shadow DAC (for unrealised gains/losses booked in other comprehensive income)	(593)	(896)	(952)
Total DAC for US operations	4,277	3,185	3,199

(ii) The additions of £288 million for PVIF and other intangibles in half year 2013 include the amount advanced to secure the exclusive 15-year bancassurance partnership agreement entered with Thanachart Bank in Thailand.

       The additions of £21 million for acquisitions of subsidiaries for PVIF and other intangibles in half year 2013 is for the acquisition of Thanachart Life. The amount of £5 million for the full year 2012 was for the acquisition of
       REALIC.

       See note X for further details.

Overview of the deferral and amortisation of acquisition costs for Jackson
Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortised in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortised in line with a combination of historical and future expected gross profits on the relevant contracts. For fixed and indexed annuity and interest-sensitive life business, the key assumption is the long-term spread between the earned rate on investments and the rate credited to policyholders, which is based on an annual spread analysis. Expected gross profits also depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality, lapse and expense experience is performed using internally developed experience studies.

As with fixed and indexed annuity and interest-sensitive life business, acquisition costs for Jackson's variable annuity products are amortised in line with the emergence of profits. The measurement of the amortisation in part reflects current period fees (including those for guaranteed minimum death, income, or withdrawal benefits) earned on assets covering liabilities to policyholders, and the historical and expected level of future gross profits which depends on the assumed level of future fees, as well as components related to mortality, lapse, and expense.

The Company adopted the US Financial Accounting Standards Board requirements in the Emerging Issues Task Force EITF Update No 2010-26 on 'Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts' from 1 January 2012 into Prudential's Group IFRS reporting for the results of Jackson and those Asia operations whose IFRS insurance assets and liabilities are measured principally by reference to US GAAP principles. Under the Update insurers are required to capitalise only those incremental costs directly relating to successfully acquiring a contract from 1 January 2012. For Group IFRS reporting the Company chose to apply this new basis retrospectively for the results of these operations.

Mean reversion technique

For variable annuity products, under US GAAP (as 'grandfathered' under IFRS 4) the projected gross profits, against which acquisition costs are amortised, reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent after deduction of net external fund management fees. This is applied to the period end level of separate account assets after application of a mean reversion technique that removes a portion of the effect of levels of short-term variability in current market returns.

Under the mean reversion technique applied by Jackson, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current period, the 8.4 per cent annual return is realised on average over the entire eight-year period. Projected returns after the mean reversion period revert back to the 8.4 per cent assumption.

However, to ensure that the methodology does not over anticipate a reversion to trend following adverse markets, the mean reversion technique has a cap and floor feature whereby the projected returns in each of the next five years can be no more than 15 per cent per annum and no less than 0 per cent per annum (both gross of asset management fees) in each year.

Sensitivity of amortisation charge

The amortisation charge to the income statement is reflected in operating profit and short-term fluctuations in investment returns. The amortisation charge to the operating profit in a reporting period comprises:

i) a core amount that reflects a relatively stable proportion of underlying profit; and

ii) an element of acceleration or deceleration arising from market movements differing from expectations.

In periods where the cap and floor feature of the mean reversion technique are not relevant, the technique operates to dampen the second element above. Nevertheless, extreme market movements can cause material acceleration or deceleration of amortisation in spite of this dampening effect.

Furthermore, in those periods where the cap or floor is relevant, the mean reversion technique provides no further dampening and additional volatility may result.

In half year 2013, the DAC amortisation charge for operating profit was determined after including a credit for decelerated amortisation of £20 million (half year 2012: £25 million; full year 2012: £56 million). The half year 2013 amount primarily reflects the separate account performance of 5 per cent, net of all fees, over the assumed level for the period.

The application of the mean reversion formula has the effect of dampening the impact of equity market movements on DAC amortisation while the mean reversion assumption lies within the corridor. It would take a very significant movement in equity markets in 2013 (outside the range of negative 25 per cent to positive 50 per cent) for the mean reversion assumption to move outside the corridor.

O Valuation bases for Group assets

The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39 'Financial Instruments: Recognition and Measurement' as described further below. Where assets have been valued at fair value, the Group has followed the principles under IFRS13 'Fair value measurement'. The basis applied for the assets section of the statement of financial position at 30 June 2013 is summarised below:

		2013 £m			2012* £m			2012* £m
	Note	At fair value	Cost / Amortised cost	30 June Total	At fair value	Cost / Amortised cost	30 June Total	At fair value	Cost / Amortised cost	31 Dec Total
			note (i)			note (i)			note (i)
Intangible assets attributable to shareholders:
Goodwill	M	-	1,474	1,474	-	1,467	1,467	-	1,469	1,469
Deferred acquisition costs and other intangible assets	N	-	5,538	5,538	-	4,237	4,237	-	4,177	4,177
Total		-	7,012	7,012	-	5,704	5,704	-	5,646	5,646
Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes		-	178	178	-	178	178	-	178	178
Deferred acquisition costs and other intangible assets		-	79	79	-	84	84	-	78	78
Total		-	257	257	-	262	262	-	256	256
Total intangible assets		-	7,269	7,269	-	5,966	5,966	-	5,902	5,902
Other non-investment and non-cash assets:
Property, plant and equipment		-	868	868	-	787	787	-	754	754
Reinsurers' share of insurance contract liabilities		-	7,204	7,204	-	1,698	1,698	-	6,854	6,854
Deferred tax assets	H	-	2,637	2,637	-	2,169	2,169	-	2,306	2,306
Current tax recoverable		-	191	191	-	302	302	-	248	248
Accrued investment income		-	2,726	2,726	-	2,686	2,686	-	2,771	2,771
Other debtors		-	2,318	2,318	-	1,784	1,784	-	1,325	1,325
Total		-	15,944	15,944	-	9,426	9,426	-	14,258	14,258
Investments of long-term business and other operations:note (ii)
Investment properties		10,583	-	10,583	10,532	-	10,532	10,544	-	10,544
Investments accounted for using the equity method		-	696	696	-	587	587	-	635	635
Loans	P	2,268	10,962	13,230	285	10,515	10,800	2,068	10,675	12,743
Equity securities and portfolio holdings in unit trusts		112,258	-	112,258	89,098	-	89,098	98,626	-	98,626
Debt securities	Q	138,256	-	138,256	127,349	-	127,349	138,907	-	138,907
Other investments		6,140	-	6,140	7,828	-	7,828	7,547	-	7,547
Deposits		-	13,542	13,542	-	11,951	11,951	-	12,248	12,248
Total investments		269,505	25,200	294,705	235,092	23,053	258,145	257,702	23,558	281,260
Assets held for sale		1,079	-	1,079	-	-	-	98	-	98
Cash and cash equivalents		-	6,840	6,840	-	6,335	6,335	-	6,126	6,126
Total assets		270,584	55,253	325,837	235,092	44,780	279,872	257,800	49,844	307,644
Percentage of Group total assets		83%	17%	100%	84%	16%	100%	84%	16%	100%
* The 2012 comparative results have been adjusted from those previously published for the retrospective application of the new and amended accounting standards described in note B.

Notes

(i)     Assets carried at cost or amortised cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS standards such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(ii)    Realised gains and losses on the Group's investments for the half year 2013 recognised in the income statement amounted to a net gain of £0.8 billion (half year 2012: £3.6 billion; full year 2012: £6.8 billion).

i Financial instruments - Designation and fair values

The tables below show the fair values of financial assets and liabilities (including those that are not presented in the statement of financial position at fair value).

		30 June 2013 £m note (ii)
	Note	Total carrying value	Fair Value
Financial assets
Cash and cash equivalents		6,840	6,840
Deposits		13,542	13,542
Equity securities and portfolio holdings in unit trusts		112,258	112,258
Debt securities	Q	138,256	138,256
Loans	P	13,230	13,404
Other investments		6,140	6,140
Accrued investment income		2,726	2,726
Other debtors		2,318	2,318
		295,310

		30 June 2013 £m note (ii)
	Note	Total carrying value	Fair value
Financial liabilities

Core structural borrowings of shareholder-financed operations	S	4,149	4,534
Operational borrowings attributable to shareholder-financed operations	T	2,530	2,530
Borrowings attributable to the with-profits fund held at fair value	T	924	924
Obligations under funding, securities lending and sale and repurchase agreements		2,889	2,899
Net asset value attributable to unit holders of consolidated unit trusts and similar funds		5,394	5,394
Investment contract with discretionary participation features held at fair valuenote (i)		33,402	n/a
Investment contract without discretionary participation features held at fair value		19,865	19,872
Other creditors		3,743	3,743
Derivative liabilities		2,226	2,226
Other liabilities		3,661	3,661
		78,783
Notes
(i) It is impractical to determine the fair value of investment contracts with discretionary participation features due to the lack of a reliable basis to measure such features.

(ii)    Following the adoption of IFRS 13, and in accordance with the corresponding amendments to IAS 34, the tables above show a comparison of the fair value of financial assets and liabilities compared to their carrying amounts.
        Under IFRS 13, this disclosure has been provided on a prospective basis.

ii Determination of fair value

The fair values of the assets and liabilities of the Group have been determined on the following bases.

The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques.

The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices.

The loans and receivables have been shown net of provisions for impairment. The fair value of loans has been estimated from discounted cash flows expected to be received. The rate of discount used was the market rate of interest.
The fair value of financial liabilities (other than derivative financial instruments) is determined using discounted cash flows of the amounts expected to be paid.

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

The table below includes financial instruments carried at fair value analysed by level of the IFRS 13 'Fair Value Measurement' defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

The classification criteria and its application to Prudential can be summarised as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 1 includes financial instruments where there is clear evidence that the valuation is based on a quoted publicly traded price in an active market (eg exchange listed equities, mutual funds with quoted prices and exchange traded derivatives).

Level 2 - inputs other than quoted prices included within level 1 that are observable either directly (ie as prices) or indirectly (ie derived from prices)

Level 2 includes investments where a direct link to an actively traded price is not readily apparent, but which are valued using inputs which are largely observable either directly (ie as prices) or indirectly (ie derived from prices).

Level 3 - Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

Level 3 includes investments which are internally valued or subject to a significant number of unobservable assumptions (eg private equity funds and certain derivatives which are bespoke or long dated).

iii Fair value hierarchy of financial instruments measured at fair value on recurring basis

	30 June 2013 £m
	Level 1	Level 2	Level 3	Total
Analysis of investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	23,525	1,807	625	25,957
Debt securities	15,241	44,609	522	60,372
Other investments (including derivative assets)	155	757	2,924	3,836
Derivative liabilities	(156)	(883)	-	(1,039)
Total financial investments, net of derivative liabilities	38,765	46,290	4,071	89,126
Percentage of total	43%	52%	5%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	85,014	265	63	85,342
Debt securities	3,683	5,932	2	9,617
Other investments (including derivative assets)	4	21	-	25
Derivative liabilities	(2)	(5)	-	(7)
Total financial investments, net of derivative liabilities	88,699	6,213	65	94,977
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	242	2,026	2,268
Equity securities and portfolio holdings in unit trusts	879	33	47	959
Debt securities	13,551	54,559	157	68,267
Other investments (including derivative assets)	72	1,331	876	2,279
Derivative liabilities	-	(974)	(206)	(1,180)
Total financial investments, net of derivative liabilities	14,502	55,191	2,900	72,593
Percentage of total	20%	76%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	242	2,026	2,268
Equity securities and portfolio holdings in unit trusts	109,418	2,105	735	112,258
Debt securities	32,475	105,100	681	138,256
Other investments (including derivative assets)	231	2,109	3,800	6,140
Derivative liabilities	(158)	(1,862)	(206)	(2,226)
Total investments, net of derivative liabilities	141,966	107,694	7,036	256,696
Borrowings attributable to the with-profits fund held at fair value	-	(22)	-	(22)
Investment contract liabilities without discretionary participation features held at fair value	-	(17,342)	-	(17,342)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,696)	(357)	(1,341)	(5,394)
Other financial liabilities held at fair value	-	(256)	(2,206)	(2,462)
Total	138,270	89,717	3,489	231,476
Percentage of total	59%	39%	2%	100%

In addition to the financial instruments shown above, the assets and liabilities held for sale on the condensed consolidated statement of financial position at 30 June 2013 in respect of Japan Life business included a net financial instruments balance of £1,140 million, primarily for equity securities and debt securities. Of this amount, £1,038 million has been classified as level 1, £74 million as level 2 and £28 million as level 3.

	30 June 2012* £m
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	21,466	1,389	475	23,330
Debt securities	14,698	43,849	532	59,079
Other investments (including derivative assets)	295	1,412	2,692	4,399
Derivative liabilities	(41)	(1,413)	-	(1,454)
Total financial investments, net of derivative liabilities	36,418	45,237	3,699	85,354
Percentage of total	43%	53%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	64,581	176	22	64,779
Debt securities	3,742	4,955	9	8,706
Other investments (including derivative assets)	24	80	-	104
Derivative liabilities	(8)	(9)	-	(17)
Total financial investments, net of derivative liabilities	68,339	5,202	31	73,572
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	285	-	285
Equity securities and portfolio holdings in unit trusts	904	12	73	989
Debt securities	11,822	47,591	151	59,564
Other investments (including derivative assets)	21	2,530	774	3,325
Derivative liabilities	(132)	(1,649)	(201)	(1,982)
Total financial investments, net of derivative liabilities	12,615	48,769	797	62,181
Percentage of total	20%	79%	1%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	285	-	285
Equity securities and portfolio holdings in unit trusts	86,951	1,577	570	89,098
Debt securities	30,262	96,395	692	127,349
Other investments (including derivative assets)	340	4,022	3,466	7,828
Derivative liabilities	(181)	(3,071)	(201)	(3,453)
Total financial investments, net of derivative liabilities	117,372	99,208	4,527	221,107
Borrowings attributable to the with-profits fund held at fair value	-	(41)	-	(41)
Investment contract liabilities without discretionary participation features held at fair value	-	(15,221)	-	(15,221)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,936)	(152)	(1,098)	(4,186)
Other financial liabilities held at fair value	-	(311)	-	(311)
Total	114,436	83,483	3,429	201,348
Percentage of total	57%	41%	2%	100%
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

	31 December 2012* £m
	Level 1	Level 2	Level 3	Total
Analysis of financial investments, net of derivative liabilities by business type
With-profits
Equity securities and portfolio holdings in unit trusts	22,057	2,496	480	25,033
Debt securities	16,056	45,550	542	62,148
Other investments (including derivative assets)	108	1,743	2,574	4,425
Derivative liabilities	(61)	(1,075)	-	(1,136)
Total financial investments, net of derivative liabilities	38,160	48,714	3,596	90,470
Percentage of total	42%	54%	4%	100%
Unit-linked and variable annuity separate account
Equity securities and portfolio holdings in unit trusts	72,488	183	39	72,710
Debt securities	3,660	5,409	2	9,071
Other investments (including derivative assets)	26	10	-	36
Derivative liabilities	-	(1)	-	(1)
Total financial investments, net of derivative liabilities	76,174	5,601	41	81,816
Percentage of total	93%	7%	0%	100%
Non-linked shareholder-backed
Loans	-	226	1,842	2,068
Equity securities and portfolio holdings in unit trusts	827	7	49	883
Debt securities	13,357	54,146	185	67,688
Other investments (including derivative assets)	24	2,301	761	3,086
Derivative liabilities	(16)	(1,484)	(195)	(1,695)
Total financial investments, net of derivative liabilities	14,192	55,196	2,642	72,030
Percentage of total	20%	76%	4%	100%

Group total analysis, including other financial liabilities held at fair value
Group total
Loans	-	226	1,842	2,068
Equity securities and portfolio holdings in unit trusts	95,372	2,686	568	98,626
Debt securities	33,073	105,105	729	138,907
Other investments (including derivative assets)	158	4,054	3,335	7,547
Derivative liabilities	(77)	(2,560)	(195)	(2,832)
Total financial investments, net of derivative liabilities	128,526	109,511	6,279	244,316
Borrowings attributable to the with-profits fund held at fair value	-	(40)	-	(40)
Investment contract liabilities without discretionary participation features held at fair value	-	(16,309)	-	(16,309)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(3,653)	(268)	(1,224)	(5,145)
Other financial liabilities held at fair value	-	(259)	(2,021)	(2,280)
Total	124,873	92,635	3,034	220,542
Percentage of total	57%	42%	1%	100%
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.
iv Valuation approach for Level 2 fair valued financial instruments
A significant proportion of the Group's level 2 assets are corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing services or third-party broker quotes. These valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls, such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third party valuations obtained do not reflect fair value (eg either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The techniques used require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables include an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential determines the input assumptions based on the best available information at the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

Of the total level 2 debt securities of £105,100 million at 30 June 2013 (30 June 2012: £96,395 million; 31 December 2012: £105,105 million), £8,645 million are valued internally (30 June 2012: £7,287 million; 31 December 2012: £8,248 million). The majority of such securities are valued using matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities of a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring in a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

v     Fair value measurements for level 3 fair valued financial instruments

Reconciliation of movements in level 3 financial instruments measured at fair value
The following table reconciles the value of level 3 fair valued financial instruments at 1 January 2013 to that presented at 30 June 2013.

Total investment return recorded in the income statement represents interest and dividend income, realised gains and losses, unrealised gains and losses on the assets classified at fair value through profit and loss and foreign exchange movements on an individual entity's overseas investments.

Total gains and losses recorded in other comprehensive income includes unrealised gains and losses on debt securities held as available-for-sale within Jackson and foreign exchange movements arising from the retranslation of the Group's overseas subsidiaries and branches.

		Half year 2013 £m
	At 1 Jan	Total gains/ losses in income statement	Total gains/ losses recorded in other compre- hensive income	Purchases	Sales	Settled	Issued	Reclassification of Japan Life as held for sale	Transfers into level 3	Transfers out of level 3	At 30 Jun
Loans	1,842	67	36	-	-	(37)	118	-	-	-	2,026
Equity securities and portfolio holdings in unit trusts	568	52	4	13	(11)	-	25	-	87	(3)	735
Debt securities	729	27	9	20	(77)	-	-	(26)	29	(30)	681
Other investments (including derivative assets)	3,335	373	137	177	(272)	-	-	-	50	-	3,800
Derivative liabilities	(195)	(14)	-	-	2	-	-	-	-	1	(206)
Total financial investments, net of derivative liabilities	6,279	505	186	210	(358)	(37)	143	(26)	166	(32)	7,036
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,224)	(80)	(2)	26	-	-	(61)	-	-	-	(1,341)
Other financial liabilities	(2,021)	(54)	(146)	-	-	50	(35)	-	-	-	(2,206)
Total	3,034	371	38	236	(358)	13	47	(26)	166	(32)	3,489
Of the total net gains and losses in the income statement of £371 million, £333 million relates to net unrealised gains relating to financial instruments still held at the end of the period, which can be analysed as follows:

30 June 2013 £m
Equity securities	50
Debt securities	10
Other investments	355
Derivative liabilities	(14)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(80)
Other financial liabilities	12
Total	333

Valuation approach for Level 3fair valued financial instruments

Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades, and financial investments for which markets are no longer active as a result of market conditions eg market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realisation of unrealised gains or losses from selling the financial instrument being fair valued. In some cases the disclosed value cannot be realised in immediate settlement of the financial instrument.

In accordance with the Group's risk management framework, the estimated fair value of derivative financial instruments valued internally using standard market practices are subject to assessment against external counterparties' valuations.
At 30 June 2013 the Group held £3,489 million (30 June 2012: £3,429 million; 31 December 2012: £3,034 million), 2 per cent of the total fair valued financial assets net of fair valued financial liabilities (30 June 2012: 2 per cent; 31 December 2012: 1 per cent), within level 3.

Included within these amounts were loans of £2,026 million at 30 June 2013 (30 June 2012: nil; 31 December 2012: £1,842 million), measured at the loan outstanding balance, attached to REALIC acquired in 2012 and held to back the liabilities for funds withheld under reinsurance arrangements. The funds withheld liability of £2,206 million at 30 June 2013 (30 June 2012: nil; 31 December 2012: £2,021 million) was also classified within level 3, accounted for on a fair value basis being equivalent to the carrying value of the underlying assets.

Excluding the loans and funds withheld liability under REALIC's reinsurance arrangements as described above, which amounted to a net liability of £(180) million (30 June 2012: nil; 31 December 2012: £(179) million), the level 3 fair valued financial assets net of financial liabilities were £3,669 million (30 June 2012: £3,429 million; 31 December 2012: £3,213 million). Of this amount, a net liability of £(272) million (30 June 2012: £(177) million; 31 December 2012: £(213) million) were internally valued, representing 0.1 per cent of the total fair valued financial assets net of financial liabilities (30 June 2012: 0.1 per cent; 31 December 2012: 0.1 per cent). Internal valuations are inherently more subjective than external valuations. Included within these internally valued net liabilities were:

- Debt securities of £80 million (30 June 2012: £105 million; 31 December 2012: £75 million), which were either valued on a discounted cash flow method with an internally developed discount rate or on external prices adjusted to reflect the specific known conditions relating to these securities (eg distressed securities or securities which were being restructured).

- Private equity and venture investments of £955 million (30 June 2012: £800 million; 31 December 2012: £904 million) which were valued internally based on management information available for these investments. These investments were principally held by consolidated investment funds which are managed on behalf of third-parties.

- Liabilities of £(1,311) million (30 June 2012: £(1,111) million; 31 December 2012: £(1,199) million) for the Net asset value attributable to external unit holders respect of the consolidated investment funds, which are non-recourse to the Group. These liabilities are valued by reference to the underlying assets.

- Other sundry individual financial investments of £4 million (30 June 2012: £29 million; 31 December 2012: £7 million).

Of the internally valued net liabilities referred to above of £(272) million (30 June 2012: £(177) million; 31 December 2012: £(213) million):

- A net liability of £(313) million (30 June 2012: £(232) million; 31 December 2012: £(240) million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments.

- A net asset of £nil (30 June 2012: £13 million; 31 December 2012: £3 million) was held by the Group's unit-linked funds for which the investment return is wholly attributable to policyholders.

- A net asset of £41 million (30 June 2012: £42 million; 31 December 2012: £24 million) was held to support non-linked shareholder-backed business. If the value of all the level 3 instruments held to support non-linked shareholder-backed business valued internally was varied downwards by 10 per cent, the change in valuation would be £4 million (30 June 2012: £4 million; 31 December 2012: £2 million), which would reduce shareholders' equity by this amount before tax. Of this amount, a decrease of less than £1 million (30 June 2012: a decrease of £1 million; 31 December 2012: an increase of £1 million) would pass through the income statement substantially as part of short-term fluctuations in investment returns outside of operating profit and a £4 million decrease (30 June 2012: a £3 million decrease; 31 December 2012: a £3 million decrease) would be included as part of other comprehensive income, being unrealised movements on assets classified as available-for-sale.

Valuation processes applied by the Group

The Group's valuation policies, procedures and analyses for instruments categorised as level 3 are undertaken by Business Unit committees as part of the Group's wider financial reporting governance processes. The procedures undertaken include approval of valuation methodologies, verification processes, and resolution of significant or complex valuation issues. In undertaking these activities the Group makes use of the extensive expertise of its asset management functions.

vi  Transfers into and transfers out of levels

The Group's policy is to recognise transfers into and transfers out of levels as of the end of each half year reporting period except for material transfers which are recognised as of the date of the event or change in circumstances that caused the transfer.

During half year 2013, the transfers between levels within the Group's portfolio were primarily transfers from level 1 to 2 of £178 million and transfers from level 2 to level 1 of £243 million. These transfers which relate to equity securities and debt securities arose to reflect the change in the observability of the inputs used in valuing these securities.

In addition, as shown in the table in section v above, the transfers into and out of level 3 in half year 2013 were £166 million and £(32) million, respectively. These transfers were between levels 3 and 2 and primarily for equity securities and debt securities.

P Loans portfolio
Loans are accounted for at amortised cost net of impairment except for:
- certain mortgage loans which have been designated at fair value through profit and loss of the UK insurance operations as this loan portfolio is managed and evaluated on a fair value basis; and

- certain policy loans of the US insurance operations which are held to back liabilities for funds withheld under reinsurance arrangement and are also accounted on a fair value through profit and loss basis.

	2013 £m	2012* £m
	30 Jun	30 Jun	31 Dec
Insurance operations:
UKnote(i)	4,313	4,265	4,303
USnote (ii)	6,691	4,168	6,235
Asianote (iii)	1,004	1,160	1,006
Asset management operations
M&Gnote (iv)	1,222	1,207	1,199
Total	13,230	10,800	12,743
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Notes
(i) UK insurance operations
        The loans of the Group's UK insurance operations comprise

	2013 £m	2012* £m
	30 Jun	30 Jun	31 Dec
SAIF and PAC WPSF:
Mortgage loans†	1,379	1,282	1,311
Policy loans	13	18	16
Other loans‡	1,588	1,670	1,712
Total PAC WPSF loans	2,980	2,970	3,039
Shareholder-backed
Mortgage loans†	1,328	1,290	1,259
Other loans	5	5	5
Total shareholder-backed loans	1,333	1,295	1,264
Total UK insurance operations loans	4,313	4,265	4,303

†    The mortgage loans are collateralised by properties. By carrying value, 84 per cent of the £1,328 million held for shareholder-backed business relate to lifetime (equity release) mortgage business which have an average loan to property value of 30 per cent.

‡ Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.
(ii) US insurance operations
          The loans of the Group's US insurance operations comprise

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
Mortgage loans†	3,905	3,623	3,543
Policy loans‡	2,786	545	2,692
Total US insurance operations loans	6,691	4,168	6,235

† All of the mortgage loans are commercial mortgage loans which are collateralised by properties. The property types are mainly industrial, multi-family residential, suburban office, retail and hotel. The breakdown by property type is as follows:

	2013%	2012%
	30 Jun	30 Jun	31 Dec
Industrial	28	27	29
Multi-family residential	28	24	25
Office	18	19	19
Retail	17	19	17
Hotels	9	11	10
	100	100	100

The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £6.6 million (30 June 2012: £6.7 million; 31 December 2012: £6.3 million). The portfolio has a current estimated average loan to value of 62 per cent (30 June 2012: 66 per cent; 31 December 2012: 65 per cent) which provides significant cushion to withstand substantial declines in value.

At 30 June 2013, Jackson had mortgage loans with a carrying value of £49 million where the contractual terms of the agreements had been restructured. In addition to the regular impairment review afforded all loans in the portfolio, restructured loans are also reviewed for impairment. An impairment will be recorded if the expected cash flows under the newly restructured terms discounted at the original yield (the pre-structured interest rate) are below the carrying value of the loan.

‡ The policy loans are fully secured by individual life insurance policies or annuity policies. The purchase of REALIC in the second half of 2012 included policy loans which are accounted for at fair value through profit and loss. These policy loans are valued at £2,026 million and £1,842 million as at 30 June 2013 and 31 December 2012 respectively. All other policy loans are accounted for at amortised cost, less any impairment.

(iii) Asia insurance operations
The loans of the Group's Asia insurance operations comprise:

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
Mortgage loans‡	54	34	43
Policy loans‡	640	586	602
Other loans‡‡	310	540	361
Total Asia insurance operations loans	1,004	1,160	1,006
‡ The mortgage and policy loans are secured by properties and life insurance policies respectively.
‡‡ The majority of the other loans are commercial loans held by the Malaysia operation and which are all investment graded by two local rating agencies.
(iv) M&G
          The M&G loans relate to loans and receivables managed by Prudential Capital. These assets are generally secured but most have no external credit ratings. Internal ratings prepared by the Group's asset management operations, as part of the risk management process, are:

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
Loans and receivables internal ratings:
AAA	112	-	-
A+ to A-	-	108	-
BBB+ to BBB-	667	980	836
BB+ to BB-	419	89	339
B+ to B- and below	24	30	24
Total M&G (including Prudential Capital) loans	1,222	1,207	1,199
Q Debt securities portfolio

Debt securities are carried at fair value. The amounts included in the statement of financial position are analysed as follows, with further information relating to the credit quality of the Group's debt securities at 30 June 2013 provided in the notes below.

	2013 £m	2012* £m
	30 Jun	30 Jun	31 Dec
Insurance operations:
UK note(i)	82,854	80,049	84,008
US note (ii)	33,368	27,061	32,993
Asia note (iii)	20,081	18,372	20,067
Asset management operationsnote (iv)	1,953	1,867	1,839
Totalnotes (v), (vi)	138,256	127,349	138,907
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

In the table below, with the exception of some mortgage-backed securities, Standards & Poor's (S&P) ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

Notes

(i) UK insurance operations

			Other funds and subsidiaries			UK insurance operations
	Scottish Amicable Insurance Fund	PAC with- profits fund	Unit- linked assets	PRIL	Other annuity and long-term business	2013 £m	2012* £m
						30 Jun Total	30 Jun Total	31 Dec Total
S&P - AAA	385	4,381	738	2,884	337	8,725	9,222	9,200
S&P - AA+ to AA-	522	4,773	1,099	2,983	383	9,760	9,174	9,688
S&P - A+ to A-	919	11,492	1,752	6,552	820	21,535	22,276	23,000
S&P - BBB+ to BBB-	853	10,000	1,642	4,287	670	17,452	16,424	17,720
S&P - Other	257	2,847	115	324	57	3,600	2,920	3,043
	2,936	33,493	5,346	17,030	2,267	61,072	60,016	62,651

Moody's - Aaa	100	1,602	208	355	73	2,338	8,288	8,446
Moody's - Aa1 to Aa3	110	2,576	966	2,163	544	6,359	1,087	1,420
Moody's - A1 to A3	59	911	88	889	121	2,068	1,107	927
Moody's - Baa1 to Baa3	46	786	104	351	31	1,318	1,216	1,385
Moody's - Other	16	256	-	8	-	280	268	307
	331	6,131	1,366	3,766	769	12,363	11,966	12,485
Fitch	21	372	31	162	19	605	520	527
Other	317	5,741	201	2,388	167	8,814	7,547	8,345
Total debt securities	3,605	45,737	6,944	23,346	3,222	82,854	80,049	84,008
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. The £8,814 million total debt securities held at 30 June 2013 (30 June 2012: £7,547 million; 31 December 2012: £8,345 million) which are not externally rated are either internally rated or unrated. These are analysed as follows:

	2013 £m	2012* £m
	30 Jun	30 Jun	31 Dec
Internal ratings or unrated:
AAA to A-	3,438	2,871	3,173
BBB to B-	3,778	3,649	3,810
Below B- or unrated	1,598	1,027	1,362
Total	8,814	7,547	8,345

The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £2,555 million for PRIL and other annuity and long-term business investments for non-linked shareholder-backed business which are not externally rated, £nil were internally rated AAA, £503 million AA, £831 million A, £901 million BBB, £112 million BB and £208 million were internally rated B+ and below or unrated.

(ii) US insurance operations

	2013 £m	2012 £m
Summary	30 Jun	30 Jun	31 Dec

Corporate and government security and commercial loans:
Government	4,017	2,107	4,126
Publicly traded and SEC Rule 144A securities*	20,376	16,724	19,699
Non-SEC Rule 144A securities	3,584	3,263	3,542
Total	27,977	22,094	27,367
Residential mortgage-backed securities	2,175	2,282	2,400
Commercial mortgage-backed securities	2,591	2,129	2,639
Other debt securities	625	556	587
Total debt securities	33,368	27,061	32,993

* A 1990 SEC rule that facilitates the resale of privately placed securities under Rule 144A that are without SEC registration to qualified institutional investors. The rule was designed to develop a more liquid and efficient institutional resale market for unregistered securities.

The following table summarises the securities detailed above by rating using S&P, Moody's, Fitch and implicit ratings of mortgage-backed securities (MBS) based on NAIC valuations:

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
S&P - AAA	148	71	187
S&P - AA+ to AA-	6,162	4,187	6,343
S&P - A+ to A-	8,308	6,767	7,728
S&P - BBB+ to BBB-	10,195	8,516	10,230
S&P - Other	1,223	954	1,173
	26,036	20,495	25,661
Moody's - Aaa	62	69	55
Moody's - Aa1 to Aa3	25	17	18
Moody's - A1 to A3	65	24	21
Moody's - Baa1 to Baa3	36	63	56
Moody's - Other	4	21	13
	192	194	163
Implicit ratings of MBS based on NAIC* valuations (see below):*
NAIC 1	2,873	2,577	2,934
NAIC 2	252	114	207
NAIC 3-6	268	289	321
	3,393	2,980	3,462
Fitch	72	220	184
Other **	3,675	3,172	3,523
Total debt securities	33,368	27,061	32,993

* The Securities Valuation Office of the National Association of Insurance Commissioners (NAIC) classifies debt securities into six quality categories range from Class 1 (the highest) to Class 6 (the lowest). Performing securities are designated as Classes 1 to 5 and securities in or near default are designated Class 6.

** The amounts within 'Other' which are not rated by S&P, Moody's nor Fitch, nor are MBS securities using the revised regulatory ratings, have the following NAIC classifications:

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
NAIC 1	1,506	1,279	1,453
NAIC 2	2,098	1,823	2,022
NAIC 3-6	71	70	48
	3,675	3,172	3,523

For some mortgage-backed securities within Jackson, the table above includes these securities using the regulatory ratings detail issued by the NAIC. These regulatory ratings levels were established by external third parties (PIMCO for residential mortgage-backed securities and BlackRock Solutions for commercial mortgage-backed securities).

(iii) Asia insurance operations
	2013 £m				2012* £m
	With-profits business	Unit-linked assets	Other business	30 Jun Total	30 Jun Total	31 Dec Total
S&P - AAA	659	12	49	720	665	785
S&P - AA+ to AA-	2,875	390	1,736	5,001	4,813	5,523
S&P - A+ to A-	2,210	196	1,241	3,647	3,490	3,272
S&P - BBB+ to BBB-	1,504	280	460	2,244	1,642	1,906
S&P - Other	402	559	995	1,956	2,424	3,132
	7,650	1,437	4,481	13,568	13,034	14,618
Moody's - Aaa	843	219	412	1,474	1,399	1,389
Moody's - Aa1 to Aa3	128	36	10	174	142	271
Moody's - A1 to A3	82	13	81	176	303	147
Moody's - Baa1 to Baa3	192	309	132	633	389	375
Moody's - Other	73	16	29	118	100	112
	1,318	593	664	2,575	2,333	2,294
Fitch	277	62	119	458	66	533
Other	1,785	581	1,114	3,480	2,939	2,622
Total debt securities	11,030	2,673	6,378	20,081	18,372	20,067
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

The following table analyses debt securities of 'Other business' which are not externally rated by S&P, Moody's or Fitch.

	2013 £m	2012* £m
	30 Jun	30 Jun	31 Dec
Government bonds	387	164	58
Corporate bonds rated as investment grade by local external ratings agencies	542	393	428
Other	185	40	123
	1,114	597	609
(iv) Asset Management Operations
        The debt securities are all held by M&G (Prudential Capital).

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
M&G
AAA to A- by S&P or Aaa to A3 rated by Moody's	1,597	1,620	1,529
Other	356	247	310
Total M&G (including Prudential Capital)	1,953	1,867	1,839
(v) Group's holdings in asset-backed securities

The Group's holdings in asset-backed securities (ABS), which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralised debt obligations (CDO) funds and other asset-backed securities, at 30 June 2013 is as follows:

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
Shareholder-backed operations (excluding assets held in unit-linked funds):
UK insurance operations note (a)	1,623	1,538	1,408
US insurance operations note (b)	5,391	4,967	5,626
Asia insurance operations note (c)	144	172	144
Other operations note (d)	584	622	566
	7,742	7,299	7,744
With-profits operations:
UK insurance operations note (a)	5,815	5,743	5,850
Asia insurance operations note (c)	319	407	241
	6,134	6,150	6,091
Total	13,876	13,449	13,835
(a) UK insurance operations
       All of the holdings of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. Of the holdings of the with-profits operations, £1,615 million (30 June 2012: £1,683 million; 31
       December 2012: £1,697 million) relates to exposure to the US markets and with the remaining exposure being primarily to the UK market.
(b) US insurance operations
US insurance operations' exposure to asset-backed securities at 30 June 2013 comprises:

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
RMBS:
Sub-prime (2013: 12% AAA, 6% AA)	283	213	261
Alt-A (2013: 0% AAA, 1% AA)	325	281	323
Prime including agency (2013: 0% AAA, 75% AA)	1,567	1,788	1,816
CMBS (2013: 39% AAA, 24% AA)	2,591	2,129	2,639
CDO funds (2013: 0% AAA, 25% AA), including £nil exposure to sub-prime	49	37	44
Other ABS (2013: 23% AAA, 21% AA), including £nil exposure to sub-prime	576	519	543
Total	5,391	4,967	5,626
(c) Asia insurance operations
      The Asia insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations. Of the £319 million, 91 per cent (30 June 2012: 61 per cent; 31 December 2012: 63 per cent) are investment graded.
(d) Asset management operations

      Asset management operations' exposure to asset-backed securities is held by Prudential Capital with no sub-prime exposure. Of the £584 million, 80 per cent (30 June 2012: 80 per cent; 31 December 2012: 77 per cent) are graded
      AAA.

(vi) Group sovereign debt exposure
       The exposures held by the shareholder-backed business and with-profits funds in sovereign debts and bank debt securities at 30 June 2013 are given within the Risk and Capital Management section of the Business Review under Credit Risk.

R Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealised loss position
i Valuation basis

Under IAS 39, unless categorised as 'held to maturity' or 'loans and receivables' debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or where markets for the securities are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied. IFRS 7 requires classification of the fair values applied by the Group into a three level hierarchy. At 30 June 2013, 0.1 per cent of Jackson's debt securities were classified as level 3 (30 June 2012: 0.1 per cent; 31 December 2012: 0.1 per cent) comprising of fair values where there are significant inputs which are not based on observable market data.

ii Accounting presentation of gains and losses
Except for certain assets covering liabilities that are measured at fair value, the debt securities of the US insurance operations are classified as 'available-for-sale'.
Unless impaired, fair value movements are recognised in other comprehensive income. Realised gains and losses, including impairments, recorded in the income statement are as shown in note F of this report.

iii Half year 2013 movements in unrealised gains and losses
In half year 2013 there was a movement in the statement of financial position value for debt securities classified as available-for-sale from a net unrealised gain of £2,807 million to a net unrealised gain of £1,270 million as analysed in the table below. This decrease reflects the effects of rising long-term interest rates.

	30 Jun 2013 £m			31 Dec 2012 £m
		Changes in Unrealised appreciation**	Foreign exchange translation
Available-for-sale securities		Reflected as part of movement in comprehensive income
Assets fair valued at below book value:
Book value*	10,595			4,551
Unrealised lossnotes (iv)(a), (b)	(747)	(546)	(23)	(178)
Fair value (as included in statement of financial position)	9,848			4,373
Assets fair valued at or above book value:
Book value*	21,348			25,467
Unrealised gain	2,017	(1,161)	193	2,985
Fair value (as included in statement of financial position)	23,365			28,452
Total:
Book value*	31,943			30,018
Net unrealised gain (loss)	1,270	(1,707)	170	2,807
Fair value (as included in statement of financial position)†	33,213			32,825
* Book value represents cost/amortised cost of the debt securities.
** Translated at the average rate of $1.5439: £1.
† Debt securities for US operations included in the statement of financial position at 30 June 2013 and as referred to in note Q, comprise:

2013 £m		2012 £m
30 Jun		30 Jun	31 Dec
Available-for-sale	33,213	27,055	32,825
Fair value through profit and loss:
Securities of consolidated investment funds	-	6	-
Securities held to back liabilities for funds withheld under reinsurance arrangement	155	-	168
	33,368	27,061	32,993

iv Debt securities classified as available-for-sale in an unrealised loss position
(a) Fair value of securities as a percentage of book value
The following table shows the fair value of the debt securities in a gross unrealised loss position for various percentages of book value:

	2013 £m		2012 £m
	30 Jun		30 Jun		31 Dec
	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Between 90% and 100%	7,510	(317)	1,160	(27)	4,214	(112)
Between 80% and 90%	2,214	(369)	190	(31)	85	(13)
Below 80%	124	(61)	163	(99)	74	(53)
Total	9,848	(747)	1,513	(157)	4,373	(178)
(b) Unrealised losses by maturity of security

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
Less than 1 year	-	-	-
1 year to 5 years	(6)	(2)	(1)
5 years to 10 years	(215)	(18)	(9)
More than 10 years	(440)	(11)	(91)
Mortgage-backed and other debt securities	(86)	(126)	(77)
Total	(747)	(157)	(178)
(c) Age analysis of unrealised losses for the periods indicated

The following table shows the age analysis of all the unrealised losses in the portfolio by reference to the length of time the securities have been in an unrealised loss position:

	2013 £m			2012 £m
	30 Jun			30 Jun			31 Dec

	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total

Less than 6 months	(16)	(326)	(342)	(7)	(15)	(22)	(5)	(101)	(106)
6 months to 1 year	(1)	(345)	(346)	(4)	(6)	(10)	(1)	(1)	(2)
1 year to 2 years	(3)	-	(3)	(5)	(3)	(8)	(2)	-	(2)
2 years to 3 years	(2)	-	(2)	(3)	-	(3)	(1)	-	(1)
More than 3 years	(23)	(31)	(54)	(52)	(62)	(114)	(31)	(36)	(67)
Total	(45)	(702)	(747)	(71)	(86)	(157)	(40)	(138)	(178)
(d) Securities whose fair value were below 80 per cent of the book value

As shown in the table (a) above, £61 million of the £747 million of gross unrealised losses at 30 June 2013 (30 June 2012: £99 million of the £157 million; 31 December 2012: £53 million of the £178 million of gross unrealised losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £61 million (30 June 2012: £99 million; 31 December 2012: £53 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	2013 £m		2012 £m
	30 Jun		30 Jun		31 Dec
Category analysis	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Residential mortgage-backed securities:
Prime (including agency)	5	(2)	27	(10)	5	(2)
Alt - A	-	-	11	(3)	-	-
Sub-prime	7	(2)	51	(22)	18	(8)
	12	(4)	89	(35)	23	(10)
Commercial mortgage-backed securities	13	(21)	8	(29)	10	(23)
Other asset-backed securities	24	(13)	53	(31)	41	(20)
Total structured securities	49	(38)	150	(95)	74	(53)
Corporates	75	(23)	13	(4)	-	-
Total	124	(61)	163	(99)	74	(53)

The following table shows the age analysis as at 30 June 2013, of the securities whose fair value were below 80 per cent of the book value:

	2013 £m		2012 £m
	30 Jun		30 Jun		31 Dec
Age analysis	Fair value	Unrealised loss	Fair value	Unrealised loss	Fair value	Unrealised loss
Less than 3 months	79	(25)	32	(10)	7	(2)
3 months to 6 months	2	(1)	-	-	-	-
More than 6 months	43	(35)	131	(89)	67	(51)
	124	(61)	163	(99)	74	(53)
S Net core structural borrowings of shareholder-financed operations

	2013 £m	2012 £m
	30 Jun	30 Jun	31 Dec
Core structural borrowings of shareholder-financed operations: note (i)
Perpetual subordinated capital securities (Innovative Tier 1)notes (ii),(vi)	2,327	1,808	1,746
Subordinated notes (Lower Tier 2) note (ii)	834	830	831
Subordinated debt total	3,161	2,638	2,577
Senior debt:note (iii)
2023	300	300	300
2029	249	249	249
Holding company total	3,710	3,187	3,126
PruCap bank loannote (iv)	275	250	275
Jackson surplus notes (Lower Tier 2) note (ii)	164	159	153
Total (per condensed consolidated statement of financial position)	4,149	3,596	3,554
Less: Holding company cash and short-term investments
(recorded within the condensed consolidated statement of financial position)note (v)	(1,490)	(1,222)	(1,380)
Net core structural borrowings of shareholder-financed operations	2,659	2,374	2,174
Notes

(i)   The maturity profile, currency and interest rates applicable to the core structural borrowings of shareholder-financed operations of the Group are as detailed in note H13 of the Group's consolidated financial statements for the year ended 31 December 2012. Other than the changes described in notes (iv) and (vi) below, there are no further changes affecting these core structural borrowings in half year 2013.

(ii) These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the Prudential Regulation Authority handbook.

       The Group has designated US$3.55 billion (30 June 2012 and 31 December 2012: US$2.85 billion) of its Tier 1 subordinated debt as a net investment hedge under IAS 39 to hedge the currency risks related to the net investment in
        Jackson.

(iii) The senior debt ranks above subordinated debt in the event of liquidation.

(iv) The PruCap bank loan of £275 million has been made in two tranches: a £160 million loan maturing in June 2014, currently drawn at a cost of 12 month £LIBOR plus 0.6 per cent and a £115 million loan maturing on 20 December
       2017 and currently drawn at a cost of 12 month £LIBOR plus 0.79 per cent.

(v) Including central finance subsidiaries.

(vi)  In January 2013, the Company issued core structural borrowings of US$700 million 5.25 per cent Tier 1 perpetual subordinated capital securities primarily to Asian retail investors. The proceeds, net of costs, were US$689 million.

T Other borrowings

	2013 £m	2012* £m
	30 Jun	30 Jun	31 Dec
Operational borrowings attributable to shareholder-financed operationsnote (i)
Borrowings in respect of short-term fixed income securities programmesnote (ii)	2,422	2,568	2,084
Non-recourse borrowings of US operations	20	20	20
Other borrowings note (iii)	88	206	141
Total	2,530	2,794	2,245
Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	727	682	759
£100m 8.5% undated subordinated guaranteed bonds of Scottish Amicable Finance plc	100	100	100
Other borrowings (predominantly obligations under finance leases)	97	113	109
Total	924	895	968
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.
Notes

(i)    In addition to the debt listed above, £200 million Floating Rate Notes were issued by Prudential plc in April 2013 which will mature in October 2013. These Notes have been wholly subscribed by a Group subsidiary and accordingly  have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity.

(ii) In January 2013 the Company repaid on maturity, £250 million Medium Term Notes included within borrowings in respect of short-term fixed income securities in the table above.

(iii)  Other borrowings mainly include amounts whose repayment to the lender is contingent upon future surplus emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

In addition, other borrowings include senior debt issued through the Federal Home Loan Bank of Indianapolis (FHLB), secured by collateral posted with the FHLB by Jackson.
U Defined benefit pension schemes

The Group asset/liability in respect of defined benefit pension schemes is as follows:

Summary Group position

	2013 £m			2012 £m
	PSPS	Other schemes	30 Jun	30 Jun	31 Dec
Underlying economic surplus (deficit)note (ii)	939	(45)	894	1,425	1,138
Less: unrecognised surplus and adjustment for obligation for deficit funding note (ii)	(821)	-	(821)	(1,249)	(1,010)
Economic surplus (deficit) (including investment in Prudential insurance policies)note (ii)	118	(45)	73	176	128
Attributable to:
PAC with-profits fund	83	(41)	42	98	78
Shareholder-backed operations	35	(4)	31	78	50
Consolidation adjustment against policyholder liabilities for investment in Prudential insurance policies	-	(172)	(172)	(169)	(169)
IAS 19 pension asset (liability) on the Group statement of financial position*	118	(217)	(99)	7	(41)

* At 30 June 2013, the PSPS' pension asset of £118 million (30 June 2012: £167 million; 31 December 2012: £164 million) and the other schemes' pension liability of £217 million (30 June 2012: £160 million; 31 December 2012: £205 million) were included within 'Other debtors' and 'Provisions', respectively on the condensed consolidated statement of financial position.

The Group's businesses operate a number of pension schemes. The specific features of these plans vary in accordance with the regulations of the country in which the employees are located, although they are, in general, funded by the Group and based either on a cash balance formula or on years of service and salary earned in the last year or years of employment. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS), which accounts for 85 per cent (30 June 2012: 87 per cent; 31 December 2012: 86 per cent) of the underlying scheme liabilities of the Group defined benefit schemes.

The Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish Amicable and M&G. For all three schemes, the projected unit method was used for the most recent full actuarial valuations. There are also small defined benefit schemes in Taiwan with a negligible deficit.

Triennial actuarial valuations
Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds.
The last completed actuarial valuation of PSPS was as at 5 April 2011. This valuation was finalised in the first half of 2012 and demonstrated the scheme to be 111 per cent funded by reference to the Scheme Solvency Target that forms the basis of the scheme's funding objective. As a result of this valuation, future contributions into the scheme have been reduced to the minimum level of contributions required under the scheme rules effective from July 2012.

Excluding expenses, the contributions are now payable at approximately £6 million per annum. The contributions are only for ongoing service of current employees that are active members of the scheme. No deficit type funding is required. Deficit funding for PSPS, where applicable, as applied prior to 2012, is apportioned in the ratio of 70/30 between the PAC with-profits fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions. Employer contributions for ongoing service of current employees are apportioned in the ratio relevant to current activity.

The last completed actuarial valuation of the Scottish Amicable Pension Scheme (SAPS) was as at 31 March 2011. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 85 per cent funded. Based on this valuation, it was agreed with the Trustees that the existing level of deficit funding of £13.1 million per annum continues to be paid into the scheme over the next six years, to eliminate the actuarial deficit.
The last completed actuarial valuation of the M&G pension scheme was as at 31 December 2011. This valuation was finalised in the second half of 2012 and demonstrated the scheme to be 83 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a three year period are being made from January 2013 of £18.6 million per annum for the first two years and £9.3 million in the third year.

Summary economic and IAS 19 financial positions
Under the IAS 19 'Employee Benefits' valuation basis, the Group applies IFRIC 14, 'IAS 19. - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'. Under IFRIC 14, a surplus is only recognised to the extent that the Company is able to access the surplus either through an unconditional right of refund to the surplus or through reduced future contributions relating to ongoing service, which have been substantively enacted or contractually agreed. Further, the IFRS financial position recorded, reflects the higher of any underlying IAS 19 deficit and any obligation for committed deficit funding where applicable. For PSPS, the Group does not have an unconditional right of refund to any surplus of the scheme.

The underlying IAS 19 surplus for PSPS at 30 June 2013 was £939 million. Following the finalisation of the 5 April 2011 triennial valuation the Trustees agreed that additional deficit type funding would no longer be necessary. Furthermore, the level of contributions for ongoing service of current employees was reduced to the minimum level required by the scheme rules and is now lower than actuarial cost of service. As a consequence, a portion of the surplus, being £118 million, is now recognised as recoverable. The £ 118 million represents the present value of the economic benefit to the Company from the reductions to future ongoing contributions to the scheme. Accordingly, a surplus of £118 million gross of deferred tax was recognised at 30 June 2013. Of this amount, £83 million was allocated to the PAC with-profits fund and £35 million was allocated to the shareholders' fund.
The IAS 19 deficit of the Scottish Amicable Pension Scheme at 30 June 2013 was a deficit of £82 million (30 June 2012: deficit of £35 million; 31 December 2012: deficit of £74 million) and has been allocated approximately 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

The IAS 19 surplus of the M&G pension scheme on an economic basis at 30 June 2013 was a surplus of £37 million (30 June 2012: surplus of £44 million; 31 December 2012: surplus of £38 million) and is wholly attributable to shareholders. The underlying position on an economic basis reflects the assets (including investments in Prudential insurance policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. As at 30 June 2013, the M&G pension scheme has invested £172 million in Prudential insurance policies (30 June 2012: £169 million; 31 December 2012: £169 million). After excluding these investments that are offset against liabilities to policyholders, the IAS 19 basis position of the M&G pension scheme is a deficit of £135 million (30 June 2012: deficit of £125 million; 31 December 2012: deficit of £131 million).

i    Assumptions

The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the period ended 30 June 2013 were as follows:

	2013%	2012%
	30 Jun	30 Jun	31 Dec

Discount rate*	4.6	4.6	4.4
Rate of increase in salaries	3.2	2.6	2.7
Rate of inflation:**
Retail Price Index (RPI)	3.2	2.6	2.7
Consumer Price Index (CPI)	2.2	1.6	2.0
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	2.5	2.5	2.5
Guaranteed (maximum 2.5%)†	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
* The discount rate has been determined by reference to an 'AA' corporate bond index, adjusted where applicable, to allow for the difference in duration between the index and the pension liabilities.
** The rate of inflation reflects the long-term assumption for the UK RPI or CPI depending on the tranche of the schemes.

† The rates of 2.5 per cent are those for PSPS. Assumed rates of increase of pensions in payments for inflation for all other schemes are 3.2 per cent in 2013 (30 June 2012: 2.6 per cent; 31 December 2012: 2.7 per cent).

The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality. The specific allowance made is in line with a custom calibration and has been updated in half year 2013 to reflect the 2011 mortality model from the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries (CMI). The tables used for PSPS immediate annuities in payment at 30 June 2013 were:

Male: 112.0 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 108.5 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2011 mortality model, with a long-term mortality improvement rate of 1.25 per cent per annum.

The tables used for PSPS immediate annuities in payment at 30 June 2012 and 31 December 2012 were:

Male: 108.6 per cent PNMA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.75 per cent per annum; and
Female: 103.4 per cent PNFA00 with improvements in line with a custom calibration of the CMI's 2009 mortality model, with a long-term mortality improvement rate of 1.00 per cent per annum.

Using external actuarial advice provided by the independent scheme actuaries being Towers Watson for the valuation of PSPS, Xafinity Consulting for SAPS and Aon Hewitt Limited for the M&G scheme, the most recent full valuations have been updated to 30 June 2013, applying the principles prescribed by IAS 19.

ii Estimated pension schemes' surpluses and deficits - economic basis

Movements on the surpluses and deficits of the Group's defined benefit pension schemes (determined on the economic basis) are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Half year 2013 £m
		(Charge) credit to income statement or other comprehensive income
		note (a)
	Surplus (deficit) in schemes at 1 January 2013	Operating results (based on longer-term investment returns)	Actuarial and other gains and losses	Contributions paid	Surplus (deficit) in schemes at 30 June 2013
			note (a)(v)		note (b)
All schemes
Underlying position (without the effect of IFRIC 14)
Surplus (deficit)	1,138	5	(278)	29	894
Less: amount attributable to PAC with-profits fund	(787)	(8)	183	(8)	(620)
Shareholders' share:
Gross of tax surplus (deficit)	351	(3)	(95)	21	274
Related tax	(81)	1	22	(5)	(63)
Net of shareholders' tax	270	(2)	(73)	16	211
Effect of IFRIC 14
Derecognition of surplus and set up of additional funding obligation	(1,010)	(18)	207	-	(821)
Less: amount attributable to PAC with-profits fund	709	13	(144)	-	578
Shareholders' share:
Gross of tax (deficit) surplus	(301)	(5)	63	-	(243)
Related tax	69	1	(14)	-	56
Net of shareholders' tax	(232)	(4)	49	-	(187)
With the effect of IFRIC 14
Surplus (deficit)	128	(13)	(71)	29	73
Less: amount attributable to PAC with-profits fund	(78)	5	39	(8)	(42)
Shareholders' share:
Gross of tax surplus (deficit)	50	(8)	(32)	21	31
Related tax	(12)	2	8	(5)	(7)
Net of shareholders' tax	38	(6)	(24)	16	24
(a) Credit (charge) to the income statement or other comprehensive income
The components of the credit (charge) for the pension cost and actuarial and other gains and losses (comprising amounts attributable to the PAC with-profits fund and shareholder-backed operations) are as follows:

	2013 £m	2012* £m
	Half year	Half year	Full year
Pension cost -credit (charge) to income statement
Current service cost	(14)	(15)	(29)
Past service cost:
Exceptional discretionary pension increase for PSPS in 2012note (i)	-	(106)	(106)
Other	(3)	-	-
Administration cost paid out by the schemes	(2)	(2)	(3)
Net interest on net defined benefit liability (asset) - economic basis	24	35	69
Total credit (charge) without the effect of IFRIC 14	5	(88)	(69)
Effect of the application of IFRIC 14	(18)	70	39
Pension cost - economic basistable above and note (ii)	(13)	(18)	(30)
Adjustment for investments in Prudential insurance policies note (iv)	(7)	(6)	(8)
Pension cost - IAS 19 basis (pre-tax and pre-allocation to PAC with-profits fund)	(20)	(24)	(38)

Actuarial and other gains and losses- Other Comprehensive Income
Return on the scheme assets less amount included in interest income	(304)	(81)	(131)
Gains (losses) on changes of assumptions for plan liabilities	27	10	(273)
Experience losses on scheme liabilities	(1)	(4)	(4)
Total charge without the effect of IFRIC 14	(278)	(75)	(408)
Effect of the application of IFRIC 14	207	288	558
Actuarial gains and losses - economic basis table above and notes (iii), (v)	(71)	213	150
Adjustment for investments in Prudential insurance policies notes (iv), (v)	4	(1)	(5)
Actuarial and other gains and losses - IAS 19 basis (pre-tax and pre-allocation to PAC with-profits fund) notes (v)	(67)	212	145

* The presentation of the 2012 comparatives in the table above has been altered for the application of the amended IAS 19 principally for the presentation of actuarial gains and losses in other comprehensive income rather than the income statement as described in note B.

Notes
(i) Exceptional discretionary pension increase for PSPS in 2012

During the first half of 2012, an exceptional discretionary increase to pensions in payment of PSPS was awarded which resulted in a past service cost of £106 million. As the PSPS scheme surplus is substantially not recognised for accounting purposes, this item had no impact on the Group's results.

(ii) Consistent with the derecognition of a substantial portion of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit based on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members and expenses (30 June 2013: £6 million; 30 June 2012: £10 million; 31 December 2012: £17 million).

(iii) The net (charge) credit for actuarial and other gains and losses is recorded within the statement of other comprehensive income.

         The half year 2013 actuarial losses without the effect of IFRIC 14 primarily reflect the investment return of PSPS being lower than the interest income included in the pension cost. After the derecognition of a substantial portion of PSPS surplus under IFRIC 14, the actuarial losses primarily reflect the impact of assumption changes on the other schemes' liabilities and the movement in the amount of surplus recognised in PSPS as described above.
(iv) The adjustments for investments in Prudential insurance policies are consolidation adjustments with no impact to operating results.
(v) The amounts for actuarial and other gains and losses presented within the condensed consolidated statement of comprehensive income comprise the following:

	2013 £m	2012 £m
	Half year	Half year	Full year

Actuarial and other gains and losses - economic basis:
Total (Pre-allocation to the PAC with-profits funds)
Gross of tax	(71)	213	150
Related tax	11	(29)	(18)
	(60)	184	132
Amount attributable to the PAC with-profits funds (with offsetting effect to movement in unallocated surplus):
Gross of tax	(39)	126	100
Related tax	3	(8)	(6)
	(36)	118	94

Shareholders' share of actuarial and other gains and losses (after allocation to PAC with-profits funds) - economic basistable above
Gross of tax	(32)	87	50
Related tax	8	(21)	(12)
	(24)	66	38
Consolidation adjustment for investments in Prudential insurance policies by a Group pension scheme:
Gross of tax	4	(1)	(5)
Related tax	(1)	-	1
	3	(1)	(4)
Shareholders' share of actuarial and other gains and losses, net of related tax - IAS 19 basis (as recognised in other comprehensive income)	(21)	65	34
(b) Underlying investments and liabilities of the schemes

       On the 'economic basis', after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the plan's net assets at 30 June comprise the following investments and liabilities:

	2013 £m	2012* £m
	30 Jun	30 Jun	31 Dec
Equities	409	512	364
Bonds	5,696	5,852	5,858
Properties	339	327	330
Other assets	506	485	645
Total value of assets	6,950	7,176	7,197
Present value of benefit obligations	(6,056)	(5,751)	(6,059)
	894	1,425	1,138
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(821)	(1,247)	(1,010)
Adjust for additional funding for PSPS	-	(2)	-
Pre-tax surplus	73	176	128

iii   Sensitivity of the pension scheme liabilities to key variables

The total underlying Group pension scheme liabilities of £6,056 million (30 June 2012: £5,751 million; 31 December 2012: £6,059 million) comprise £5,158 million (30 June 2012: £5,007 million; 31 December 2012: £5,226 million) for PSPS and £898 million (30 June 2012: £744 million; 31 December 2012: £833 million) for the other schemes. The table below shows the sensitivity of the underlying PSPS and the other scheme liabilities at 30 June 2013, 30 June 2012 and 31 December 2012 to changes in discount rate, inflation rates and mortality rates.

	Assumption applied			Sensitivity change in assumption	Impact of sensitivity on scheme liabilities on IAS 19 basis
	2013	2012				2013	2012
	Half year	Half year	Full year			Half year	Half year	Full year

Discount rate	4.6%	4.6%	4.4%	Decrease by 0.2%	Increase in scheme liabilities by:
					PSPS	3.4%	3.0%	3.3%
					Other schemes	5.0%	4.8%	4.9%
Discount rate	4.6%	4.6%	4.4%	Increase by 0.2%	Decrease in scheme liabilities by:
					PSPS	3.2%	2.9%	3.1%
					Other schemes	4.7%	4.5%	4.6%
Rate of inflation	RPI: 3.2%	RPI: 2.6%	RPI: 2.7%	RPI: Decrease by 0.2%	Decrease in scheme liabilities by:
	CPI: 2.2%	CPI: 1.6%	CPI: 2.0%	CPI: Decrease by 0.2%	PSPS	0.7%	1.5%	0.6%
				with consequent reduction in salary increases	Other schemes	4.3%	4.3%	4.3%

Mortality rate				Increase life expectancy by 1 year	Increase in scheme liabilities by:
					PSPS	2.6%	2.7%	2.6%
					Other schemes	2.5%	2.3%	2.4%

The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to the impact on shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes as other comprehensive income.

V Policyholder liabilities

Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

	£m
	Insurance operations
Half year 2013 movements	UK	US	Asia	Total
Comprising:
- Policyholder liabilities on the condensed consolidated statement of financial position*	133,912	92,261	31,501	257,674
- Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	10,526	-	63	10,589
- Group's share of policyholder liabilities of joint ventures†	-	-	3,100	3,100
At 1 January 2013	144,438	92,261	34,664	271,363
Premiums	3,880	8,208	3,266	15,354
Surrenders	(2,315)	(2,420)	(1,652)	(6,387)
Maturities/Deaths	(3,883)	(620)	(430)	(4,933)
Net flows	(2,318)	5,168	1,184	4,034
Shareholders' transfers post tax	(102)	-	(18)	(120)
Investment-related items and other movements	2,411	2,038	5	4,454
Foreign exchange translation differences	211	6,748	1,292	8,251
Reclassification of Japan Life business as held for sale	-	-	(970)	(970)
Acquisition of Thanachart Life	-	-	487	487
At 30 June 2013	144,640	106,215	36,644	287,499
Comprising:
- Policyholder liabilities on the condensed consolidated statement of financial position	133,290	106,215	33,223	272,728
- Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	11,350	-	84	11,434
- Group's share of policyholder liabilities of joint ventures†	-	-	3,337	3,337

Half year 2012 movements*
Comprising:
- Policyholder liabilities on the condensed consolidated statement of financial position*	127,024	69,189	28,110	224,323
- Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	9,165	-	50	9,215
- Group's share of policyholder liabilities of joint ventures†	-	-	2,752	2,752
At 1 January 2012	136,189	69,189	30,912	236,290
Premiums	4,062	7,303	2,641	14,006
Surrenders	(2,378)	(2,083)	(1,252)	(5,713)
Maturities/Deaths	(3,819)	(451)	(294)	(4,564)
Net flows	(2,135)	4,769	1,095	3,729
Shareholders' transfers post tax	(110)	-	(15)	(125)
Investment-related items and other movements	4,276	1,906	1,055	7,237
Foreign exchange translation differences	(83)	(600)	(227)	(910)
At 30 June 2012	138,137	75,264	32,820	246,221
Comprising:
- Policyholder liabilities on the condensed consolidated statement of financial position*	128,387	75,264	29,856	233,507
- Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	9,750	-	52	9,802
- Group's share of policyholder liabilities of joint ventures†	-	-	2,912	2,912
Average policyholder liability balances**
Half year 2013	133,601	99,238	35,993	268,832
Half year 2012	127,705	72,227	31,815	231,747

* The 2012 comparative results in the consolidated statement of financial position have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

** Averages have been based on opening and closing balances and adjusted for acquisitions and disposals in the period and exclude unallocated surplus of with-profits funds and adjusted for corporate transactions in the period.

† The Group's investment in joint ventures are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the joint venture life business in China, India and of the Takaful business in Malaysia.

The items above represent the amount attributable to changes in policyholder liabilities and unallocated surplus of with-profits funds as a result of each of the components listed. The policyholder liabilities shown include investment contracts without discretionary participation features (as defined in IFRS 4) and their full movement in the year. The items above are shown gross of reinsurance.

The analysis includes the impact of premiums, claims and investment movements on policyholders' liabilities. The impact does not represent premiums, claims and investment movements as reported in the income statement. For example, the premiums shown above will exclude any deductions for fees/charges and claims represent the policyholder liabilities provision released rather than the claim amount paid to the policyholder.

UK insurance operations
A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

	£m
		Other shareholder-backed funds and subsidiaries
Half year 2013 movements	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
Comprising:
- Policyholder liabilities	84,407	22,197	27,308	133,912
- Unallocated surplus of with-profits funds	10,526	-	-	10,526
At 1 January 2013	94,933	22,197	27,308	144,438
Premiums	1,790	1,428	662	3,880
Surrenders	(1,063)	(1,227)	(25)	(2,315)
Maturities/Deaths	(2,709)	(326)	(848)	(3,883)
Net flows note (a)	(1,982)	(125)	(211)	(2,318)
Shareholders' transfers post tax	(102)	-	-	(102)
Switches	(104)	104	-	-
Investment-related items and other movements note (b)	1,614	1,067	(270)	2,411
Foreign exchange translation differences	211	-	-	211
At 30 June 2013	94,570	23,243	26,827	144,640
Comprising:
- Policyholder liabilities	83,220	23,243	26,827	133,290
- Unallocated surplus of with-profits funds	11,350	-	-	11,350

Half year 2012 movements
Comprising:
- Policyholder liabilities	80,976	21,281	24,767	127,024
- Unallocated surplus of with-profits funds	9,165	-	-	9,165
At 1 January 2012	90,141	21,281	24,767	136,189
Premiums	2,044	1,064	954	4,062
Surrenders	(1,071)	(1,247)	(60)	(2,378)
Maturities/Deaths	(2,649)	(314)	(856)	(3,819)
Net flows note (a)	(1,676)	(497)	38	(2,135)
Shareholders' transfers post tax	(110)	-	-	(110)
Switches	(131)	131	-	-
Investment-related items and other movements note (b)	2,900	343	1,033	4,276
Foreign exchange translation differences	(83)	-	-	(83)
At 30 June 2012	91,041	21,258	25,838	138,137
Comprising:
- Policyholder liabilities	81,291	21,258	25,838	128,387
- Unallocated surplus of with-profits funds	9,750	-	-	9,750
Average policyholder liability balances*
Half year 2013	83,814	22,720	27,067	133,601
Half year 2012	81,134	21,269	25,302	127,705

*Averages have been based on opening and closing balances and exclude the unallocated surplus of the with-profits funds.
Notes

(a) Net outflows increased from £2,135 million in the first half of 2012 to £2,318 million for the same period in 2013, driven by an increase in the net outflows of the with-profits business reflecting lower sales of with-profits bonds in the period. The levels of inflows/outflows for unit-linked business is driven by corporate pension schemes with transfers in or out from one or two schemes influencing the level of flows in the year. Excluding these transactions, the net flow in the unit-linked business for the first half of 2013 is broadly consistent to the same period in 2012.

(b) Investment-related items and other movements of £2,411 million across fund types reflected the strong growth in the equity market in the first half of 2013, partly offset by the impact on liabilities of rising long-term bond yields.

US insurance operations	£m
Half year 2013 movements	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
At 1 January 2013	49,298	42,963	92,261
Premiums	5,665	2,543	8,208
Surrenders	(1,352)	(1,068)	(2,420)
Maturities/Deaths	(259)	(361)	(620)
Net flows note (b)	4,054	1,114	5,168
Transfers from general to separate account	715	(715)	-
Investment-related items and other movements note (c)	2,323	(285)	2,038
Foreign exchange translation differences note (a)	3,664	3,084	6,748
At 30 June 2013	60,054	46,161	106,215

Half year 2012 movements
At 1 January 2012	37,833	31,356	69,189
Premiums	5,060	2,243	7,303
Surrenders	(1,024)	(1,059)	(2,083)
Maturities/Deaths	(194)	(257)	(451)
Net flows note (b)	3,842	927	4,769
Transfers from general to separate account	708	(708)	-
Investment-related items and other movements note (c)	1,557	349	1,906
Foreign exchange translation differences	(315)	(285)	(600)
At 30 June 2012	43,625	31,639	75,264
Average policyholder liability balances*
Half year 2013	54,676	44,562	99,238
Half year 2012	40,729	31,498	72,227
*Averages have been based on opening and closing balances.
Notes

(a)    Movements in the period have been translated at an average rate of $1.54/£1.00 (30 June 2012: $1.58/£1.00). The closing balance has been translated at closing rate of $1.52/£1.00 (30 June 2012: $1.57/£1.00; 31 December 2012:
        $1.63/£1.00). Differences upon retranslation are included in foreign exchange translation differences.

(b) Net flows in the first half of 2013 were £5,168 million compared with £4,769 million in the first half of 2012, driven largely by increased new business volumes in the US business.

(c)   The £2,323 million of investment-related items and other movements for variable annuity separate account liabilities for the first six months in 2013 reflects the increase in US equity market and partly offset by the reduction in bond values during the period. Fixed annuity, GIC and other business investment and other movements primarily reflects interest credited to the policyholder account in the period net of falls in technical provisions held for the guarantees issued with variable annuity business.

Asia insurance operations

	£m
Half year 2013 movements	With-profits business	Unit-linked liabilities	Other	Total
Comprising:
- Policyholder liabilities on the condensed consolidated statement of financial position*	13,388	11,969	6,144	31,501
- Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	63	-	-	63
- Group's share of policyholder liabilities of joint ventures†	-	2,059	1,041	3,100
At 1 January 2013	13,451	14,028	7,185	34,664
Premiums:
New business	144	883	334	1,361
In-force	743	664	498	1,905
	887	1,547	832	3,266
Surrendersnote (c)	(458)	(1,043)	(151)	(1,652)
Maturities/Deathsnote (c)	(284)	(22)	(124)	(430)
Net flows note (b)	145	482	557	1,184
Shareholders' transfers post tax	(18)	-	-	(18)
Investment-related items and other movements note (d)	(544)	341	208	5
Reclassification of Japan business held for salenote (f)	-	(377)	(593)	(970)
Acquisition of Thanachart Lifenote (e)	-	-	487	487
Foreign exchange translation differences note (a)	707	370	215	1,292
At 30 June 2013	13,741	14,844	8,059	36,644
Comprising:
- Policyholder liabilities on the condensed consolidated statement of financial position*	13,657	12,783	6,783	33,223
- Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	84	-	-	84
- Group's share of policyholder liabilities of joint ventures†	-	2,061	1,276	3,337

Half year 2012 movements*
Comprising:
- Policyholder liabilities on the condensed consolidated statement of financial position*	12,593	10,101	5,416	28,110
- Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	50	-	-	50
- Group's share of policyholder liabilities of joint ventures†	-	1,914	838	2,752
At 1 January 2012	12,643	12,015	6,254	30,912
Premiums:
New business	110	638	297	1,045
In-force	593	617	386	1,596
	703	1,255	683	2,641
Surrendersnote (c)	(303)	(819)	(130)	(1,252)
Maturities/Deaths	(196)	(16)	(82)	(294)
Net flows	204	420	471	1,095
Shareholders' transfers post tax	(15)	-	-	(15)
Investment-related items and other movements	558	325	172	1,055
Foreign exchange translation differencesnote (a)	6	(167)	(66)	(227)
At 30 June 2012	13,396	12,593	6,831	32,820
Comprising:
- Policyholder liabilities on the condensed consolidated statement of financial position*	13,344	10,643	5,869	29,856
- Unallocated surplus of with-profits funds on the condensed consolidated statement of financial position	52	-	-	52
- Group's share of policyholder liabilities of joint ventures†	-	1,950	962	2,912
Average policyholder liability balances**
Half year 2013	13,522	14,625	7,846	35,993
Half year 2012	12,969	12,304	6,542	31,815

*    The 2012 comparative results in the consolidated statement of financial position have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

** Averages have been based on opening and closing balances and exclude unallocated surplus of the with-profits funds, and adjusted for corporate transactions in the period.

†      The Group's investment in joint ventures are accounted for on an equity method and the Group's share of the policyholder liabilities as shown above relate to the joint venture life businesses in China, India and of the Takaful business in Malaysia.

Notes

(a)    Movements in the period have been translated at the average exchange rate for the six months ended 30 June 2013. The closing balance has been translated at the closing spot rates as at 30 June 2013. Differences upon retranslation are included in foreign exchange translation differences.

(b)    Net flows have increased to £1,184 million in the first half of 2013 reflecting increased premium flows from new business and growth in the in-force books offset by higher surrenders and maturities in the with-profits business.

(c)    The surrenders for shareholder-backed business in the first half of 2013, are broadly consistent with the equivalent period in 2012 once allowance is made for the movements in investment markets and foreign exchange. For with-
         profits business, surrenders, maturities and deaths have increased from £499 million in half year 2012 to £742 million in half year 2013, primarily as a result of an increased number of policies within Hong Kong and Singapore reaching their five year anniversary and maturity, the point at which some product features trigger.

(d)    Investment-related items and other movements for with-profits business for the first six months of 2013 principally represents unrealised losses on bonds, following the rise in long-term bond yields within the with-profits funds.
        This has been partly offset by gains in the unit-linked funds from the improvement in equity markets in the period.

(e) The acquisition of Thanachart Life reflects the liabilities acquired at the date of acquisition.
(f) The liabilities of the Japanese life operation at 30 June 2013 have been removed from policyholder liabilities following its reclassification as held for sale at that date.
W Share capital, share premium and own shares

	Number of ordinary shares	Share capital £m	Share premium £m
Issued shares of 5p each fully paid:
At 1 January 2012	2,548,039,330	127	1,873
Shares issued under share option schemes	8,209,568	-	14
At 30 June 2012	2,556,248,898	127	1,887

At 1 January 2012	2,548,039,330	127	1,873
Shares issued under share option schemes	9,203,022	1	16
At 31 December 2012	2,557,242,352	128	1,889

Issued shares of 5p each fully paid:
At 1 January 2013	2,557,242,352	128	1,889
Shares issued under share option schemes	2,036,258	-	1
At 30 June 2013	2,559,278,610	128	1,890

Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

At 30 June 2013, there were options outstanding under Save As You Earn schemes to subscribe for shares as follows:

		Share price range
	Number of shares to subscribe for	from	to	Exercisable by year
30 June 2013	9,014,837	288p	629p	2018
30 June 2012	8,181,704	288p	572p	2017
31 December 2012	9,396,810	288p	629p	2018

Transactions by Prudential plc and its subsidiaries in Prudential plc shares
The Group buys and sells Prudential plc (own shares) either in relation to its share schemes or via transactions undertaken by authorised investment funds that the Group is deemed to control. Further information about these transactions is set out below.

The cost of own shares of £71 million as at 30 June 2013 (30 June 2012: £101 million; 31 December 2012: £97 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At 30 June 2013, 4.2 million (30 June 2012: 6.5 million; 31 December 2012: 8.0 million) Prudential plc shares with a market value of £45 million (30 June 2012: £49 million; 31 December 2012: £69 million) were held in such trusts all of which are for employee incentive plans.

In half year 2013, the Company purchased the following number of shares in respect of employee incentive plans.

	Number of shares purchased*	Cost
	(in millions)	£m
Half year 2013	2.9	31.4
Half year 2012	5.8	44.2
Full year 2012	9.4	76.1

*The maximum number of shares held during half year 2013 was 8.0 million which was at the beginning of the period.

None of the shares were held by a qualifying employee share ownership trust at 30 June 2013 (30 June 2012: 0.1 million; 31 December 2012: none). The shares held by the trust at 30 June 2012 were subsequently fully distributed on maturity of savings-related share option schemes.

The Group has consolidated a number of authorised investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at 30 June 2013 was 4.2 million (30 June 2012: 8.3 million; 31 December 2012: 4.5 million) and the cost of acquiring these shares of £26 million (30 June 2012: £50 million; 31 December 2012: £27 million) is included in the cost of own shares. The market value of these shares as at 30 June 2013 was £46 million (30 June 2012: £56 million; 31 December 2012: £39 million).

During half year 2013 these funds made net disposals of 268,411 Prudential shares (30 June 2012: 357,340; 31 December 2012: 4,143,340) for a net decrease of £1.6 million to book cost (30 June 2012: net decrease of £2.6 million; 31 December 2012: net decrease of £25.1 million).

All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

Other than set out above the Group did not purchase, sell or redeem any Prudential plc listed securities during half year 2013 or 2012.

X Business acquisitions
(a) Acquisition of Thanachart Life Assurance Company Limited and bancassurance partnership agreement with Thanachart Bank
On 3 May 2013, the agreement Prudential plc, through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand), entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company Limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time, Prudential Thailand completed the acquisition of 100 per cent of the voting interest in Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank. This transaction builds on Prudential's strategy of focusing on the highly attractive markets of South-east Asia and is in line with the Group's multichannel distribution strategy.

The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. Included in the total consideration of THB 18.981 billion (£412 million) was the cost of the distribution rights associated with the exclusive 15-year bancassurance partnership agreement with Thanachart Bank.

The purchase consideration paid was equivalent to the fair value of the acquired assets and liabilities assumed. No goodwill has been recognised.

In addition to the purchase consideration, the Group incurred £4 million of acquisition related costs, of which £3 million was recognised as an expense in the consolidated income statement in the second half of 2012 and the remaining £1 million recognised in half year 2013.

Assets acquired and liabilities assumed at the date of acquisition
The fair value of the acquired assets and liabilities are shown in the table below.

Fair value recognised at acquisition date £m
Assets
Acquired value of in-force business	21
Investments (principally debt securities)	642
Cash and cash equivalents	4
Other assets (including distribution rights)	293
Total assets	960

Liabilities
Insurance contract liabilities	487
Other non-insurance liabilities	61
Total liabilities	548
Net assets acquired and liabilities assumed	412

Purchase consideration (including £32 million of deferred consideration)	412

Insurance contract liabilities were valued consistent with Prudential's existing IFRS valuation basis for the Thailand Life business, determined in accordance with methods prescribed by local GAAP adjusted to comply, where necessary, with UK GAAP. In accordance with IFRS 3 'Business Combinations', an acquired value of in-force business has been recognised.

Included within the identifiable assets as shown above are loans and other debtors acquired with fair values of £6 million. These values represent the gross contractual amounts all of which are expected to be collected.
The condensed consolidatedstatement of cash flows contains a £376 million net cash outflow in respect of the acquisition of Thanachart Life and the cost of the distribution rights representing cash consideration paid of £380 million less cash and cash equivalents acquired of £4 million.

Impact of the acquisition on the results of the Group

	Actual £m	Proforma £m
	Post acquisition period from 3 May to 30 June 2013	Estimated Half year 2013
		note (i)
Revenue	15	102

Operating profit based on longer-term investment returns	6	18
Short-term fluctuations in investment returns	(1)	(1)
Amortisation of acquisition accounting adjustmentsnote (ii)	(1)	(2)
Profit before tax	4	15

Notes

(i) The proforma shows the estimation of the Thanachart Life business' contribution to the Group's consolidated revenue and profit before tax for the period if the acquisition had occurred on 1 January 2013. In determining these amounts, it has been assumed that the fair value adjustments which arose on the date of acquisition would have been the same as if the acquisition had occurred on 1 January 2013. These amounts have been determined using actual results for the four month period to 2 May 2013 and the post-acquisition results from 3 May to 30 June 2013.

(ii) The amortisation of acquisition accounting adjustments represents the amortisation of the acquired value of in-force business.
(b) Acquisition of Reassure America Life Insurance Company in 2012
On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). REALIC is a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not and does not write new business.

The purchase consideration, which remains subject to final agreement under the terms of the transaction with Swiss Re, is £370 million (US$587 million). At the date these condensed financial statements were approved the fair value of the identifiable acquired assets and liabilities and the consideration were subject to finalisation. In accordance with accounting guidance for business combinations, the Company will continue to review the balance sheet and record required adjustments, for up to a twelve month period following the acquisition close date, in order to reflect updated information. Any measurement period adjustments determined to be material will be applied retrospectively to the acquisition date in the Company's consolidated financial statements and depending on the nature of the adjustment, the Company's results subsequent to the acquisition period could be affected.

The condensed consolidatedstatement of cash flows contained a £224 million net cash outflow in full year 2012 in respect of this acquisition representing cash consideration of £371 million less cash and cash equivalents acquired of £147 million.

Y Joint ventures and associates
Joint ventures represent arrangements where control through contractual agreement with one or more parties which have rights to the net assets of the arrangements. As a consequence of adoption of IFRS 11 'Joint Arrangements' from 1 January 2013, the Group's joint ventures are accounted for using the equity method.

The Group has shareholder-backed joint venture insurance and asset management business in China with CITIC Group, and in India with ICICI Bank. In addition, there is an asset management joint venture in Hong Kong with BOCI and a Takaful general and life insurance joint venture in Malaysia.

The Group has two associates in respect of PruHealth and PPM South Africa throughout the periods reported that are also accounted for under the equity method.

For these operations the net of tax results are reflected in the Group's profit before tax.

Further, the Group has various joint ventures relating to property investments held by the PAC with-profits fund. The results of these joint ventures are reflected in the movement in the unallocated surplus of the PAC with-profits funds and therefore do not effect shareholders' results.

The Group's share of the profits from its equity accounted joint ventures and associates, net of related tax, as shown in the condensed consolidated income statement comprises the following:

	2013 £m	2012 £m
	Half year	Half year	Full year
Shareholder-backed business	59	57	108
PAC with-profits fund (prior to offsetting effect in movement in unallocated surplus)	15	5	27
Total	74	62	135

In addition to the above, the Group has associates that are carried at fair value through profit and loss, as allowed under IAS 28, that comprise investment in Open-Ended Investment Companies, unit trusts, funds holding collateralised debt obligations, property unit trusts and venture capital investments of the PAC with-profits fund where the Group has significant influence.

Z Related party transactions
There were no transactions with related parties during the six months ended 30 June 2013 which have had a material effect on the results or financial position of the Group.

The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended 31 December 2012.

Further, following the adoption of IFRS 11 in 2013 as described in note B, the Group's investment in joint ventures are now accounted for on a single line equity method. Previously, the assets and liabilities of these joint ventures were proportionately consolidated by the group with any of their transactions with other group companies eliminated on consolidation. There are no material transactions between these joint ventures and other group companies.
AA Contingencies and related obligations
The Group is involved in various litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

There have been no material changes to the Group's contingencies and related obligations in the six month period ended 30 June 2013.

AB Post balance sheet events
Interim dividend
The 2013 interim dividend approved by the Board of Directors after 30 June 2013 is as described in note J.

Japan Life business: held for sale classification at 30 June and post balance sheet agreement to sell
As at 30 June 2013, a sale of the Group's closed book life insurance business in Japan, PCA Life Insurance Company Limited, was highly probable. Accordingly this business has been classified as held for sale in the half year 2013 condensed consolidated financial statements in accordance with IFRS 5, 'Non-current assets held for sale and discontinued operations'. Consistent with its classification as held for sale, the IFRS carrying value of the Japan Life business has been set to £53 million at 30 June 2013, representing the estimated proceeds, net of related expenses. This has resulted in a charge as for 'Remeasurement of Japan Life business classified as held for sale' of £(135) million in the income statement.

In order to facilitate comparisons of the Group's retained businesses, the supplementary analysis of profit of the Group as shown in note C has been adjusted to show separately the results for the Japan Life business. Accordingly, the comparative results for half year and full year 2012 have been retrospectively adjusted. For half year 2013 the result for the period, including short-term fluctuations in investment returns, together with the adjustment to the carrying value have given rise to an aggregate loss of £(124) million (half year 2012: £14 million; full year 2012: £17 million). This comprises:

	2013 £m	2012 £m
	Half year	Half year	Full year
Remeasurement of carrying value on classification as held for sale	(135)	-	-
Amounts previously classified within:
- Operating profit based on longer-term investment returns	5	-	(2)
- Short-term fluctuations in investment returns	6	14	19
(Loss) profit attaching to held for sale Japan Life business	(124)	14	17
Related tax charge	-	-	-

The assets and liabilities of the Japan Life business classified as held for sale on the statement of financial position as at 30 June 2013 are as follows:

2013 £m
30 Jun
Assets
Investments	1,095
Other assets	119
1,214
Adjustment for remeasurement of the carrying value to fair value less costs to sell	(135)
Assets held for sale	1,079

Liabilities
Policyholder liabilities	970
Other liabilities	56
Liabilities held for sale	1,026

Net assets	53

On 16 July 2013 the Group reached an agreement to sell this business to SBI Holdings Inc. for US$85 million (£56 million at 30 June 2013 closing exchange rate). Completion of the transaction is dependent on regulatory approval.
AC Additional information on the effect of adoption of new and amended accounting standards
The new and amended accounting standards adopted by the Group in 2013 are explained in note B. The tables below show the quantitative effect of the adoption of these new and amended standards on the Group primary financial statements and supplementary analysis of profit.

(a)   The aggregate effect of the adoption of the standards on the income statement, earnings per share, statement of comprehensive income, statement of changes in equity, statement of financial position and cash flow statement is shown in the tables below:

Condensed consolidated income statement

	Half year 2013 £m
	Under previous accounting requirements	Effect of IFRS changes			As reported after IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Total revenue, net of reinsurance	23,070	65	(744)	-	22,391
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(18,629)	-	522	(36)	(18,143)
Acquisition costs and other expenditure	(3,605)	(65)	136	67	(3,467)
Remeasurement of Japan Life business classified as held for sale	(135)	-	-	-	(135)
Share of profit from joint ventures and associates, net of related tax*	-	-	74	-	74
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	701	-	(12)	31	720
Less tax charge attributable to policyholders' returns	(213)	-	2	(3)	(214)
Profit before tax attributable to shareholders	488	-	(10)	28	506
Total tax charge attributable to policyholders and shareholders	(357)	-	12	(10)	(355)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	213	-	(2)	3	214
Tax charge attributable to shareholders' returns	(144)	-	10	(7)	(141)
Profit for the period attributable to equity holders of the Company	344	-	-	21	365

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	13.5p	-	-	0.8p	14.3p
Diluted	13.5p	-	-	0.8p	14.3p

	Half year 2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Total revenue, net of reinsurance	23,881	38	(557)	-	23,362
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(19,850)	-	389	118	(19,343)
Acquisition costs and other expenditure	(2,732)	(38)	97	(212)	(2,885)
Share of profit from joint ventures and associates, net of related tax*	-	-	62	-	62
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	1,299	-	(9)	(94)	1,196
Less tax charge attributable to policyholders' returns	(40)	-	2	8	(30)
Profit before tax attributable to shareholders	1,259	-	(7)	(86)	1,166
Total tax charge attributable to policyholders and shareholders	(347)	-	9	29	(309)
Adjustment to remove tax charge attributable to policyholders' returns	40	-	(2)	(8)	30
Tax charge attributable to shareholders' returns	(307)	-	7	21	(279)
Profit for the period attributable to equity holders of the Company	952	-	-	(65)	887

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	37.5p	-	-	(2.5)p	35.0p
Diluted	37.5p	-	-	(2.6)p	34.9p

	Full year 2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Total revenue, net of reinsurance	55,476	52	(1,090)	-	54,438
Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(45,953)	-	715	94	(45,144)
Acquisition costs and other expenditure	(6,335)	(52)	220	(145)	(6,312)
Share of profit from joint ventures and associates, net of related tax*	-	-	135	-	135
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	3,188	-	(20)	(51)	3,117
Less tax charge attributable to policyholders' returns	(378)	-	2	6	(370)
Profit before tax attributable to shareholders	2,810	-	(18)	(45)	2,747
Total tax charge attributable to policyholders and shareholders	(991)	-	20	17	(954)
Adjustment to remove tax charge (credit) attributable to policyholders' returns	378	-	(2)	(6)	370
Tax charge attributable to shareholders' returns	(613)	-	18	11	(584)
Profit for the year attributable to equity holders of the Company	2,197	-	-	(34)	2,163

Earnings per share (in pence)
Based on profit attributable to the equity holders of the Company:
Basic	86.5p	-	-	(1.4)p	85.1p
Diluted	86.4p	-	-	(1.4)p	85.0p

*The effect of change from IFRS 11 in the table above includes the reclassification of the Group's share of profit from its investments in associates into the Share of profit from joint ventures and associates, net of related tax line. These investments were already on the equity method accounting prior to 2013 but their results were previously included within the Investment return line.

Condensed consolidated statement of comprehensive income and statement of changes in equity

	Half year 2013 £m
	Under previous accounting requirements	Effect of IFRS changes			As reported after IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Profit for the period	344	-	-	21	365
Exchange movements on foreign operations and net investment hedges, net of related tax	232	-	-	-	232
Unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	(837)	-	-	-	(837)
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of related tax	-	-	-	(21)	(21)
Total comprehensive loss for the period	(261)	-	-	-	(261)

Net decrease in shareholders' equity	(734)	-	-	-	(734)
At beginning of period	10,359	-	-	-	10,359
At end of period	9,625	-	-	-	9,625

	Half year 2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Profit for the period	952	-	-	(65)	887
Exchange movements on foreign operations and net investment hedges, net of related tax	(54)	-	-	-	(54)
Unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	196	-	-	-	196
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of related tax	-	-	-	65	65
Total comprehensive income for the period	1,094	-	-	-	1,094

Net increase in shareholders' equity	728	-	-	-	728
At beginning of period	8,564	-	-	-	8,564
At end of period	9,292	-	-	-	9,292

	Full year 2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS11	IAS 19R

Profit for the year	2,197	-	-	(34)	2,163
Exchange movements on foreign operations and net investment hedges, net of related tax	(216)	-	-	-	(216)
Unrealised valuation on securities of US insurance operations classified as available-for-sale net of amortisation of deferred acquisition costs and related tax	387	-	-	-	387
Shareholders' share of actuarial gains and losses on defined benefit pension schemes, net of related tax	-	-	-	34	34
Total comprehensive income for the year	2,368	-	-	-	2,368

Net increase in shareholders' equity	1,795	-	-	-	1,795
At beginning of year	8,564	-	-	-	8,564
At end of year	10,359	-	-	-	10,359
Condensed consolidated statement of financial position

	30 Jun 2013 £m
	Under previous accounting requirements	Effect of IFRS changes			As reported after IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Assets
Intangible assets attributable to shareholders	7,101	-	(89)	-	7,012
Intangible assets attributable to with-profits funds	257	-	-	-	257
Reinsurers' share of insurance contract liabilities	7,211	-	(7)	-	7,204
Other non-investment and non-cash assets	8,843	10	(113)	-	8,740
Investments of long-term business and other operations:
Investment properties	10,936	-	(353)	-	10,583
Investments accounted for using the equity method	103	-	593	-	696
Financial investments:
Loans	12,411	830	(11)	-	13,230
Equity securities and portfolio holdings in unit trusts	113,124	571	(1,437)	-	112,258
Debt securities	139,629	152	(1,525)	-	138,256
Other investments	6,178	(3)	(35)	-	6,140
Deposits	13,998	(3)	(453)	-	13,542
Total other assets	8,269	(141)	(209)	-	7,919
Total assets	328,060	1,416	(3,639)	-	325,837

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	287,499	-	(3,337)	-	284,162
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,270	1,124	-	-	5,394
Total other liabilities	26,660	292	(302)	-	26,650
Total liabilities	318,429	1,416	(3,639)	-	316,206

Equity
Shareholders' equity	9,625	-	-	-	9,625
Non-controlling interests	6	-	-	-	6
Total equity	9,631	-	-	-	9,631
Total equity and liabilities	328,060	1,416	(3,639)	-	325,837

	30 Jun 2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Assets
Intangible assets attributable to shareholders	5,800	-	(96)	-	5,704
Intangible assets attributable to with-profits funds	262	-	-	-	262
Reinsurers' share of insurance contract liabilities	1,703	-	(5)	-	1,698
Other non-investment and non-cash assets	7,825	28	(125)	-	7,728
Investments of long-term business and other operations:
Investment properties	10,822	-	(290)	-	10,532
Investments accounted for using the equity method	112	-	475	-	587
Financial investments:
Loans	9,981	830	(11)	-	10,800
Equity securities and portfolio holdings in unit trusts	90,542	(45)	(1,399)	-	89,098
Debt securities	128,269	149	(1,069)	-	127,349
Other investments	8,143	(280)	(35)	-	7,828
Deposits	12,429	(5)	(473)	-	11,951
Total other assets	6,737	(251)	(151)		6,335
Total assets	282,625	426	(3,179)	-	279,872

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	246,221	-	(2,912)	-	243,309
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,778	408	-	-	4,186
Total other liabilities	23,300	18	(267)	-	23,051
Total liabilities	273,299	426	(3,179)	-	270,546

Equity
Shareholders' equity	9,292	-	-	-	9,292
Non-controlling interests	34	-	-	-	34
Total equity	9,326	-	-	-	9,326
Total equity and liabilities	282,625	426	(3,179)	-	279,872

	31 Dec 2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R
Assets
Intangible assets attributable to shareholders	5,736	-	(90)	-	5,646
Intangible assets attributable to with-profits funds	256	-	-	-	256
Reinsurers' share of insurance contract liabilities	6,859	-	(5)	-	6,854
Other non-investment and non-cash assets	7,492	25	(113)	-	7,404
Investments of long-term business and other operations:
Investment properties	10,880	-	(326)	-	10,554
Investments accounted for using the equity method	113	-	522	-	635
Financial investments:
Loans	11,821	930	(8)	-	12,743
Equity securities and portfolio holdings in unit trusts	99,958	172	(1,504)	-	98,626
Debt securities	140,103	146	(1,342)	-	138,907
Other investments	7,900	(323)	(30)	-	7,547
Deposits	12,653	(3)	(402)	-	12,248
Total other assets	6,482	(121)	(137)		6,224
Total assets	310,253	826	(3,435)	-	307,644

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds	271,363	-	(3,100)	-	268,263
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	4,345	800	-	-	5,145
Total other liabilities	24,181	26	(335)	-	23,872
Total liabilities	299,889	826	(3,435)	-	297,280

Equity
Shareholders' equity	10,359	-	-	-	10,359
Non-controlling interests	5	-	-	-	5
Total equity	10,364	-	-	-	10,364
Total equity and liabilities	310,253	826	(3,435)	-	307,644
Condensed consolidated statement of cash flows

	30 Jun 2013 £m
	Under previous accounting requirements	Effect of IFRS changes			As reported after IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	701	-	(12)	31	720
Non-cash movements in operating assets and liabilities reflected in profit before tax and Other items	972	(141)	(197)	(31)	603
Net cash flows from operating activities	1,673	(141)	(209)	-	1,323
Cash flows from investing activities	(516)	-	-	-	(516)
Cash flows from financing activities	(254)	-	-	-	(254)
Net increase (decrease) in cash and cash equivalents	903	(141)	(209)	-	553
Cash and cash equivalents at beginning of period	6,126	-	-	-	6,126
Effect of exchange rate changes on cash and cash equivalents	161	-	-	-	161
Cash and cash equivalents at end of period	7,190	(141)	(209)	-	6,840

	30 Jun 2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	1,299	-	(9)	(94)	1,196
Non-cash movements in operating assets and liabilities reflected in profit before tax and Other items	(1,111)	60	61	94	(896)
Net cash flows from operating activities	188	60	52	-	300
Cash flows from investing activities	(85)	-	-	-	(85)
Cash flows from financing activities	(569)	-	-	-	(569)
Net (decrease) increase in cash and cash equivalents	(466)	60	52	-	(354)
Cash and cash equivalents at beginning of period	7,257	(310)	(206)	-	6,741
Effect of exchange rate changes on cash and cash equivalents	(54)	-	2	-	(52)
Cash and cash equivalents at end of period	6,737	(250)	(152)	-	6,335

	31 Dec 2012 £m
	As reported under previous accounting requirements	Effect of IFRS changes			After IFRS changes
		IFRS 10	IFRS 11	IAS 19R

Cash flows from operating activities
Profit before tax (being tax attributable to shareholders' and policyholders' returns)	3,188	-	(20)	(51)	3,117
Non-cash movements in operating assets and liabilities reflected in profit before tax and Other items	(2,742)	190	89	51	(2,412)
Net cash flows from operating activities	446	190	69	-	705
Cash flows from investing activities	(326)	-	-	-	(326)
Cash flows from financing activities	(892)	-	-	-	(892)
Net (decrease) increase in cash and cash equivalents	(772)	190	69	-	(513)
Cash and cash equivalents at beginning of year	7,257	(310)	(206)	-	6,741
Effect of exchange rate changes on cash and cash equivalents	(101)	-	(1)	-	(102)
Cash and cash equivalents at end of year	6,384	(120)	(138)	-	6,126
(b) The effect of the adoption of the new and amended accounting standards in 2013 on the Group's supplementary analysis of profit is shown in the table below.
Segment disclosure - profit before tax

	Half year 2013 £m
	Under previous accounting requirements	Effect of IFRS changes		As reported after IFRS changes
		IFRS 11	IAS 19R
Operating profit based on longer-term investment returns
Asia operations:
Asia insurance operations
Before reclassification of held for sale Japan Life business	482	(3)	-	479
Reclassification of Japan Life business	(5)	-	-	(5)
	477	(3)	-	474
Eastspring Investments	42	(4)	-	38
Other operations	903	-	-	903
Total	1,422	(7)	-	1,415
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	(742)	(3)	(4)	(749)
Reclassification of Japan Life business	(6)	-	-	(6)
	(748)	(3)	(4)	(755)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(32)	-	32	-
Amortisation of acquisition accounting adjustments	(30)	-	-	(30)
Loss attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term investment returns	5	-	-	5
Reclassification from short-term fluctuations in investment returns	6	-	-	6
Remeasurement of carrying value of Japan Life business classified as held for sale	(135)	-	-	(135)
	(124)	-	-	(124)
Profit before tax attributable to shareholders	488	(10)	28	506
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	42.2p	-	-	42.2p
Basic EPS based on total profit after tax and non-controlling interests	13.5p	-	0.8p	14.3p

	Half year 2012 £m
	Under previous accounting requirements	Effect of IFRS changes		After IFRS Changes
		IFRS 11	IAS 19R
Operating profit based on longer-term investment returns
Asia operations:
Asia insurance operations*	406	(3)	-	403
Eastspring Investments	34	(2)	-	32
Other operations	722	-	-	722
Total	1,162	(5)	-	1,157
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	(32)	(2)	1	(33)
Reclassification of Japan Life business	(14)	-	-	(14)
	(46)	(2)	1	(47)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	87	-	(87)	-
Gain on dilution of Group holdings	42	-	-	42
Profit attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term investment returns	-	-	-	-
Reclassification from short-term fluctuations in investment returns	14	-	-	14
	14	-	-	14
Profit before tax attributable to shareholders	1,259	(7)	(86)	1,166
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	34.6p	-	-	34.6p
Basic EPS based on total profit after tax and non-controlling interests	37.5p	-	(2.5)p	35.0p
* For the half year 2012, Japan Life business operating profit was £nil.

	Full year 2012 £m
	Under previous accounting requirements	Effect of IFRS changes		After IFRS changes
		IFRS 11	IAS 19R
Operating profit based on longer-term investment returns
Asia operations:
Asia insurance operations:
Before reclassification of held for sale Japan Life business	913	(9)	-	904
Reclassification of Japan Life business	2	-	-	2
	915	(9)	-	906
Eastspring Investments	75	(6)	-	69
Other operations	1,545	-	-	1,545
Total	2,535	(15)	-	2,520
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	204	(3)	5	206
Reclassification of Japan Life business	(19)	-	-	(19)
	185	(3)	5	187
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	50	-	(50)	-
Amortisation of acquisition accounting adjustments	(19)	-	-	(19)
Gain on dilution of Group holdings	42	-	-	42
Profit attaching to held for sale Japan Life business:
Reclassification from operating profit based on longer-term investment returns	(2)	-	-	(2)
Reclassification from short-term fluctuations in investment returns	19	-	-	19
	17	-	-	17
Profit before tax attributable to shareholders	2,810	(18)	(45)	2,747
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interests	76.9p	-	-	76.9p
Basic EPS based on total profit after tax and non-controlling interests	86.5p	-	(1.4)p	85.1p

Statement of directors' responsibilities

The directors are responsible for preparing the Half Year Financial Report in accordance with applicable law and regulations.

Accordingly, the directors confirm that to the best of their knowledge:
- the condensed consolidated financial statements have been prepared in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the European Union;
  - the Half Year Financial Report includes a fair review of information required by:

(a) DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the six months ended 30 June 2013, and their impact on the condensed consolidated financial statements, and a description of the principal risks and uncertainties for the remaining six months of the year; and

(b) DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place during the six months ended 30 June 2013 and that have materially affected the financial position or the performance of the Group during the period and changes in the related party transactions described in the Group's consolidated financial statements for the year ended 31 December 2012.

The directors of Prudential plc as at 12 August are as listed in the Group's 2012 Annual Report except for the retirement of Keki Dadiseth and the addition of Anthony Nightingale and Alice Schroeder in the first six months of 2013.

Independent Review Report to Prudential plc

Introduction
We have been engaged by the company to review the International Financial Reporting Standards (IFRS) basis financial information in the Half Year Financial Report for the six months ended 30 June 2013 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity, the Condensed Consolidated Statement of Financial Position, the Condensed Consolidated Statement of Cash Flows and the related explanatory notes.

We have also been engaged by the company to review the European Embedded Value (EEV) basis supplementary financial information for the six months ended 30 June 2013 which comprises the Operating Profit Based on Longer-Term Investment Returns, the Summary Consolidated Income Statement, the Movement in Shareholders' Equity, the Summary Statement of Financial Position and the related explanatory notes and Total Insurance and Investment Products New Business information.

We have read the other information contained in the Half Year Financial Report and considered whether it contains any apparent misstatements or material inconsistencies with the IFRS basis financial information or the EEV basis supplementary financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules ('the DTR') of the UK's Financial Conduct Authority ('the UK FCA') and also to provide a review conclusion to the company on the EEV basis supplementary financial information. Our review of the IFRS basis financial information has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. Our review of the EEV basis supplementary financial information has been undertaken so that we might state to the company those matters we have been engaged to state in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The Half Year Financial Report, including the IFRS basis financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Half Year Financial Report in accordance with the DTR of the UK FCA. The directors have accepted responsibility for preparing the EEV basis supplementary financial information in accordance with the European Embedded Value Principles issued in May 2004 by the European CFO Forum ('the EEV Principles') and for determining the methodology and assumptions used in the application of those principles.

The annual IFRS basis financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union ('EU'). The IFRS basis financial information included in this Half Year Financial Report has been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU.

The EEV basis supplementary financial information has been prepared in accordance with the EEV principles using the methodology and assumptions set out in notes 1 and 15 to the EEV basis supplementary financial information. The EEV basis supplementary financial information should be read in conjunction with the IFRS basis financial information.

Our responsibility
Our responsibility is to express to the company a conclusion on the IFRS basis financial information in the Half Year Financial Report and the EEV basis supplementary financial information based on our reviews, as set out in our engagement letter with you dated 11 June 2013.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the IFRS basis financial information in the Half Year Financial Report for the six months ended 30 June 2013 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FCA.

Based on our review, nothing has come to our attention that causes us to believe that the EEV basis supplementary financial information for the six months ended 30 June 2013 is not prepared, in all material respects, in accordance with the EEV Principles, using the methodology and assumptions set out in notes 1 and 15 to the EEV basis supplementary financial information.

Rees Aronson
For and on behalf of KPMG Audit Plc
Chartered Accountants
London
12 August 2013

Additional Financial Information* (IFRS)

1 Analysis of long-term insurance business pre-tax IFRS operating profit based on longer-term investment returns by driver

This schedule classifies the Group's pre-tax operating earnings from long-term insurance operations into the underlying drivers of those profits, using the following categories:

i Spread income represents the difference between net investment income (or premium income in the case of the UK annuities new business) and amounts credited to certain policyholder accounts. It excludes the operating investment return on shareholder net assets, which has been separately disclosed as expected return on shareholder assets.

ii Fee income represents profits driven by net investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses.

iii With-profits business represents the shareholders' transfer from the with-profits fund in the period.

iv Insurance margin primarily represents profits derived from the insurance risks of mortality, morbidity and persistency.

v Margin on revenues primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses.

vi Acquisition costs and administration expenses represent expenses incurred in the period attributable to shareholders. It excludes items such as restructuring costs and Solvency II costs which are not included in the segment profit for insurance as well as items that are more appropriately included in other source of earnings lines (eg investment expenses are netted against investment income as part of spread income or fee income as appropriate).

vii DAC adjustments comprises DAC amortisation for the period, excluding amounts related to short-term fluctuations, net of costs deferred in respect of new business.

Analysis of pre-tax IFRS operating profit by source

	Half year 2013 £m

	Asia
	On prior basis	Adjustments	Asia	US	UK	Unallocated	Total
		notes (ii), (iii)
Spread income	61	(5)	56	377	102		535
Fee income	80	-	80	554	33		667
With-profits	22	-	22	-	133		155
Insurance margin	307	(4)	303	262	48		613
Margin on revenues	785	(7)	778	-	80		858
Acquisition costs	(502)	-	(502)	(465)	(54)		(1,021)
Administration expenses	(306)	6	(300)	(323)	(59)		(682)
DAC adjustments	7	2	9	173	(7)		175
Expected return on shareholder assets	28	-	28	4	65		97
Long-term business operating profit	482	(8)	474	582	341	-	1,397
Asset management operating profit	42	(4)	38	34	225		297
GI commission					15		15
Other income and expenditure note (i)						(294)	(294)
Total operating profit based on longer-term investment returns	524	(12)	512	616	581	(294)	1,415

*The additional financial information is not covered by the KPMG independent review opinion.

	Half year 2012 £m

	Asia
	As previously reported	Adjustments	Asia	US	UK	Unallocated	Total
		notes (ii),(iii)
Spread income	55	(7)	48	349	132	-	529
Fee income	66	-	66	408	35	-	509
With-profits	18	-	18	-	146	-	164
Insurance margin	256	-	256	153	11	-	420
Margin on revenues	636	(8)	628	-	68	-	696
Expenses:
Acquisition costs	(428)	-	(428)	(480)	(64)	-	(972)
Administration expenses	(250)	7	(243)	(242)	(63)	-	(548)
DAC adjustments	33	5	38	219	(4)	-	253
Expected return on shareholder assets	20	-	20	35	75	-	130
Long-term business operating profit	406	(3)	403	442	336	-	1,181
Asset management operating profit	34	(2)	32	17	199	-	248
GI commission	-		-	-	17	-	17
Other income and expenditurenote (i)	-		-	-	-	(289)	(289)
Total operating profit based on longer-term investment returns	440	(5)	435	459	552	(289)	1,157

	Full year 2012 £m

	Asia
	As previously reported	Adjustments	Asia	US	UK	Unallocated	Total
		notes (ii),(iii)
Spread income	106	(13)	93	702	266	-	1,061
Fee income	141	-	141	875	61	-	1,077
With-profits	39	-	39	-	272	-	311
Insurance margin	594	(5)	589	399	39	-	1,027
Margin on revenues	1,453	(14)	1,439	-	216	-	1,655
Expenses:
Acquisition costs	(903)	-	(903)	(972)	(122)	-	(1,997)
Administration expenses	(583)	13	(570)	(537)	(128)	-	(1,235)
DAC adjustments	(28)	12	(16)	442	(8)	-	418
Expected return on shareholder assets	43	-	43	55	107	-	205
Gain on China Life (Taiwan) shares	51	-	51	-	-	-	51
Long-term business operating profit	913	(7)	906	964	703	-	2,573
Asset management operating profit	75	(6)	69	39	371	-	479
GI commission	-		-	-	33	-	33
Other income and expenditurenote (i)	-		-	-	-	(565)	(565)
Total operating profit based on longer-term investment returns	988	(13)	975	1,003	1,107	(565)	2,520

Note
(i) Including restructuring and Solvency II implementation costs.

(ii) The 2013 analysis excludes the results of the held for sale life insurance business of Japan. The 2012 comparative results have been presented on a consistent basis. The results of Japan Life business excluded were half year 2013: profit of £5 million, half year 2012: £nil and full year 2012: loss of £(2) million.

(iii) The Group has adopted new accounting standards on joint arrangements as described in note B. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures' operating profit by treating it as an administration expense. This contributed to an additional expense as follows:

- Long-term business - half year 2013: £3 million; half year 2012: £3 million and full year 2012: £9 million
- Asset management business - half year 2013: £4 million; half year 2012: £2 million and full year 2012: £6 million
  All other lines continue to include the Group's share of the relevant part of the joint ventures' pre-tax operating profit.

Margin analysis of long-term insurance business

The following analysis expresses certain of the Group's sources of operating profit as a margin of policyholder liabilities or other suitable driver. The margin is on an annualised basis in which half year profits are annualised by multiplying by two. Details of the Group's average policyholder liability balances are given in note (iii).

					Total
	Half year 2013 note (v)			Half year 2012 notes (iv),(v)			Full year 2012 notes (iv),(v)
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iii)	note (ii)		note (iii)	note (ii)		note (iii)	note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	535	65,424	164	529	60,320	175	1,061	61,432	173
Fee income	667	93,512	143	509	74,422	137	1,077	78,433	137
With-profits	155	97,336	32	164	94,103	35	311	95,681	33
Insurance margin	613			420			1,027
Margin on revenues	858			696			1,655
Expenses:
Acquisition costsnote (i)	(1,021)	2,162	(47)%	(972)	2,030	(48)%	(1,997)	4,195	(48)%
Administration expenses	(682)	166,130	(82)	(548)	134,742	(81)	(1,235)	142,205	(87)
DAC adjustments	175			253			418
Expected return on shareholder assets	97			130			205
Gain on China Life (Taiwan) shares							51
Operating profit	1,397			1,181			2,573
Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

(ii) Margin represents the operating return earned in the period as a proportion of the relevant class of policyholder liabilities excluding unallocated surplus. The margin is on an annualised basis in which half year profits are annualised by multiplying by two.

(iii) For UK and Asia, opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period. The calculation of average liabilities for Jackson is derived from month-end balances throughout the period as opposed to opening and closing balances only, and liabilities held in the general account for variable annuity living and death guaranteed benefits are excluded from the calculation of the average as no spread income is earned on these balances. In addition for REALIC (acquired in the second half of 2012), which are included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson. Average liabilities are adjusted for business acquisitions and disposals in the period.

(iv) The Group has adopted new accounting standards on joint arrangements as described in note B. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint ventures' operating profit by treating it as an administration expense. The impact of this change is explained in note (iii), to the 'Analysis of pre-tax IFRS operating profit by source' table on the previous page. All other lines continue to include the Group's share of the relevant part of the joint ventures' pre-tax operating profit.

(v) The 2013 analysis excludes the results of the held for sale life insurance business of Japan in both the individual profit and average liability amounts shown in the table above. The 2012 comparative results have been presented on a consistent basis.

					Asia
					note (iii)
	Half year 2013			Half year 2012			Full year 2012
				note (ii)			note (ii)
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (iv)			note (iv)			note (iv)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	56	7,220	155	48	5,753	167	93	5,978	155
Fee income	80	14,253	112	66	11,931	111	141	12,648	111
With-profits	22	13,522	33	18	12,969	28	39	12,990	30
Insurance margin	303			256			589
Margin on revenues	778			628			1,439
Expenses:
Acquisition costsnote (i)	(502)	1,010	(50)%	(428)	899	(48)%	(903)	1,897	(48)%
Administration expenses	(300)	21,473	(279)	(243)	17,684	(275)	(570)	18,626	(306)
DAC adjustments	9			38			(16)
Expected return on shareholder assets	28			20			43
Gain on China Life (Taiwan) shares							51
Operating profit	474			403			906
Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.

(ii) The Group has adopted new accounting standards on joint arrangements as described in note B. The only impact of the resulting change on the analysis above is to deduct the associated tax expense from the joint venture's operating profit by treating it as an administration expense. The impact of this change is explained in note (iii) to the 'Analysis of pre-tax IFRS operating profit by source' table earlier in this section. All other lines continue to include the Group's share of the relevant part of the joint venture's pre-tax operating profit.

(iii) The 2013 analysis excludes the results of the held for sale life insurance business of Japan in both the individual profit and the average liability amounts shown in the table above. The average shareholder-backed policyholder liabilities excluding Japan business at half year 2013 is £21,473 million (half year 2012: £17,684 million and full year 2012: £18,626 million). The corresponding amount including Japan business at half year 2013 is £22,471 (half year 2012: £18,846 million and full year 2012: £19,742 million). The 2012 comparative results have been presented on a consistent basis.

(iv) Opening and closing policyholder liabilities, adjusted for corporate transactions, have been used to derive an average balance for the period, as a proxy for average balances throughout the period.

Analysis of Asia operating profit drivers
• Spread income has increased from £48 million in half year 2012 to £56 million in half year 2013 predominantly reflecting the growth of the Asian non-linked policyholder liabilities.

• Fee income has increased from £66 million in half year 2012 to £80 million in half year 2013, broadly in line with the increase in movement in average unit-linked liabilities.

•    Insurance margin has increased by £47 million from £256 million in half year 2012 to £303 million in half year 2013 predominantly reflecting the continued growth of the in-force book, which contains a relatively high proportion of risk-based products and management action on claims controls and pricing. Insurance margin includes non-recurring items of £23 million (half year 2012: £30 million), reflecting items that are not expected to reoccur in the future.

•    Margin on revenues has increased by £150 million from £628 million in half year 2012 to £778 million in half year 2013 primarily reflecting the on-going growth in the size of the portfolio and higher premium income recognised in the period.

•    Acquisition costs have increased from £428 million in half year 2012 to £502 million in half year 2013, compared to the 12 per cent increase in sales, resulting in an increase in the acquisition cost ratio. The analysis above uses shareholder acquisition costs as a proportion of total APE. If with-profits sales were excluded from the denominator the acquisition cost ratio would become 67 per cent (half year 2012: 63 per cent and full year 2012: 63 per cent ) reflecting changes to product mix.

•    Administration expenses have increased from £243 million in half year 2012 to £300 million in half year 2013 as the business continues to expand. The administration expense ratio remains broadly in line with prior periods at 279 basis points (half year 2012: 275 basis points and full year 2012: 306 basis points).

					US
	Half year 2013			Half year 2012			Full year 2012
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (ii)			note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	377	31,137	242	349	29,265	238	702	29,416	239
Fee income	554	56,539	196	408	41,222	198	875	44,046	199
Insurance margin	262			153			399
Expenses
Acquisition costsnote (i)	(465)	797	(58)%	(480)	719	(67)%	(972)	1,462	(66)%
Administration expenses	(323)	94,870	(68)	(242)	70,487	(69)	(537)	75,802	(71)
DAC adjustments	173			219			442
Expected return on shareholder assets	4			35			55
Operating profit	582			442			964
Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE.

(ii) The calculation of average liabilities for Jackson is derived from month-end balances throughout the period as opposed to opening and closing balances only. Liabilities held in the general account for variable annuity living and death guaranteed benefits together with other amounts on which no spread income is earned (eg REALIC liabilities) are excluded from the calculation of the average. In addition for REALIC, which is included in the average liability to calculate the administration expense margin, the calculation excludes the liabilities reinsured to (and in essence retained by) Swiss Re immediately prior to the acquisition by Jackson.

Analysis of US operating profit drivers:

•     Spread income was £377 million in half year 2013, compared to £349 million in half year 2012. The reported spread margin increased to 242 basis points as a result of lower crediting rates, which have helped to maintain spread income levels on a stable asset base, partially offset by a decrease in yields earned in the period caused by the lower interest rate environment. In addition, spread income benefited from swap transactions previously entered into to more closely match the overall asset and liability duration. Excluding this effect, the spread margin would have been 183 basis points (half year 2012: 187 basis points and full year 2012: 186 basis points).

•     Fee income has increased by 36 per cent to £554 million in half year 2013, compared to £408 million in half year 2012, primarily due to higher average separate account balances due to positive net flows from variable annuity business and market appreciation. Fee income margin has remained broadly consistent with half year 2012 at 196 basis points (half year 2012: 198 basis points).

•     Insurance margin represents operating profits from insurance risks, including variable annuity guarantees and other sundry items. Positive net flows into variable annuity business with life contingent and other guarantee fees, coupled with the benefit in the period of repricing actions, have increased the insurance margin from £153 million in half year 2012 to £262 million in half year 2013. This includes a benefit of £83 million from REALIC, following its acquisition by Jackson in September 2012.

•     Acquisition costs,which are commissions and expenses incurred to acquire new business, including those that are not deferrable, have decreased by £15 million compared to half year 2012 due largely to the discontinuation of certain policy enhancement options on annuity business. As a percentage of APE, acquisition costs have decreased to 58 per cent for half year 2013, compared to 67 per cent in half year 2012. This is due to the discontinuation of contract enhancements mentioned above and the continued increase in producers selecting asset based commission which is treated as an administrative expense in this analysis, rather than front end commissions.

•     Administration expenses increased to £323 million during the first half of 2013 compared to £242 million in 2012, primarily as a result of the acquisition of REALIC and higher asset based commission paid on the larger 2013 separate account balance. Asset based commissions are paid upon policy anniversary dates and are treated as an administration expense in this analysis as opposed to a cost of acquisition and are offset by higher fee income. Excluding these trail commission amounts, the resulting administration expense ratio would be lower at 45 basis points (half year 2012: 47 basis points and full year 2012: 48 basis points), reflecting the benefits of operational leverage.

•     DAC adjustments decreased to £173 million in the first half of 2013 compared to £219 million in the first half of 2012 due to lower levels of current period acquisition costs being deferred (as discussed above) and higher DAC amortisation being incurred following higher gross profit in the period. Certain acquisition costs are not fully deferrable resulting in new business strain of £93 million for half year 2013 (half year 2012: £82 million and full year 2012: £174 million).

Analysis of pre-tax operating profit before and after acquisition costs and DAC adjustments

	Half year 2013 £m				Half year 2012 £m
		Acquisition costs				Acquisition costs
	Other operating profits	Incurred	Deferred	Total	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	874			874	703			703
Less new business strain		(465)	372	(93)		(480)	398	(82)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(219)	(219)			(204)	(204)
Decelerated			20	20			25	25
Total	874	(465)	173	582	703	(480)	219	442

	Full year 2012 £m
		Acquisition costs
	Other operating profits	Incurred	Deferred	Total
Total operating profit before acquisition costs and DAC adjustments	1,494			1,494
Less New business strain		(972)	798	(174)

Other DAC adjustments - amortisation of previously deferred acquisition costs:
Normal			(412)	(412)
Decelerated			56	56
Total	1,494	(972)	442	964

					UK
	Half year 2013			Half year 2012			Full year 2012
		Average			Average			Average
	Profit	Liability	Margin	Profit	Liability	Margin	Profit	Liability	Margin
		note (ii)			note (ii)			note (ii)
Long-term business	£m	£m	bps	£m	£m	bps	£m	£m	bps

Spread income	102	27,067	75	132	25,302	104	266	26,038	102
Fee income	33	22,720	29	35	21,269	33	61	21,739	28
With-profits	133	83,814	32	146	81,134	36	272	82,691	33
Insurance margin	48			11			39
Margin on revenues	80			68			216
Expenses:
Acquisition costsnote (i)	(54)	355	(15)%	(64)	412	(16)%	(122)	836	(15)%
Administration expenses	(59)	49,787	(24)	(63)	46,571	(27)	(128)	47,777	(27)
DAC adjustments	(7)			(4)			(8)
Expected return on shareholders' assets	65			75			107
Operating profit	341			336			703
Notes
(i) The ratio for acquisition costs is calculated as a percentage of APE including with-profits sales. Acquisition costs include only those relating to shareholder-backed business.
(ii) Opening and closing policyholder liabilities have been used to derive an average balance for the period, as a proxy for average balances throughout the period.
Analysis of UK operating profit drivers:

•    Spread income has reduced from £132 million in the first half of 2012 to £102 million in the same period in 2013. This is principally due to the non-recurrence of bulk annuity profits of £18 million experienced in the first half of 2012 and lower contribution to profits from sales of conventional annuities in the first half of 2013.

•    Fee income earned in the first six months of 2013 of £33 million (half year 2012: £35 million) is broadly consistent with that earned in the prior period. The margin at 29 basis points is in line with the margin recognised for full year 2012 of 28 basis points.

•    With-profits income has decreased from £146 million in half year 2012 to £133 million in half year 2013 principally due to a 50 basis points reduction in the annual bonus rate. This has contributed to the reduction in the with-profits margin from 36 basis points in half year 2012 to 32 basis points in half year 2013.

•    Insurance margin has increased from £11 million in the first half of 2012 to £48 million in the first half of 2013, reflecting a £27 million positive impact of undertaking a longevity swap on certain aspects of the UK's annuity back-book liabilities in the first half of 2013.

•    Margin on revenues represents premiums charges for expenses and other sundry net income received by the UK. Half year 2013 income was higher at £80 million (half year 2012: £68 million), with 2012 impacted by a lower level of sundry net income.

•   Acquisition costs as a percentage of new business sales have decreased from 16 per cent in the first half of 2012 to 15 per cent for 2013, partly reflecting lower commission payments from the implementation of the recommendations of the Retail Distribution Review.

  The ratio above expresses the percentage of shareholder acquisition costs as a percentage of total APE sales. It is therefore impacted by the level of with-profit sales in the period. Acquisition costs as a percentage of shareholder-backed new business sales were 34 per cent in half year 2013 (half year 2012: 33 per cent and full year 2012: 33 per cent).

• Administration expenses at £59 million are lower than at half year 2012 (half year 2012: £63 million) due to lower project spend in the period.
• Expected return on shareholder assets has decreased from £75 million in half year 2012 to £65 million in half year 2013 principally due to a reduction in investment yields achieved.

2 Asia operations - analysis of IFRS operating profit by territory

Operating profit based on longer-term investment returns for Asia operations are analysed as follows:

	2013 £m	2012* £m
	Half year	Half year	Full year
Underlying operating profit:
China	6	7	16
Hong Kong	51	47	88
India	26	26	50
Indonesia	137	123	260
Korea	8	8	16
Malaysia	73	60	118
Philippines	9	2	15
Singapore	104	93	206
Taiwan (bancassurance business)	4	1	18
Thailand	11	2	7
Vietnam	16	18	25
Other	-	2	(5)
Non-recurrent itemsnote (ii)	31	17	48
Operating profit before gain on sale of stake in China Life of Taiwan	476	406	862
Gain on sale of stake in China Life of Taiwannote (ii)	-	-	51
Total insurance operations note (i)	476	406	913
Development expenses	(2)	(3)	(7)
Total long-term business operating profit note (iii)	474	403	906
Eastspring Investments	38	32	69
Total Asia operations	512	435	975
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new and amended accounting standards described in note B.
Notes
(i) Analysis of operating profit between new and in-force business
      The result for insurance operations comprises amounts in respect of new business and business in force as follows:

	2013 £m	2012* £m
	Half year	Half year	Full year
New business strain†	(23)	(40)	(46)
Business in force	468	429	860
Non-recurrent items:note (ii)
Gain on sale of stake in China Life of Taiwan	-	-	51
Other non-recurrent items	31	17	48
Total	476	406	913

† The IFRS new business strain corresponds to approximately 2 per cent of new business APE premiums for 2013 (half year 2012: approximately 4 per cent; full year 2012: approximately 2 per cent). The improvement over the half year 2012 is driven by a shift in overall sales mix to lower strain products and countries.

     The strain reflects the aggregate of the pre-tax regulatory basis strain to net worth after IFRS adjustments for deferral of acquisition costs and deferred income where appropriate.
(ii) During the second half of 2012, the Group sold its 7.74 per cent stake in China Life (Taiwan) for £97 million, crystallising a gain of £51 million.
        Other non-recurrent items of £31 million in half year 2013 (half year 2012: £17 million; full year 2012: £48 million) represent a small number of items that are not anticipated to re-occur in subsequent periods.

(iii) To facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the held for sale Japan Life business are not included within the long-term business operating profit for Asia. The 2012 comparative results have also been adjusted. The Japan Life business contributed a profit of £5 million in half year 2013 (half year 2012: £nil; full year 2012: loss of £(2) million).

3 Analysis of asset management operating profit based on longer-term investment returns

	Half year 2013 £m
	M&G	Eastspring Investments	PruCap	US	Total
	notes (i)	notes (iii)
Operating income before performance-related fees	421	109	56	181	767
Performance related fees	4	1	-	-	5
Operating income (net of commission)note (i)	425	110	56	181	772
Operating expensenote (i)	(226)	(68)	(35)	(147)	(476)
Share of associate's results	5	-	-	-	5
Group's share of tax on joint ventures operating profitnote (iii)	-	(4)	-	-	(4)
Operating profit based on longer-term investment returns	204	38	21	34	297
Average funds under management	£230.9bn	£62.7 bn
Margin based on operating income**	36bps	35bps
Cost/income ratio†	54%	62%

	Half year 2012 £m
	M&G	Eastspring Investments	PruCap	US	Total
	notes (ii)	notes (ii)(iii)
Operating income before performance-related fees	354	96	59	142	651
Performance related fees	1	1	-	-	2
Operating income (net of commission)note (i)	355	97	59	142	653
Operating expensenote (i)	(186)	(63)	(35)	(125)	(409)
Share of associate's results	6	-	-	-	6
Group's share of tax on joint ventures operating profit	-	(2)	-	-	(2)
Operating profit based on longer-term investment returns	175	32	24	17	248
Average funds under management**	£197.3bn	£53.5bn
Margin based on operating income**	36bps	36bps
Cost/income ratio†	53%	66%

	Full year 2012 £m
	M&G	Eastspring Investments	PruCap	US	Total
	note (ii)	notes(ii)(iii)
Operating income before performance-related fees	734	201	120	296	1351
Performance related fees	9	2	-	-	11
Operating income (net of commission)note (i)	743	203	120	296	1,362
Operating expensenote (i)	(436)	(128)	(69)	(257)	(890)
Share of associate's results	13	-	-	-	13
Group's share of tax on joint ventures operating profit	-	(6)	-	-	(6)
Operating profit based on longer-term investment returns	320	69	51	39	479
Average funds under management	£205.1bn	£55.0bn
Margin based on operating income**	36bps	37bps
Cost/income ratio†	59%	64%

(i) Operating income and expense includes the Group's share of contribution from Joint Ventures (but excludes any contribution from associates). In the income statement as shown in note D of the IFRS financial statements, these amounts are netted and tax deducted and shown as single amount,

(ii) M&G and Eastspring Investments can be further analysed as follows:

			M&G							Eastspring Investments
Operating income before performance related fees							Operating income before performance related fees
	Retail	Margin of FUM **	Institu- tional ‡	Margin of FUM **	Total	Margin of FUM **		Retail	Margin of FUM**	Institu- tional‡	Margin of FUM**	Total	Margin of FUM**
	£m	bps	£m	bps	£m	bps		£m	bps	£m	bps	£m	bps
30 Jun 2013	265	89	156	18	421	36	30 Jun 2013	64	60	45	22	109	35
30 Jun 2012	218	96	136	18	354	36	30 Jun 2012	56	63	40	23	96	36
31 Dec 2012	438	91	297	19	734	36	31 Dec 2012	118	64	83	24	201	37

** Margin represents operating income before performance related fees as a proportion of the related funds under management (FUM). Half year figures have been annualised by multiplying by two. Monthly closing internal and external funds managed by the respective entity have been used to derive the average. Any funds held by the Group's insurance operations which are managed by third parties outside of the Prudential Group are excluded from these amounts.

† Cost/income ratio represents cost as a percentage of operating income before performance related fees
‡ Institutional includes internal funds.

(iii) The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B following adoption of IFRS 11 for joint ventures group on the joint venture's operating profit. This amount is excluded from the cost for cost/income ratio purposes.

4 Funds under management
(a) Summary(i)

	2013 £bn	2012 £bn
	30 Jun	30 Jun	31 Dec
Business area
Asia operations	39.9	35.0	38.9
US operations	102.5	78.1	91.4
UK operations	155.7	147.4	153.3
Prudential Group funds under management	298.1	260.5	283.6
External funds (ii)	129.3	102.7	121.4
Total funds under management	427.4	363.2	405.0
Notes
(i) Including Group's share of assets managed by joint ventures

(ii) External funds shown above as at 30 June 2013 of £129.3 billion (30 June 2012: £102.7 billion; 31 December 2012:£121.4 billion) comprise £141.7 billion (30 June 2012: £114.3 billion; 31 December 2012: £133.5 billion) of funds managed by M&G and Eastspring Investments as shown in note (c) below less £12.4 billion (half year 2012: £11.6 billion; full year 2012: £12.1 billion) that are classified within Prudential Group's funds. The £141.7 billion (30 June 2012: £114.3 billion; 31 December 2012: £133.5 billion) investment products comprise £137.4 billion (30 June 2012: £110.2 billion; 31 December 2012: £129.4 billion) as published in the New Business schedules plus Asia Money Market Funds of £4.3 billion (30 June 2012: £4.1 billion; 31 December 2012: £4.0 billion)

(b) Prudential Group funds under management - analysis by business area

	Asia operations £bn			US operations £bn			UK operations £bn			Total £bn
	30 Jun 2013	30 Jun 2012	31 Dec 2012	30 Jun 2013	30 Jun 2012	31 Dec 2012	30 Jun 2013	30 Jun 2012	31 Dec 2012	30 Jun 2013	30 Jun 2012*	31 Dec 2012*
Investment properties**	-	-	-	0.1	0.1	0.1	10.7	10.7	10.7	10.8	10.8	10.8
Equity securities	14.1	11.1	12.7	60.4	43.9	49.6	37.8	34.1	36.4	112.3	89.1	98.7
Debt securities	20.1	18.3	20.0	33.4	27.1	33.0	84.8	81.9	85.8	138.3	127.3	138.9
Loans	1.0	1.2	1.0	6.7	4.1	6.2	5.5	5.5	5.5	13.2	10.8	12.7
Other investments and deposits	1.2	1.3	1.8	1.9	2.9	2.5	16.6	15.6	15.6	19.7	19.8	19.8
Total included in statement of financial position	36.4	31.9	35.5	102.5	78.1	91.4	155.4	147.8	154.0	294.3	257.8	280.9
Internally managed funds held in insurance joint ventures'	3.5	3.1	3.4	-	-	-	0.3	(0.4)	(0.7)	3.8	2.7	2.7
Total Prudential Group funds under management as published	39.9	35.0	38.9	102.5	78.1	91.4	155.7	147.4	153.3	298.1	260.5	283.6
* The 2012 comparative results have been adjusted retrospectively from those previously published for the application of the new accounting standards described in note B.

** As included in the investments section of the consolidated statement of financial position at 30 June 2013 except for £0.2 billion (30 June 2012: £0.3 billion; 31 December 2012: £0.2 billion) investment properties which are held for sale or occupied by the Group and, accordingly under IFRS, are included in other statement of financial position captions.

(c) Investment products -external funds under management(i)

	Half year 2013 £m
	1 Jan 2013	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2013
Eastspring Investments	21,634	38,146	(36,034)	(211)	23,535
M&G	111,868	20,598	(16,758)	2,431	118,139
Group total	133,502	58,744	(52,792)	2,220	141,674

	Half year 2012 £m
	1 Jan 2012	Market gross inflows	Redemptions	Market exchange translation and other movements	30 Jun 2012
Eastspring Investments	19,221	29,142	(28,819)	72	19,616
M&G	91,948	14,701	(9,760)	(2,246)	94,643
Group total	111,169	43,843	(38,579)	(2,174)	114,259

	Full year 2012 £m
	1 Jan 2012	Market gross inflows	Redemptions	Market exchange translation and other movements	31 Dec 2012
Eastspring Investments	19,221	60,498	(59,098)	1,013	21,634
M&G	91,948	36,463	(19,582)	3,039	111,868
Group total	111,169	96,961	(78,680)	4,052	133,502
Note
(i) Including Asia Money Market Funds at 30 June 2013 of £4.3 billion (half year: 2012: £4.1 billion; full year 2012: £4.0 billion).
(d) M&G and Eastspring Investments total funds under management

	2013 £bn	2012 £bn
	30 Jun	30 Jun	31 Dec
M&G
External funds under management	118.1	94.6	111.9
Internal funds under management	116.2	109.1	116.4
Total funds under management	234.3	203.7	228.3

	2013 £bn	2012 £bn
	30 Jun	30 Jun	31 Dec
Eastspring Investments
External funds under managementnote (i)	23.5	19.6	21.6
Internal funds under management	38.3	34.2	36.5
Total funds under management	61.8	53.8	58.1
Note
(i) Including Asia Money Market Funds at 30 June 2013 of £4.3 billion (half year: 2012: £4.1 billion; full year 2012: £4.0 billion).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 August 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer